
03045664

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Grupo Minsa S.A. de C.V.

*CURRENT ADDRESS Prolongación Toltecas 4
Los Reyes Ixtacala
Tlalnepantla, Estado de Mexico
54090 Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 4453 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐			

OICF/BY: [signature]

DAT : 1/16/04

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: **1** Year: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**3,224,369**	**100**	**3,311,724**	**100**
2	**CURRENT ASSETS**	**1,172,897**	**36**	**1,255,471**	**38**
3	CASH AND SHORT-TERM INVESTMENTS	34,145	1	53,467	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	556,461	17	522,170	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	361,232	11	347,259	10
6	INVENTORIES	192,571	6	257,459	8
7	OTHER CURRENT ASSETS	28,488	1	75,116	2
8	**LONG-TERM**	**25,427**	**1**	**24,295**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	25,427	1	24,295	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,468,015**	**46**	**1,408,617**	**43**
13	PROPERTY	713,923	22	655,051	20
14	MACHINERY AND INDUSTRIAL	998,743	31	934,002	28
15	OTHER EQUIPMENT	162,912	5	148,552	4
16	ACCUMULATED DEPRECIATION	474,636	15	364,976	11
17	CONSTRUCTION IN PROGRESS	67,073	2	35,988	1
18	**DEFERRED ASSETS (NET)**	**553,632**	**17**	**602,262**	**18**
19	**OTHER ASSETS**	**4,398**	**0**	**21,079**	**1**
20	**TOTAL LIABILITIES**	**1,157,158**	**100**	**1,163,383**	
21	**CURRENT LIABILITIES**	**856,042**	**74**	**757,796**	**65**
22	SUPPLIERS	103,237	9	194,841	17
23	BANK LOANS	680,580	59	495,910	43
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	11,704	1	19,849	2
26	OTHER CURRENT LIABILITIES	60,521	5	47,196	4
27	**LONG-TERM LIABILITIES**	**301,116**	**26**	**400,291**	**34**
28	BANK LOANS	301,116	26	400,291	34
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**5,296**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,067,211**		100 **2,148,341**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**2,067,211**	**100**	**2,148,341**	**100**
36	**CONTRIBUTED**	**2,458,103**	**119**	**2,360,168**	**110**
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,563	30	633,688	29
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,429,235	69	1,338,299	62
39	PREMIUM ON SALES OF SHARES	406,305	20	388,181	18
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(390,892)**	**(19)**	**(211,827)**	**(10)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	143,317	7	216,878	10
43	REPURCHASE FUND OF SHARES	130,583	6	126,910	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(629,862)	(30)	(580,080)	(27)
45	NET INCOME FOR THE YEAR	(34,930)	(2)	24,465	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 1 YEAR: 2001

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**34,145**	100	**53,467**	**100**
46	CASH	31,250	92	38,151	71
47	SHORT-TERM INVESTMENTS	2,895	8	15,316	29
18	**DEFERRED ASSETS (NET)**	**553,632**	100	**602,262**	
48	AMORTIZED OR REDEEMED EXPENSES	469,208	85	474,383	79
49	GOODWILL	13,525	2	13,101	2
50	DEFERRED TAXES	70,899	13	114,778	19
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**856,042**	100	**757,796**	
52	FOREING CURRENCY LIABILITIES	432,850	51	289,325	38
53	MEXICAN PESOS LIABILITIES	423,192	49	468,471	62
24	**STOCK MARKET LOANS**	**0**	100	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**60,521**	100	**47,196**	
57	OTHER CURRENT LIABILITIES WITH COST	48,959	81	36,575	77
58	OTHER CURRENT LIABILITIES WITHOUT COST	11,562	19	10,621	23
27	**LONG-TERM LIABILITIES**	**301,116**	100	**400,291**	
59	FOREING CURRENCY LIABILITIES	301,116	100	400,103	100
60	MEXICAN PESOS LIABILITIES	0	0	188	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	100	**0**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**5,296**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	5,296	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(629,862)**	100	**(580,080)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(439)	0	(3,382)	(1)
71	INCOME FROM NON-MONETARY POSITION	(629,423)	(100)	(576,698)	(99)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 1 YEAR 2001

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**481,163**	**100**	**505,079**	**100**
2	COST OF SALES	356,023	74	386,277	76
3	**GROSS INCOME**	**125,140**	**26**	**118,802**	**24**
4	OPERATING	123,519	26	83,758	17
5	**OPERATING**	**1,621**	**0**	**35,044**	**7**
6	TOTAL FINANCING	34,011	7	11,870	2
7	**INCOME AFTER FINANCING COST**	**(32,390)**	**(7)**	**23,174**	**5**
8	OTHER FINANCIAL OPERATIONS	0	0	(1,353)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(32,390)**	**(7)**	**24,527**	**5**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	59	0	62	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(32,449)**	**(7)**	**24,465**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(32,449)**	**(7)**	**24,465**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	2,481	1	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(34,930)**	**(7)**	**24,465**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(34,930)**	**(7)**	**24,465**	**5**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(34,930)**	**(7)**	**24,465**	**5**

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	316,855	497,675
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	40	32
75	EMPLOYERS (*)	458	593
76	WORKERS (*)	945	868
77	CIRCULATION SHARES (*)	155,643,049	158,291,049
78	REPURCHASED SHARES (*)	13,367,175	10,849,891

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**481,163**	**100**	**505,079**	**100**
21	DOMESTIC	372,981	78	434,287	86
22	FOREIGN	108,182	22	70,792	14
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**34,011**	**100**	**11,870**	**100**
24	INTEREST PAID	41,468	122	33,066	279
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	912	3	1,160	10
27	EXCHANGE PROFITS	6,033	18	16,654	140
28	GAIN DUE TO MONETARY POSITION	(512)	(2)	(3,382)	(28)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**(1,353)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	(1,353)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**59**		**100** **62**	**100**
32	INCOME TAX	59	100	62	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	533,600	553,968
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,007,798	2,221,779
39	OPERATION INCOME (**)	118,633	102,530
40	NET INCOME OF MAYORITY INTEREST(**)	(96,385)	(23,134)
41	NET CONSOLIDATED INCOME (**)	(96,385)	(23,134)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**44,015**	**27,900**
13	DEPRECIATION AND AMORTIZATION FOR THE	44,015	27,900
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**40,575**	**(26,575)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	31,481	14,111
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(19,532)	30,622
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	27,991	(80,047)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	3,591	4,315
22	+ (-) INCREASE (DECREASE) IN OTHER	(2,956)	4,424
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(11,237)**	**(9,663)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(5,162)	12,611
24	+ LONG-TERM BANK AND STOCK MARKET	(6,075)	(27,570)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	5,296
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(9,570)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	(9,570)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(26,931)**	**(16,102)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(1)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(21,509)	(15,598)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	(263)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(5,422)	(240)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(34,930)**	**24,465**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	44,015	27,900
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**9,085**	**52,365**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	40,575	(26,575)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**49,660**	**25,790**
6	CASH FLOW FROM EXTERNAL FINANCING	(11,237)	(9,663)
7	CASH FLOW FROM INTERNAL FINANCING	0	(9,570)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(11,237)**	**(19,233)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(26,931)**	**(16,102)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	11,492	(9,545)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	22,653	63,012
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	34,145	53,467

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 1 2001
GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(7.26) %	4.84 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(4.66) %	(1.08) %
3	NET INCOME TO TOTAL ASSETS (**)	(2.99) %	(0.70) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.47) %	13.82 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.62 times	0.67 times
7	NET SALES TO FIXED ASSETS (**)	1.37 times	1.58 times
8	INVENTORIES ROTATION (**)	8.43 times	6.64 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	91 days	81 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	18.07 %	15.13 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	35.89 %	35.13 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.56 times	0.54 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	63.43 %	59.26 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	20.51 %	28.42 %
15	OPERATING INCOME TO INTEREST PAID	0.04 times	1.06 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.74 times	1.91 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.37 times	1.66 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.15 times	1.32 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.01 times	1.08 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.99 %	7.06 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	1.89 %	10.37 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	8.43 %	(5.26) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.20 times	0.78 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	50.24 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	49.76 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	79.87 %	96.87

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 1 YEAR: 2001

GRUPO MINSA, SA DE CV

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.59)		$ (0.26)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.59)		$ (0.26)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 13.28		$ 13.57	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.19	times	0.36	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(4.05)	times	(17.57)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **1** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,876	392,868
2	MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	321,621
3	MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	134,893
4	MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	364,012
5	MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	105,123
6	MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	262,823
7	SERVICIOS CORPORATIVOS MINSA	PRESTADORA SERVICIOS	10,049,999	99.99	10,050	(14,223)
8	MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	105,282
9	LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	(23)
10	SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	297
11	OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	5,418	(41,425)
12	LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(1,739)
13	MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	10,000	99.99	28,564	20,744
14	COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,049	33,078
15	SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	49	(3,287)
16	OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)	PRESTADORA DE SERVICIOS	49	98.00	49	69
TOTAL INVESTMENT IN SUBSIDIARIES					**745,368**	**1,680,113**
ASSOCIATEDS						
1	OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	0
			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					**0**	**0**
OTHER PERMANENT INVESTMENTS						**25,427**
TOTAL						**1,705,540**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 1 YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	210,845	45,985	164,860	357,655	60,739	461,776
MACHINERY	533,937	111,353	422,584	464,805	165,636	721,753
TRANSPORT EQUIPMENT	41,933	19,452	22,481	21,350	16,290	27,541
OFFICE EQUIPMENT	14,354	6,369	7,985	13,336	2,306	19,015
COMPUTER EQUIPMENT	34,911	19,810	15,101	27,697	22,183	20,615
OTHER	5,122	2,233	2,889	4,209	2,280	4,818
DEPRECIABLES TOTAL	**841,102**	**205,202**	**635,900**	**889,052**	**269,434**	**1,255,518**
NOT DEPRECIATION ASSETS						
GROUNDS	43,292	0	43,292	102,131	0	145,423
CONSTRUCTIONS IN PROCESS	30,785	0	30,785	36,289	0	67,074
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**74,077**	**0**	**74,077**	**138,420**	**0**	**212,497**
TOTAL	**915,179**	**205,202**	**709,977**	**1,027,472**	**269,434**	**1,468,015**

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
Quirografario/IFC		7.03	0	0	0	0	0	0	0	0	0	59,614	59,614	59,614	59,614	0
Quirografario/IFC		7.03	0	0	0	0	0	0	0	0	0	39,746	39,742	39,746	39,742	0
Quirografario/Rabobank		9.61	0	0	0	0	0	0	0	0	96,519	0	0	0	0	0
Quirografario/Bancomer		22.05	91,055	0	0	0	0	0	0	0	0	0	0	0	0	0
Quirografario/Bancomer		22.80	88,648	0	0	0	0	0	0	0	0	0	0	0	0	0
Quirografario/Rabobank		9.60	0	0	0	0	0	0	0	0	54,646	0	0	0	0	0
Quirografario/Rabobank		9.70	0	0	0	0	0	0	0	0	49,679	0	0	0	0	0
Quirografario/Rabobank		9.73	0	0	0	0	0	0	0	0	46,698	0	0	0	0	0
Quirografario/Comerica		23.60	31,398	0	0	0	0	0	0	0	0	0	0	0	0	0
Quirografario/Ecoban		11.24	0	0	0	0	0	0	0	0	39,742	0	0	0	0	0
Quirografario/Ecoban		11.24	0	0	0	0	0	0	0	0	29,808	0	0	0	0	0
Quirografario/Bancomer		23.70	26,165	0	0	0	0	0	0	0	0	0	0	0	0	0
Quirografario/Comerica		23.95	10,464	0	0	0	0	0	0	0	0	0	0	0	0	0
ADM MILLING		9.00	0	0	0	0	0	0	0	0	6,954	0	0	0	0	0
Quirografario/Banco de Expor		23.25	0	0	0	0	0	0	0	0	6,073	0	0	0	0	0
Refaccionario/Quadrum		13.86	0	0	0	1,371	0	0	0	0	0	0	0	0	0	0
Arrendamiento/Mercedes-Benz		9.72	0	0	0	0	0	0	0	0	0	847	2,257	0	0	0
Quirografario/Houghton Bank		9.45	0	0	0	0	0	0	0	0	0	669	389	0	0	0
Quirografario/IED		8.50	0	0	0	0	0	0	0	0	0	128	252	0	0	0
Arrendamiento/Wells Fargo		8.75	0	0	0	0	0	0	0	0	0	167	87	0	0	0
Arrendamiento/Wells Fargo		8.75	0	0	0	0	0	0	0	0	0	101	59	0	0	0
Arrendamiento/Wells Fargo		8.50	0	0	0	0	0	0	0	0	0	46	0	0	0	0
Arrendamiento/Wells Fargo		8.50	0	0	0	0	0	0	0	0	0	42	0	0	0	0
TOTAL BANKS			**247,730**	**0**	**0**	**1,371**	**0**	**0**	**0**	**0**	**330,119**	**101,360**	**102,400**	**99,360**	**99,356**	**0**
PROVEEDORES																
VARIOS S22			103,237	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**103,237**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS S26			60,521	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**60,521**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			411,488	**0**	**0**	**1,371**	**0**	**0**	**0**	**0**	**330,119**	**101,360**	**102,400**	**99,360**	**99,356**	**0**

NOTES

STOCK EXCHANGE CODE:MINSA
GRUPO MINSA, SA DE CV

QUARTER: 1 YEAR: 2001

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,080,869	1,056,287	24,584	0.55	410
FEBRUARY	1,195,905	1,091,485	104,420	0.00	68
MARCH	1,171,869	1,113,197	58,673	0.63	(40)
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					438

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUPO MINSA, SA DE CV

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2001**
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	75,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	41,760	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	37,500	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	35,757	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	20,880	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	41,760	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	4,050	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	15,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	9,000	7

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	121,214	277,091	118,921	364,592	26.50	MINSA	INDUSTRIALES DE LA MASA Y TORTILLA
T O T A L		277,091		364,592			

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			27,196	108,182	ESTADOS UNIDOS CENTROAMERICA	MINSA	INDUSTRIALES DE LA MASA Y LA TORTILLA
TOTAL				108,182			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF :

Number of shares Outstanding at the Date of the NFE A:
(Units)

ARE THE FIGURES FISCALLY AUDITED? ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO OF OF

FISCAL EARNINGS
- DETERMINED INCOME
+ DEDUCTED WORKER'S PROF
- DETERMINED WORKER
- DETERMINED RFE
- NON DEDUCTABLES

NFE OF PERIOD :

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO OF OF

Number of shares Outstanding at the Date of the NFE A:
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **1995**	
	0.00
Number of shares Outstanding at the Date of the NFE A : (Units)	139,301,049.00

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFE AR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFE AR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFE AR (Units) 0

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** **OF** **MARCH** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

DR. JUAN GARGALLO COSTA
DIRECTOR GENERAL

C.P. GUILLERMO TURINCIO PIMENTEL
DIRECTOR CORPORATIVO DE FINANZAS Y ADMINISTRACION

TLALNEPANTLA, MEX, AT MAY 29 OF 2003

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 1 YEAR 2001

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	65,070,925		65,070,925		258,608	
B		0		62,245,124		62,245,124		248,980
C		0		28,327,000	17,894,650	10,432,350		114,975
TOTAL			**65,070,925**	**90,572,124**	**82,965,575**	**72,677,474**	**258,608**	**363,955**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,643,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	274,000	4.52000	4.60000
C	12,498,000	4.86000	2.36000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: **2** Year: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2001 AND 2000

(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,155,301**	**100**	**3,188,506**	**100**
2	**CURRENT ASSETS**	**1,111,772**	**35**	**1,262,080**	**40**
3	CASH AND SHORT-TERM INVESTMENTS	67,674	2	50,981	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	528,821	17	528,767	17
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	248,332	8	315,800	10
6	INVENTORIES	209,526	7	334,044	10
7	OTHER CURRENT ASSETS	57,419	2	32,488	1
8	**LONG-TERM**	**25,744**	**1**	**23,019**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	25,744	1	23,019	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,460,162**	**46**	**1,306,016**	**41**
13	PROPERTY	723,161	23	622,928	20
14	MACHINERY AND INDUSTRIAL	998,436	32	869,739	27
15	OTHER EQUIPMENT	148,612	5	137,501	4
16	ACCUMULATED DEPRECIATION	508,130	16	359,526	11
17	CONSTRUCTION IN PROGRESS	98,083	3	35,374	1
18	**DEFERRED ASSETS (NET)**	**546,617**	**17**	**576,811**	**18**
19	**OTHER ASSETS**	**11,006**	**0**	**20,580**	**1**
20	**TOTAL LIABILITIES**	**1,134,151**	**100**	**1,200,869**	
21	**CURRENT LIABILITIES**	**894,692**	**79**	**852,580**	**71**
22	SUPPLIERS	123,500	11	205,971	17
23	BANK LOANS	708,286	62	596,430	50
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	16,254	1	6,432	1
26	OTHER CURRENT LIABILITIES	46,652	4	43,747	4
27	**LONG-TERM LIABILITIES**	**239,459**	**21**	**348,289**	**29**
28	BANK LOANS	239,459	21	348,289	29
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,021,150**		100 **1,987,637**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**2,021,150**	**100**	**1,987,637**	**100**
36	**CONTRIBUTED**	**2,488,565**	**123**	**2,212,050**	**111**
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,565	31	624,980	31
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,454,660	72	1,219,258	61
39	PREMIUM ON SALES OF SHARES	411,340	20	367,812	19
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(467,415)**	**(23)**	**(224,413)**	**(11)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	144,374	7	204,491	10
43	REPURCHASE FUND OF SHARES	132,197	7	118,538	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(669,291)	(33)	(558,007)	(28)
45	NET INCOME FOR THE YEAR	(74,695)	(4)	10,565	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**67,674**	**100**	**50,981**	**100**
46	CASH	41,212	61	35,893	70
47	SHORT-TERM INVESTMENTS	26,462	39	15,088	30
18	**DEFERRED ASSETS (NET)**	**546,617**	**100**	**576,811**	
48	AMORTIZED OR REDEEMED EXPENSES	462,295	85	456,973	79
49	GOODWILL	12,882	2	12,739	2
50	DEFERRED TAXES	71,440	13	107,099	19
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**894,692**	**100**	**852,580**	
52	FOREING CURRENCY LIABILITIES	462,097	52	383,491	45
53	MEXICAN PESOS LIABILITIES	432,595	48	469,089	55
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**46,652**		100 **43,747**	
57	OTHER CURRENT LIABILITIES WITH COST	32,485	70	30,924	71
58	OTHER CURRENT LIABILITIES WITHOUT COST	14,167	30	12,823	29
27	**LONG-TERM LIABILITIES**	**239,459**	**100**	**348,289**	
59	FOREING CURRENCY LIABILITIES	239,459	100	348,289	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(669,291)**		00 **(558,007)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(4,326)	(1)	(471)	0
71	INCOME FROM NON-MONETARY POSITION	(664,965)	(99)	(557,536)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	217,080	409,500
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	40	32
75	EMPLOYERS (*)	458	593
76	WORKERS (*)	945	868
77	CIRCULATION SHARES (*)	155,643,049	155,850,049
78	REPURCHASED SHARES (*)	13,402,936	12,565,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR **2001**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**960,664**	**100**	**965,678**	**100**
2	COST OF SALES	737,303	77	719,290	74
3	**GROSS INCOME**	**223,361**	**23**	**246,388**	**26**
4	OPERATING	257,397	27	150,042	16
5	**OPERATING**	**(34,036)**	**(4)**	**96,346**	**10**
6	TOTAL FINANCING	41,508	4	86,880	9
7	**INCOME AFTER FINANCING COST**	**(75,544)**	**(8)**	**9,466**	**1**
8	OTHER FINANCIAL OPERATIONS	(8,000)	(1)	(1,264)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(67,544)**	**(7)**	**10,730**	**1**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	279	0	165	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(67,823)**	**(7)**	**10,565**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(67,823)**	**(7)**	**10,565**	**1**
14	INCOME OF DISCONTINUOUS OPERATIONS	6,872	1	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(74,695)**	**(8)**	**10,565**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(74,695)**	**(8)**	**10,565**	**1**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(74,695)**	**(8)**	**10,565**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**960,664**	**100**	**965,678**	**100**
21	DOMESTIC	771,181	80	823,903	85
22	FOREIGN	189,483	20	141,775	15
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**41,508**	**100**	**86,880**	**100**
24	INTEREST PAID	80,424	194	66,473	77
25	EXCHANGE LOSSES	0	0	22,162	26
26	INTEREST EARNED	1,743	4	1,283	1
27	EXCHANGE PROFITS	33,237	80	0	0
28	GAIN DUE TO MONETARY POSITION	(3,936)	(9)	(472)	(1)
8	**OTHER FINANCIAL OPERATIONS**	**(8,000)**	**100**	**(1,264)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(8,000)	(100)	(1,264)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**279**		**100** **165**	**100**
32	INCOME TAX	279	100	165	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,062,076	1,076,603
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,952,739	2,014,131
39	OPERATION INCOME (**)	9,271	120,598
40	NET INCOME OF MAYORITY INTEREST(**)	(122,879)	(40,967)
41	NET CONSOLIDATED INCOME (**)	(122,879)	(40,967)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 YEAR: 2001
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(74,695)**	**10,565**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	90,766	51,555
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**16,071**	**62,120**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	158,700	(74,189)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**174,771**	**(12,069)**
6	CASH FLOW FROM EXTERNAL FINANCING	(57,578)	80,921
7	CASH FLOW FROM INTERNAL FINANCING	0	(33,191)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(57,578)**	**47,730**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(72,455)**	**(44,385)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	44,738	(8,724)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	22,936	59,705
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	67,674	50,981

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**90,766**	**51,555**
13	DEPRECIATION AND AMORTIZATION FOR THE	90,766	52,821
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		(1,266)
17	+ (-) OTHER ITEMS		0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**158,700**	**(74,189)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	66,458	(20,667)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(25,666)	(65,070)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	108,513	(5,466)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	19,392	15,998
22	+ (-) INCREASE (DECREASE) IN OTHER	(9,997)	1,016
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(57,578)**	**80,921**
23	+ SHORT-TERM BANK AND STOCK MARKET	13,984	138,010
24	+ LONG-TERM BANK AND STOCK MARKET	(71,562)	(57,089)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(33,191)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL		(33,191)
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(72,455)**	**(44,385)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	3	(2)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(13,641)	(6,711)
36	(-) INCREASE IN CONSTRUCTIONS IN	(33,195)	(1,529)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(25,622)	(36,143)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA | QUARTER: 2 | 2001

GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(7.78) %	1.09 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(6.08) %	(2.06) %
3	NET INCOME TO TOTAL ASSETS (**)	(3.89) %	(1.28) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(5.27) %	4.47 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.62 times	0.63 times
7	NET SALES TO FIXED ASSETS (**)	1.34 times	1.54 times
8	INVENTORIES ROTATION (**)	7.18 times	4.56 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	86 days	86 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	18.80 %	14.10 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	35.94 %	37.66 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.56 times	0.60 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	61.86 %	60.94 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	16.40 %	26.67 %
15	OPERATING INCOME TO INTEREST PAID	(0.42) times	1.45 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.72 times	1.68 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24 times	1.48 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.01 times	1.09 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.98 times	1.05 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.56 %	5.98 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	1.67 %	6.43 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	16.52 %	(7.68) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.17 times	(0.18) times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	169.54 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	(69.54) %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	18.83 %	15.12

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 2 YEAR: 2001

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.45)	$ (0.25)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.45)	$ (0.25)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 12.99	$ 12.75
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.11 times	0.36 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(3.11) times	(18.28) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2001**
GRUPO MINSA, SA DE CV

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,876	397,753
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	325,620
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	136,570
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	368,539
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	106,429
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	266,090
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	10,049,999	99.99	10,050	(14,407)
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	106,591
9 LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	(23)
10 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	302
11 OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	5,418	(41,940)
12 LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(1,759)
13 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	10,000	99.99	28,564	21,003
14 COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,049	33,490
15 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	49	(3,327)
TOTAL INVESTMENT IN SUBSIDIARIES				**745,319**	**1,700,931**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	**0**
OTHER PERMANENT INVESTMENTS					**25,744**
T O T A L					1,726,675

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **2** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	210,279	54,229	156,050	364,022	59,995	460,077
MACHINERY	533,021	131,315	401,706	456,175	163,617	694,264
TRANSPORT EQUIPMENT	36,253	22,938	13,315	20,869	16,089	18,095
OFFICE EQUIPMENT	14,199	7,509	6,690	13,655	2,278	18,067
COMPUTER EQUIPMENT	35,608	23,361	12,247	28,030	21,912	18,365
OTHER	5,079	2,634	2,445	4,161	2,252	4,354
DEPRECIABLES TOTAL	**834,439**	**241,986**	**592,453**	**886,912**	**266,143**	**1,213,222**
NOT DEPRECIATION ASSETS						
GROUNDS	51,610	0	51,610	97,251	0	148,861
CONSTRUCTIONS IN PROCESS	91,602	0	91,602	6,477	0	98,079
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**143,212**	**0**	**143,212**	**103,728**	**0**	**246,940**
TOTAL	**977,651**	**241,986**	**735,665**	**990,640**	**266,143**	**1,460,162**

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2001**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/IFC		7.75	0	0	0	0	0	0	0	0	0	57,114	47,595	47,595	47,595	0
QUIROGRAFARIO/IFC		7.75	0	0	0	0	0	0	0	0	0	38,077	31,730	31,729	31,729	0
QUIROGRAFARIO/RABOBANK		7.62	0	0	0	0	0	0	0	0	95,189	0	0	0	0	0
QUIROGRAFARIO/RABOBANK		6.77	0	0	0	0	0	0	0	0	92,472	0	0	0	0	0
QUIROGRAFARIO/BANCOMER		16.60	91,298	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCOMER		18.20	87,835	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/RABOBANK		7.61	0	0	0	0	0	0	0	0	52,353	0	0	0	0	0
QUIROGRAFARIO/RABOBANK		6.91	0	0	0	0	0	0	0	0	44,740	0	0	0	0	0
QUIROGRAFARIO/ECOBAN		11.24	0	0	0	0	0	0	0	0	38,076	0	0	0	0	0
QUIROGRAFARIO/ECOBAN		11.24	0	0	0	0	0	0	0	0	28,557	0	0	0	0	0
QUIROGRAFARIO/BANCOMER		21.70	25,080	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/COMERICA		22.00	20,988	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/COMERICA		21.50	20,988	0	0	0	0	0	0	0	0	0	0	0	0	0
ADM MILLING		9.00	0	0	0	0	0	0	0	0	6,664	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXPOR		23.25	0	0	0	0	0	0	0	0	5,857	0	0	0	0	0
REFACCIONARIO/QUADRUM		13.66	0	0	0	1,207	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO/MERCEDES BENZ		9.72	0	0	0	0	0	0	0	0	0	771	1,360	0	0	0
QUIROGRAFARIO/HOUGHTON BANK		9.45	0	0	0	0	0	0	0	0	0	514	0	0	0	0
REFACCIONARIO/QUADRUM		22.00	0	0	0	250	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO		8.75	0	0	0	0	0	0	0	0	0	127	79	0	0	0
ARRENDAMIENTO/WELLS FARGO		8.75	0	0	0	0	0	0	0	0	0	82	47	0	0	0
ARRENDAMIENTO/WELLS FARGO		8.50	0	0	0	0	0	0	0	0	0	17	0	0	0	0
ARRENDAMIENTO/WELLS FARGO		8.50	0	0	0	0	0	0	0	0	0	30	0	0	0	0
TOTAL BANKS			**246,189**	**0**	**0**	**1,457**	**0**	**0**	**0**	**0**	**363,908**	**96,732**	**80,811**	**79,324**	**79,324**	**0**

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2001

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
PROVEEDORES VARIOS S22			123,500	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**123,500**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCUL S26			46,652	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**46,652**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			416,341	**0**	**0**	**1,457**	**0**	**0**	**0**	**0**	**363,908**	**96,732**	**80,811**	**79,324**	**79,324**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2001**
GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	16,725	151,706	3,181	28,858	180,564
OTHER	16,725	151,706	3,181	28,858	180,564
TOTAL	**33,450**	**303,412**	**6,362**	**57,716**	**361,128**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
NET BALANCE	**33,450**	**303,412**	**6,362**	**57,716**	**361,128**
FOREING MONETARY POSITION					
TOTAL ASSETS	**20,482**	**185,792**	**6,867**	**62,286**	**248,078**
LIABILITIES POSITION	**6,108**	**55,410**	**4,491**	**40,736**	**96,146**
SHORT TERM LIABILITIES POSITION	5,952	53,992	4,491	40,736	94,728
LONG TERM LIABILITIES POSITION	156	1,418	0	0	1,418
NET BALANCE	**14,374**	**130,382**	**2,376**	**21,550**	**151,932**

NOTES

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2001**
GRUPO MINSA, SA DE CV

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7 **CONSOLIDATED**
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,060,674	1,451,752	(391,075)	0.55	2,168
FEBRUARY	990,526	1,297,607	(307,079)	0.07	(203)
MARCH	974,638	1,098,023	(123,384)	0.63	781
APRIL	969,041	1,069,996	(100,954)	0.50	508
MAY	960,590	1,068,812	(108,221)	0.23	248
JUNE	956,199	1,182,150	(225,951)	0.24	534
ACTUALIZATION:	0	0	0	0.00	290
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					4,326

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUPO MINSA, SA DE CV

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2001**
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **2** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			65.00

NOTES

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	242,623	633,254	238,034	753,874	27.00	MINSA	INDUSTRIALES DE LA TORTILLA
T O T A L		633,254		753,874			

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			52,939	189,483	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
T O T A L				189,483			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 0000 — 0

Number of shares Outstanding at the Date of the NFE A: (Units) — 0

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFE A: (Units) — 0

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **1995**	0
Number of shares Outstanding at the Date of the NFE A : (Units)	139,301,049

STOCK EXCHANGE COI MINSA QUARTER: 2 YEAR: 2001
RAZON SOCIAL: **GRUPO MINSA, SA DE CV**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

____________________________ ____________________________

TLALNEPANTLA, MEX, AT MAY 29 OF 2003

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 2 YEAR 2001

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,608	
C		0		28,327,000		28,327,000		114,977
TOTAL			**65,070,925**	**90,572,124**	**0**	**155,643,049**	**258,608**	**363,957**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,643,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	274,000	4.52000	2.40000
C	12,498,000	4.86000	1.40000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: **3** Year: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,187,906**	**100**	**3,177,054**	**100**
2	**CURRENT ASSETS**	**1,123,795**	**35**	**1,240,687**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	130,318	4	81,130	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	526,658	17	518,365	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	237,830	7	337,344	11
6	INVENTORIES	189,319	6	256,442	8
7	OTHER CURRENT ASSETS	39,670	1	47,406	1
8	**LONG-TERM**	**26,072**	**1**	**23,406**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	26,072	1	23,406	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,496,151**	**47**	**1,323,580**	**42**
13	PROPERTY	736,247	23	631,289	20
14	MACHINERY AND INDUSTRIAL	1,044,781	33	887,786	28
15	OTHER EQUIPMENT	149,262	5	142,078	4
16	ACCUMULATED DEPRECIATION	552,378	17	377,788	12
17	CONSTRUCTION IN PROGRESS	118,239	4	40,215	1
18	**DEFERRED ASSETS (NET)**	**530,952**	**17**	**566,453**	**18**
19	**OTHER ASSETS**	**10,936**	**0**	**22,928**	**1**
20	**TOTAL LIABILITIES**	**1,230,046**	**100**	**1,099,177**	
21	**CURRENT LIABILITIES**	**979,107**	**80**	**764,165**	**70**
22	SUPPLIERS	176,170	14	120,470	11
23	BANK LOANS	718,798	58	570,099	52
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	15,392	1	12,203	1
26	OTHER CURRENT LIABILITIES	68,747	6	61,393	6
27	**LONG-TERM LIABILITIES**	**250,939**	**20**	**335,012**	**30**
28	BANK LOANS	250,939	20	335,012	30
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,957,860**		**100 2,077,877**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**1,957,860**	**100**	**2,077,877**	**100**
36	**CONTRIBUTED**	**2,520,501**	**129**	**2,262,591**	**109**
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,564	32	622,572	30
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,481,319	76	1,266,040	61
39	PREMIUM ON SALES OF SHARES	416,618	21	373,979	18
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(562,641)**	**(29)**	**(184,714)**	**(9)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	147,203	8	200,204	10
43	REPURCHASE FUND OF SHARES	133,892	7	120,205	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(658,009)	(34)	(548,599)	(26)
45	NET INCOME FOR THE YEAR	(185,727)	(9)	43,476	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 3 YEAR: 2001

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**130,318**	**100**	**81,130**	**100**
46	CASH	32,083	25	75,549	93
47	SHORT-TERM INVESTMENTS	98,235	75	5,581	7
18	**DEFERRED ASSETS (NET)**	**530,952**	**100**	**566,453**	
48	AMORTIZED OR REDEEMED EXPENSES	446,209	84	446,372	79
49	GOODWILL	13,294	3	12,982	2
50	DEFERRED TAXES	71,449	13	107,099	19
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**979,107**	**100**	**764,165**	
52	FOREING CURRENCY LIABILITIES	477,162	49	367,336	48
53	MEXICAN PESOS LIABILITIES	501,945	51	396,829	52
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**68,747**		100 **61,393**	
57	OTHER CURRENT LIABILITIES WITH COST	51,506	75	42,650	69
58	OTHER CURRENT LIABILITIES WITHOUT COST	17,241	25	18,743	31
27	**LONG-TERM LIABILITIES**	**250,939**	**100**	**335,012**	
59	FOREING CURRENCY LIABILITIES	250,939	100	335,012	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**0**	**100**	**0**	
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(658,009)**		100 **(548,599)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(3,309)	(1)	(4,763)	(1)
71	INCOME FROM NON-MONETARY POSITION	(654,700)	(99)	(543,836)	(99)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: 3 YEAR: 2001

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	144,688	476,522
73	PENSIONS FUND AND SENIORITY	184	0
74	EXECUTIVES (*)	38	40
75	EMPLOYERS (*)	618	458
76	WORKERS (*)	718	945
77	CIRCULATION SHARES (*)	155,641,049	155,643,049
78	REPURCHASED SHARES (*)	13,374,827	12,772,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: 3 YEAR 2001

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,441,843**	**100**	**1,452,377**	**100**
2	COST OF SALES	1,116,546	77	1,062,850	73
3	**GROSS INCOME**	**325,297**	**23**	**389,527**	**27**
4	OPERATING	397,434	28	241,155	17
5	**OPERATING**	**(72,137)**	**(5)**	**148,372**	**10**
6	TOTAL FINANCING	112,189	8	105,885	7
7	**INCOME AFTER FINANCING COST**	**(184,326)**	**(13)**	**42,487**	**3**
8	OTHER FINANCIAL OPERATIONS	(8,103)	(1)	(1,319)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(176,223)**	**(12)**	**43,806**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	500	0	330	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(176,723)**	**(12)**	**43,476**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(176,723)**	**(12)**	**43,476**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	9,004	1	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(185,727)**	**(13)**	**43,476**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(185,727)**	**(13)**	**43,476**	**3**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(185,727)**	**(13)**	**43,476**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,441,843**	**100**	**1,452,377**	**100**
21	DOMESTIC	1,129,497	78	1,226,672	84
22	FOREIGN	312,346	22	225,705	16
23	TRANSLATED INTO DOLLARS (***)	0	0		
6	**TOTAL FINANCING COST**	**112,189**	**100**	**105,885**	**100**
24	INTEREST PAID	118,194	105	111,271	105
25	EXCHANGE LOSSES	0	0	1,809	2
26	INTEREST EARNED	1,690	2	2,431	2
27	EXCHANGE PROFITS	829	1	0	0
28	GAIN DUE TO MONETARY POSITION	(3,486)	(3)	(4,764)	(4)
8	**OTHER FINANCIAL OPERATIONS**	**(8,103)**	**100**	**(1,319)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(8,103)	(100)	(1,319)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**500**		**100 330**	**100**
32	INCOME TAX	500	100	305	92
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	25	8
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR **2001**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,598,402	1,674,227
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,924,459	1,973,111
39	OPERATION INCOME (**)	(86,198)	134,273
40	NET INCOME OF MAYORITY INTEREST(**)	(270,949)	(7,393)
41	NET CONSOLIDATED INCOME (**)	(270,949)	(7,393)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2001**
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(185,727)**	**43,476**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	136,561	75,983
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(49,166)**	**119,459**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	296,176	(58,449)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**247,010**	**61,010**
6	CASH FLOW FROM EXTERNAL FINANCING	(48,397)	26,833
7	CASH FLOW FROM INTERNAL FINANCING	0	(24,156)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(48,397)**	**2,677**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(91,528)**	**(43,262)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	107,085	20,425
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	23,233	60,705
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	130,318	81,130

STOCK EXCHANGE CODE: MINSA | QUARTER: 3 | YEAR: 2001

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**136,561**	**75,983**
13	DEPRECIATION AND AMORTIZATION FOR THE	136,561	78,938
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	1,809
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	(4,764)
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**296,176**	**(58,449)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	76,209	(1,748)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(3,114)	28,558
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	142,041	(36,181)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	69,769	(69,748)
22	+ (-) INCREASE (DECREASE) IN OTHER	11,271	20,670
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(48,397)**	**26,833**
23	+ SHORT-TERM BANK AND STOCK MARKET	15,650	103,994
24	+ LONG-TERM BANK AND STOCK MARKET	(64,047)	(77,161)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(24,156)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	(24,156)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(91,528)**	**(43,262)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(22,562)	(8,654)
36	(-) INCREASE IN CONSTRUCTIONS IN	(59,176)	(6,449)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(9,790)	(28,159)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 3 2001
GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(12.88)	%	2.99	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(13.84)	%	(0.36)	%
3	NET INCOME TO TOTAL ASSETS (**)	(8.50)	%	(0.23)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.88)	%	10.96	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.60	times	0.62	times
7	NET SALES TO FIXED ASSETS (**)	1.29	times	1.49	times
8	INVENTORIES ROTATION (**)	7.18	times	4.34	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	86	days	84	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	17.60	%	13.24	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	38.58	%	34.60	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.63	times	0.53	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.19	%	63.90	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	16.77	%	25.31	%
15	OPERATING INCOME TO INTEREST PAID	(0.61)	times	1.33	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.56	times	1.80	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.15	times	1.62	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.95	times	1.29	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.91	times	1.13	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	13.31	%	10.62	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(3.41)	%	8.23	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	20.54	%	(4.02)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.09	times	0.55	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	1,002.35	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	(902.35)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	24.65	%	20.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 3 YEAR: 2001

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (1.14)	$ (0.05)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (1.14)	$ (0.05)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 12.58	$ 13.35
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.28 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00 times	(74.00) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2001**
GRUPO MINSA, SA DE CV

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,876	284,427
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	330,533
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	190,337
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	355,748
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	111,707
6 MINSA DEL NORTESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	272,817
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	10,049,999	99.99	10,050	(29,077)
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	153,694
9 LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	(11,828)
10 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	275
11 OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	5,418	(47,165)
12 LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(6,852)
13 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	23,604	99.99	36,220	20,418
14 COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,049	83,203
15 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	49	(43,393)
16 MINSA EL SALVADOR	COMERCIALIZADORA	49,999	99.99	53	55
TOTAL INVESTMENT IN SUBSIDIARIES				**753,028**	**1,664,899**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**26,072**
TOTAL					**1,690,971**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIMINSA QUARTER: 3 YEAR: 2001
GRUPO MINSA, SA DE CV

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	212,366	45,059	167,307	371,224	77,311	461,220
MACHINERY	558,018	170,409	387,609	476,848	149,780	714,677
TRANSPORT EQUIPMENT	36,368	24,963	11,405	21,285	20,721	11,969
OFFICE EQUIPMENT	14,366	7,270	7,096	13,744	4,920	15,920
COMPUTER EQUIPMENT	36,232	23,297	12,935	27,268	23,865	16,338
OTHER	5,535	2,264	3,271	4,386	2,525	5,132
DEPRECIABLES TOTAL	**862,885**	**273,262**	**589,623**	**914,755**	**279,122**	**1,225,256**
NOT DEPRECIATION ASSETS						
GROUNDS	53,382	0	53,382	99,274	0	152,656
CONSTRUCTIONS IN PROCESS	116,715	0	116,715	1,524	0	118,239
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**170,097**	**0**	**170,097**	**100,798**	**0**	**270,895**
TOTAL	**1,032,982**	**273,262**	**759,720**	**1,015,553**	**279,122**	**1,496,151**

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2001**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/IFC		7.75	0	0	0	0	0	0	0	0	0	59,886	49,903	49,903	49,903	0
QUIROGRAFARIO/IFC		7.75	0	0	0	0	0	0	0	0	0	39,921	33,269	33,269	33,267	0
QUIROGRAFARIO/RABONABK		6.08	0	0	0	0	0	0	0	0	96,954	0	0	0	0	0
QUIROGRAFARIO/RABONABK		6.13	0	0	0	0	0	0	0	0	99,805	0	0	0	0	0
QUIROGRAFARIO/BANCOMER		13.30	163,826	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/RABONABK		6.13	0	0	0	0	0	0	0	0	54,894	0	0	0	0	0
QUIROGRAFARIO/RABONABK		6.14	0	0	0	0	0	0	0	0	46,908	0	0	0	0	0
QUIROGRAFARIO/ECOBAN		11.24	0	0	0	0	0	0	0	0	29,942	0	0	0	0	0
QUIROGRAFARIO/ECOBAN		11.24	0	0	0	0	0	0	0	0	39,921	0	0	0	0	0
QUIROGRAFARIO/BANCOMER		21.70	25,085	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/COMERICA		20.20	20,990	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/COMERICA		16.40	10,495	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/COMERICA		18.00	20,990	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXPOR		23.25	0	0	0	0	0	0	0	0	6,026	0	0	0	0	0
REFACCIONARIO/QUADRUM		13.86	0	0	0	0	0	0	0	0	632	0	0	0	0	0
REFACCIONARIO/QUADRUM		26.34	250	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO/MERCEDES BENZ		9.72	0	0	0	0	0	0	0	0	0	808	1,200	0	0	0
ARRENDAMIENTO/WELLS FARGO		8.75	0	0	0	0	0	0	0	0	0	134	55	0	0	0
ARRENDAMIENTO/WELLS FARGO		8.75	0	0	0	0	0	0	0	0	0	72	45	0	0	0
ARRENDAMIENTO/WELLS FARGO		8.50	0	0	0	0	0	0	0	0	0	23	0	0	0	0
ARRENDAMIENTO/WELLS FARGO		6.50	0	0	0	0	0	0	0	0	0	74	125	0	0	0
ARRENDAMIENTO/RANDY JOHNSON		7.00	0	0	0	0	0	0	0	0	0	1,162	0	0	0	0
TOTAL BANKS			**241,636**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**375,082**	**102,080**	**84,597**	**83,172**	**83,170**	**0**

STOCK EXCHANGE CODE: **MINSA**

GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2001**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
PROVEEDORES VARIOS S22			176,170	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**176,170**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCUL S26			68,747	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**68,747**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			486,553	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**375,082**	**102,080**	**84,597**	**83,172**	**83,170**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2001**

GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	23,566	224,112	5,025	47,787	271,899
OTHER	23,566	224,112	5,025	47,787	271,899
TOTAL	**47,132**	**448,224**	**10,050**	**95,574**	**543,798**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
NET BALANCE	**47,132**	**448,224**	**10,050**	**95,574**	**543,798**
FOREING MONETARY POSITION					
TOTAL ASSETS	**21,168**	**201,304**	**6,549**	**62,276**	**263,580**
LIABILITIES POSITION	**5,769**	**54,859**	**4,142**	**39,387**	**94,246**
SHORT TERM LIABILITIES POSITION	5,626	53,501	4,142	39,387	92,888
LONG TERM LIABILITIES POSITION	143	1,358	0	0	1,358
NET BALANCE	**15,399**	**146,445**	**2,407**	**22,889**	**169,334**

NOTES

EL TIPO DE CAMBIO AL 30 DE SEPTIEMBRE 9.5098

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2001**
GRUPO MINSA, SA DE CV

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,320,002	1,451,889	(131,887)	0.55	730
FEBRUARY	990,620	1,297,731	(307,108)	0.07	(202)
MARCH	974,731	1,098,127	(123,396)	0.63	782
APRIL	969,134	1,070,098	(100,962)	0.50	509
MAY	960,681	1,068,913	(108,230)	0.23	248
JUNE	956,290	1,182,263	(225,973)	0.24	535
JULY	922,102	1,134,259	(212,158)	0.26	(549)
AUGUST	813,463	1,140,761	(327,299)	0.59	1,940
SEPTEMBER	1,152,508	986,002	166,506	0.59	(986)
ACTUALIZATION:	0	0	0	0.00	479
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**3,486**

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUPO MINSA, SA DE CV

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **3** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **3** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			62.30

NOTES

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	368,587	853,009	365,930	1,129,497	23.70	MINSA	INDUSTRIALES DE LA TOTILLA
TOTAL		853,009		1,129,497			

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			79,993	312,346	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
T O T A L				312,346			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : *0000* 0

Number of shares Outstanding at the Date of the NFE A: 0
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 1995 0

Number of shares Outstanding at the Date of the NFE A: 139,301,049
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **1995**	0
Number of shares Outstanding at the Date of the NFE A : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFE AR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFE AR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFE AR (Units) 0

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** OF **SEPTEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

____________________________ ____________________________

TLALNEPANTLA, MEX, AT MAY 29 OF 2003

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 3 YEAR 2001

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,607	
C		0		28,327,000		28,327,000		114,977
TOTAL			65,070,925	90,572,124	0	155,643,049	258,607	363,957

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,641,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: **4** Year: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,674,730**	**100**	**3,237,120**	**100**
2	**CURRENT ASSETS**	**577,531**	**22**	**1,185,094**	**37**
3	CASH AND SHORT-TERM INVESTMENTS	50,548	2	22,353	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	230,307	9	548,666	17
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	186,414	7	403,169	12
6	INVENTORIES	70,788	3	179,138	6
7	OTHER CURRENT ASSETS	39,474	1	31,768	1
8	**LONG-TERM**	**26,512**	**1**	**25,082**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	26,512	1	25,082	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,546,552**	**58**	**1,475,713**	**46**
13	PROPERTY	741,018	28	695,812	21
14	MACHINERY AND INDUSTRIAL	1,146,869	43	1,008,159	31
15	OTHER EQUIPMENT	160,740	6	160,160	5
16	ACCUMULATED DEPRECIATION	544,179	20	441,574	14
17	CONSTRUCTION IN PROGRESS	42,104	2	53,156	2
18	**DEFERRED ASSETS (NET)**	**513,908**	**19**	**551,231**	**17**
19	**OTHER ASSETS**	**10,227**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,137,927**	**100**	**1,151,962**	
21	**CURRENT LIABILITIES**	**943,132**	**83**	**848,929**	**74**
22	SUPPLIERS	138,245	12	114,473	10
23	BANK LOANS	696,946	61	676,464	59
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	26,568	2	16,555	1
26	OTHER CURRENT LIABILITIES	81,373	7	41,437	4
27	**LONG-TERM LIABILITIES**	**194,795**	**17**	**303,033**	**26**
28	BANK LOANS	194,795	17	303,033	26
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,536,803**		**100 2,085,158**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**1,536,803**	**100**	**2,085,158**	**100**
36	**CONTRIBUTED**	**2,563,053**	**167**	**2,424,847**	**116**
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,564	41	622,571	30
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,516,838	99	1,401,468	67
39	PREMIUM ON SALES OF SHARES	423,651	28	400,808	19
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,026,250)**	**(67)**	**(339,689)**	**(16)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	146,119	10	176,813	8
43	REPURCHASE FUND OF SHARES	136,158	9	128,803	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(692,262)	(45)	(609,866)	(29)
45	NET INCOME FOR THE YEAR	(616,265)	(40)	(35,439)	(2)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**50,548**	**100**	**22,353**	**100**
46	CASH	37,555	74	21,565	96
47	SHORT-TERM INVESTMENTS	12,993	26	788	4
18	**DEFERRED ASSETS (NET)**	**513,908**	**100**	**551,231**	
48	AMORTIZED OR REDEEMED EXPENSES	380,494	74	466,477	85
49	GOODWILL	12,343	2	13,681	2
50	DEFERRED TAXES	121,071	24	71,073	13
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**943,132**	**100**	**848,929**	
52	FOREING CURRENCY LIABILITIES	453,836	48	438,746	52
53	MEXICAN PESOS LIABILITIES	489,296	52	410,183	48
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**81,373**		100 **41,437**	
57	OTHER CURRENT LIABILITIES WITH COST	36,373	45	38,664	93
58	OTHER CURRENT LIABILITIES WITHOUT COST	45,000	55	2,773	7
27	**LONG-TERM LIABILITIES**	**194,795**	**100**	**303,033**	
59	FOREING CURRENCY LIABILITIES	194,795	100	303,033	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(692,262)**		00 **(609,866)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(7,358)	(1)	(2,791)	0
71	INCOME FROM NON-MONETARY POSITION	(684,904)	(99)	(607,075)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(365,601)	336,165
73	PENSIONS FUND AND SENIORITY	185	0
74	EXECUTIVES (*)	38	40
75	EMPLOYERS (*)	618	458
76	WORKERS (*)	718	945
77	CIRCULATION SHARES (*)	155,641,049	155,643,049
78	REPURCHASED SHARES (*)	13,470,408	13,333,969

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
JUDGED INFORMATION **Previous Printing**

s01: $106,484,442 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s02: $26,763,742 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s04: $16,665968 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s05: $4,058,339 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s06: $5,040,028 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s12: $14,061,882 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s21: $26,023,931 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s22: $12,233,286 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s25: $1,507,088 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s26: $12,283,557 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s46: $999,407 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s48: $7,977,785 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s50: $56,792,335 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS
s51: $888,698 PESOS CORRESPONDEN A OPERACIONES DISCONTINUADAS

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,851,094**	**100**	**1,862,715**	**100**
2	COST OF SALES	1,499,775	81	1,389,563	75
3	**GROSS INCOME**	**351,319**	**19**	**473,152**	**25**
4	OPERATING	389,733	21	344,499	18
5	**OPERATING**	**(38,414)**	**(2)**	**128,653**	**7**
6	TOTAL FINANCING	141,676	8	181,244	10
7	**INCOME AFTER FINANCING COST**	**(180,090)**	**(10)**	**(52,591)**	**(3)**
8	OTHER FINANCIAL OPERATIONS	309,491	17	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(489,581)**	**(26)**	**(52,591)**	**(3)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(26,132)	(1)	(4,684)	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(463,449)**	**(25)**	**(47,907)**	**(3)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(463,449)**	**(25)**	**(47,907)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	152,816	8	(12,468)	(1)
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(616,265)**	**(33)**	**(35,439)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(616,265)**	**(33)**	**(35,439)**	**(2)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(616,265)**	**(33)**	**(35,439)**	**(2)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
R		Amount	%	Amount	%
1	**NET SALES**	**1,851,094**	**100**	**1,862,715**	**100**
21	DOMESTIC	1,474,019	80	1,529,352	82
22	FOREIGN	377,075	20	333,363	18
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**141,676**	**100**	**181,244**	**100**
24	INTEREST PAID	162,479	115	171,040	94
25	EXCHANGE LOSSES	0	0	18,193	10
26	INTEREST EARNED	3,005	2	5,960	3
27	EXCHANGE PROFITS	11,798	8	0	0
28	GAIN DUE TO MONETARY POSITION	(6,000)	(4)	(2,029)	(1)
8	**OTHER FINANCIAL OPERATIONS**	**309,491**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	309,491	100	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(26,132)**		100 **(4,684)**	00
32	INCOME TAX	(1,172)	(4)	2,508	54
33	DEFERED INCOME TAX	(24,960)	(96)	(7,192)	(154)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR **2001**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,090,355	2,337,097
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,851,094	1,862,715
39	OPERATION INCOME (**)	(38,414)	128,653
40	NET INCOME OF MAYORITY INTEREST(**)	(616,265)	(35,439)
41	NET CONSOLIDATED INCOME (**)	(616,265)	(35,439)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		Amount	Amount
1	**CONSOLIDATED NET**	**(616,265)**	**(35,439)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	184,706	138,354
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(431,559)**	**102,915**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	761,802	(18,252)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**330,243**	**84,663**
6	CASH FLOW FROM EXTERNAL FINANCING	(143,587)	38,214
7	CASH FLOW FROM INTERNAL FINANCING	0	(25,962)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(143,587)**	**12,252**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(159,727)**	**(139,609)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	26,929	(42,694)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	23,619	65,047
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	50,548	22,353

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 4 2001

RATIOS
CONSOLIDATED

JUDGED INFORMATION

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(33.29)	%	(1.90)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(40.10)	%	(1.70)	%
3	NET INCOME TO TOTAL ASSETS (**)	(23.04)	%	(1.09)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(0.97)	%	(5.73)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.69	times	0.58	times
7	NET SALES TO FIXED ASSETS (**)	1.20	times	1.26	times
8	INVENTORIES ROTATION (**)	21.19	times	7.76	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	39	days	92	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	17.51	%	16.80	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	42.54	%	35.59	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.74	times	0.55	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	57.00	%	64.39	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	12.60	%	20.53	%
15	OPERATING INCOME TO INTEREST PAID	(0.24)	times	0.75	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.63	times	1.62	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.61	times	1.40	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.54	times	1.18	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.51	times	1.03	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.36	%	2.63	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(23.31)	%	5.52	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	41.15	%	(0.98)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.03	times	0.49	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	311.90	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	(211.90)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	52.96	%	8.07	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**184,706**	**138,354**
13	DEPRECIATION AND AMORTIZATION FOR THE	184,706	136,427
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS		1,927
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**761,802**	**(18,252)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	382,738	(26,357)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	118,562	126,279
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	203,279	(30,076)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	34,319	(92,549)
22	+ (-) INCREASE (DECREASE) IN OTHER	22,904	4,451
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(143,587)**	**38,214**
23	+ SHORT-TERM BANK AND STOCK MARKET	(18,074)	176,967
24	+ LONG-TERM BANK AND STOCK MARKET	(125,513)	(138,753)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(25,962)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL		(25,962)
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(159,727)**	**(139,609)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(84,589)	(11,261)
36	(-) INCREASE IN CONSTRUCTIONS IN	14,081	(16,277)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(89,219)	(112,071)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 4 YEAR: 2001

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Previous Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (3.75)	$ (0.23)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (2.90)	$ (0.31)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.85)	$ 0.08
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 9.87	$ 13.40
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.14 times	0.23 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.35) times	(13.40) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**
GRUPO MINSA, SA DE CV

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
JUDGED INFORMATION **Previous Printing**

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	37,672
2	MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	326,295
3	MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	168,534
4	MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	377,790
5	MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	108,248
6	MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	272,971
7	SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	10,049,999	99.99	161,700	132,935
8	MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	164,540
9	LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	12,208
10	SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	276
11	OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	73,474	29,589
12	LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(6,868)
13	MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	34,200	99.99	36,273	23,275
14	COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,000	(62,523)
15	SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	35,773	1,559
16	OPERADORA CPMASA	PRESTADORA DE SERVICIOS	1	0.02	1	0
TOTAL INVESTMENT IN SUBSIDIARIES					**1,008,360**	**1,586,501**
ASSOCIATEDS			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					0	**0**
OTHER PERMANENT INVESTMENTS						**26,512**
TOTAL						1,613,013

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIMINSA
GRUPO MINSA, SA DE CV

QUARTER: 4 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	214,380	45,789	168,591	371,660	79,071	461,180
MACHINERY	558,767	75,985	482,782	578,594	231,229	830,147
TRANSPORT EQUIPMENT	40,730	25,170	15,560	20,261	18,863	16,958
OFFICE EQUIPMENT	16,389	(310)	16,699	14,509	13,359	17,849
COMPUTER EQUIPMENT	40,339	19,547	20,792	28,511	29,255	20,048
OTHER	6,153	901	5,252	4,352	5,324	4,280
DEPRECIABLES TOTAL	**876,758**	**167,082**	**709,676**	**1,017,887**	**377,101**	**1,350,462**
NOT DEPRECIATION ASSETS						
GROUNDS	53,581	0	53,581	101,397	0	154,978
CONSTRUCTIONS IN PROCESS	39,734	0	39,734	1,378	0	41,112
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**93,315**	**0**	**93,315**	**102,775**	**0**	**196,090**
TOTAL	**970,073**	**167,082**	**802,991**	**1,120,662**	**377,101**	**1,546,552**

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/BANCOMER		10.50	190,260	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/IFC		7.75	0	0	0	0	0	0	0	0	0	58,150	58,150	58,150	0	0
QUIROGRAFARIO/IFC		7.75	0	0	0	0	0	0	0	0	0	38,768	38,768	38,768	0	0
QUIROGRAFARIO/RABOBANK		4.40	0	0	0	0	0	0	0	0	0	98,857	0	0	0	0
QUIROGRAFARIO/RABOBANK		4.60	0	0	0	0	0	0	0	0	0	94,153	0	0	0	0
QUIROGRAFARIO/RABOBANK		5.40	0	0	0	0	0	0	0	0	0	87,226	0	0	0	0
QUIRGRAFARIO/ECOBAN		13.15	0	0	0	0	0	0	0	0	38,768	0	0	0	0	0
QUIRGRAFARIO/ECOBAN		12.97	0	0	0	0	0	0	0	0	29,075	0	0	0	0	0
QUIROGRAFARIO/COMERICA		20.70	21,140	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/COMERICA		15.20	21,140	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/COMERICA		15.50	10,570	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXPOR		23.25	0	0	0	0	0	0	0	0	5,891	0	0	0	0	0
REFACCIONARIO/QUADRUM		13.86	0	0	0	615	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO/MERCEDES BENZ		9.72	0	0	0	0	0	0	0	0	0	951	779	0	0	0
ARRENDAMIENTO/WELLS FARGO		5.75	0	0	0	0	0	0	0	0	0	121	38	0	0	0
ARRENDAMIENTO/RANDY JOHNSON		5.75	0	0	0	0	0	0	0	0	0	1,129	0	0	0	0
ARRENDAMIENTO/WELLS FARGO		5.75	0	0	0	0	0	0	0	0	0	72	23	0	0	0
ARRENDAMIENTO/WELLS FARGO		5.75	0	0	0	0	0	0	0	0	0	60	119	0	0	0
TOTAL BANKS			**243,110**	**0**	**0**	**615**	**0**	**0**	**0**	**0**	**73,734**	**379,487**	**97,877**	**96,918**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS S22			138,245	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**138,245**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS PASIVOS CIRCUL S26			81,373	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			81,373	0	0	0	0	0	0	0	0	0	0	0	0	0
			462,728	0	0	615	0	0	0	0	73,734	379,487	97,877	96,918	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Previous Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	32,183	295,096	6,723	61,644	356,740
TOTAL	**32,183**	**295,096**	**6,723**	**61,644**	**356,740**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
NET BALANCE	**32,183**	**295,096**	**6,723**	**61,644**	**356,740**
FOREING MONETARY POSITION					
TOTAL ASSETS	**21,409**	**196,304**	**6,549**	**60,053**	**256,357**
LIABILITIES POSITION	**4,426**	**40,578**	**4,148**	**38,033**	**78,611**
SHORT TERM LIABILITIES POSITION	4,327	39,673	4,148	38,033	77,706
LONG TERM LIABILITIES POSITION	99	905	0	0	905
NET BALANCE	**16,983**	**155,726**	**2,401**	**22,020**	**177,746**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,329,435	1,462,266	(132,830)	0.55	716
FEBRUARY	997,700	1,307,005	(309,303)	0.07	(255)
MARCH	981,697	1,105,975	(124,276)	0.63	650
APRIL	976,059	1,077,744	(101,685)	0.50	476
MAY	967,548	1,076,552	(109,005)	0.23	248
JUNE	1,035,083	1,190,711	(155,629)	0.24	227
JULY	1,000,649	1,142,366	(141,716)	0.26	(423)
AUGUST	975,817	1,148,914	(173,096)	0.59	905
SEPTEMBER	1,010,844	1,194,312	(183,467)	0.59	1,146
OCTOBER	1,026,172	1,238,835	(212,664)	0.93	1,267
NOVEMBER	1,060,908	1,144,657	(83,749)	0.45	289
DECEMBER	1,053,492	1,102,619	(49,125)	0.38	367
ACTUALIZATION:	0	0	0	0.00	387
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**6,000**

NOTES

STOCK EXCHANGE CODE:
GRUPO MINSA, SA DE CV

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
JUDGED INFORMATION **Previous Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			65.62

NOTES

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	495,853	989,320	485,602	1,474,019	24.40	MINSA	INDUSTRIALES DE LA TOTILLA
TOTAL		989,320		1,474,019			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			105,817	377,075	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
T O T A L				377,075			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 0000 — 0

Number of shares Outstanding at the Date of the NFE A: — 0
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 1995 — 0

Number of shares Outstanding at the Date of the NFE A: — 139,301,049
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFE A :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 4 YEAR 2001

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

TLALNEPANTLA, MEX, AT MAY 29 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,607	
C		0		28,325,000		28,325,000		114,977
TOTAL			**65,070,925**	**90,570,124**	**0**	**155,641,049**	**258,607**	**363,957**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,641,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: 1 Year: 2002

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**2,655,455**	**100**	**3,224,369**	**100**
2	**CURRENT ASSETS**	**568,681**	**21**	**1,172,897**	**36**
3	CASH AND SHORT-TERM INVESTMENTS	40,039	2	34,145	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	233,744	9	556,461	17
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	186,026	7	361,232	11
6	INVENTORIES	60,560	2	192,571	6
7	OTHER CURRENT ASSETS	48,312	2	28,488	1
8	**LONG-TERM**	**25,228**	**1**	**25,427**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	25,228	1	25,427	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,540,699**	**58**	**1,468,015**	**46**
13	PROPERTY	763,225	29	713,923	22
14	MACHINERY AND INDUSTRIAL	1,161,022	44	998,743	31
15	OTHER EQUIPMENT	174,808	7	162,912	5
16	ACCUMULATED DEPRECIATION	570,808	21	474,636	15
17	CONSTRUCTION IN PROGRESS	12,452	0	67,073	2
18	**DEFERRED ASSETS (NET)**	**509,615**	**19**	**553,632**	**17**
19	**OTHER ASSETS**	**11,232**	**0**	**4,398**	**0**
20	**TOTAL LIABILITIES**	**1,122,767**	**100**	**1,157,158**	
21	**CURRENT LIABILITIES**	**931,987**	**83**	**856,042**	**74**
22	SUPPLIERS	131,109	12	103,237	9
23	BANK LOANS	687,377	61	680,580	59
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	31,521	3	11,704	1
26	OTHER CURRENT LIABILITIES	81,980	7	60,521	5
27	**LONG-TERM LIABILITIES**	**190,780**	**17**	**301,116**	**26**
28	BANK LOANS	190,780	17	301,116	26
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,532,688**		100 **2,067,211**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**1,532,688**	**100**	**2,067,211**	**100**
36	**CONTRIBUTED**	**2,596,694**	**169**	**2,458,103**	**119**
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,564	41	622,563	30
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,544,916	101	1,429,235	69
39	PREMIUM ON SALES OF SHARES	429,214	28	406,305	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,064,006)**	**(69)**	**(390,892)**	**(19)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(476,318)	(31)	143,317	7
43	REPURCHASE FUND OF SHARES	137,944	9	130,583	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(713,948)	(47)	(629,862)	(30)
45	NET INCOME FOR THE YEAR	(11,684)	(1)	(34,930)	(2)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**40,039**	100	**34,145**	100
46	CASH	31,041	78	31,250	92
47	SHORT-TERM INVESTMENTS	8,998	22	2,895	8
18	**DEFERRED ASSETS (NET)**	**509,615**	100	**553,632**	
48	AMORTIZED OR REDEEMED EXPENSES	376,453	74	469,208	85
49	GOODWILL	12,242	2	13,525	2
50	DEFERRED TAXES	120,920	24	70,899	13
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**931,987**	100	**856,042**	
52	FOREING CURRENCY LIABILITIES	444,405	48	432,850	51
53	MEXICAN PESOS LIABILITIES	487,582	52	423,192	49
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**81,980**		100 **60,521**	
57	OTHER CURRENT LIABILITIES WITH COST	42,719	52	48,959	81
58	OTHER CURRENT LIABILITIES WITHOUT COST	39,261	48	11,562	19
27	**LONG-TERM LIABILITIES**	**190,780**	100	**301,116**	
59	FOREING CURRENCY LIABILITIES	190,780	100	301,116	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	100	**0**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(713,948)**		100 **(629,862)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(6,397)	(1)	(439)	0
71	INCOME FROM NON-MONETARY POSITION	(707,551)	(99)	(629,423)	(100)

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(363,306)	316,855
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	38	40
75	EMPLOYERS (*)	618	458
76	WORKERS (*)	718	945
77	CIRCULATION SHARES (*)	155,641,049	155,643,049
78	REPURCHASED SHARES (*)	13,462,760	13,367,175

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Previous Printing

s01: $95,313,048 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s04: $11,572,504 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s05: $4,556,971 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s06: $5,437,447 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s02: $21,422,711 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s21: $25,284,296 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s22: $9,931,220 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s25: $3,043,007 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s26: $412,310,069 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s48: $6,542,594 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s51: $549,360 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s12: $10,037,228 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s50: $56,761,155 CORRESPONDEN A OPERACIONES DISCONTINUADAS
s46: -$144,011 CORRESPONDEN A OPERACIONES DISCONTINUADAS

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR **2002**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**486,222**	**100**	**481,163**	**100**
2	COST OF SALES	371,070	76	356,023	74
3	**GROSS INCOME**	**115,152**	**24**	**125,140**	**26**
4	OPERATING	117,304	24	123,519	26
5	**OPERATING**	**(2,152)**	**0**	**1,621**	**0**
6	TOTAL FINANCING	3,832	1	34,011	7
7	**INCOME AFTER FINANCING COST**	**(5,984)**	**(1)**	**(32,390)**	**(7)**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(5,984)**	**(1)**	**(32,390)**	**(7)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	0	0	59	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(5,984)**	**(1)**	**(32,449)**	**(7)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(5,984)**	**(1)**	**(32,449)**	**(7)**
14	INCOME OF DISCONTINUOUS OPERATIONS	5,700	1	2,481	1
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(11,684)**	**(2)**	**(34,930)**	**(7)**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(11,684)**	**(2)**	**(34,930)**	**(7)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(11,684)**	**(2)**	**(34,930)**	**(7)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**486,222**	**100**	**481,163**	**100**
21	DOMESTIC	390,777	80	372,981	78
22	FOREIGN	95,445	20	108,182	22
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**3,832**	**100**	**34,011**	**100**
24	INTEREST PAID	24,016	627	41,468	122
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	3,078	80	912	3
27	EXCHANGE PROFITS	11,986	313	6,033	18
28	GAIN DUE TO MONETARY POSITION	(5,120)	(134)	(512)	(2)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET		0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES		0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM		0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**0**		100 **59**	100
32	INCOME TAX		0	59	100
33	DEFERED INCOME TAX		0	0	0
34	WORKERS' PROFIT SHARING		0	0	0
35	DEFERED WORKERS' PROFIT SHARING		0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	520,025	533,600
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,862,156	2,007,798
39	OPERATION INCOME (**)	(57,237)	118,633
40	NET INCOME OF MAYORITY INTEREST(**)	(597,045)	(96,385)
41	NET CONSOLIDATED INCOME (**)	(597,045)	(96,385)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(11,684)**	**(34,930)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	22,298	44,015
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**10,614**	**9,085**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(6,514)	40,575
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**4,100**	**49,660**
6	CASH FLOW FROM EXTERNAL FINANCING	(2,984)	(11,237)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,984)**	**(11,237)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(10,972)**	**(26,931)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(9,856)	11,492
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	49,895	22,653
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	40,039	34,145

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2002**
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**22,298**	**44,015**
13	DEPRECIATION AND AMORTIZATION FOR THE	35,049	44,015
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	(10,091)	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(6,397)	0
17	+ (-) OTHER ITEMS	3,737	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(6,514)**	**40,575**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(7,302)	31,481
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	9,714	(19,532)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(9,160)	27,991
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(5,389)	3,591
22	+ (-) INCREASE (DECREASE) IN OTHER	5,623	(2,956)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(2,984)**	**(11,237)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(2,157)	(5,162)
24	+ LONG-TERM BANK AND STOCK MARKET	(827)	(6,075)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL		0
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(10,972)**	**(26,931)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(37,379)	(21,509)
36	(-) INCREASE IN CONSTRUCTIONS IN	29,107	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(2,700)	(5,422)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 1 **2002**

GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(2.40)	%	(7.26)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(38.95)	%	(4.66)	%
3	NET INCOME TO TOTAL ASSETS (**)	(22.48)	%	(2.99)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(43.82)	%	(1.47)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.70	times	0.62	times
7	NET SALES TO FIXED ASSETS (**)	1.21	times	1.37	times
8	INVENTORIES ROTATION (**)	6.16	times	8.43	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	38	days	91	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.41	%	18.07	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	42.28	%	35.89	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.73	times	0.56	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.57	%	63.43	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	12.38	%	20.51	%
15	OPERATING INCOME TO INTEREST PAID	(0.09)	times	0.04	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.66	times	1.74	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.61	times	1.37	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.55	times	1.15	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.51	times	1.01	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.30	%	3.99	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.18	%	1.89	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.34)	%	8.43	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.17	times	1.20	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	340.68	%	79.87	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2002**
GRUPO MINSA, SA DE CV

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.22)		$ (0.59)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.22)		$ (0.59)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 9.85		$ 13.28	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.16	times	0.19	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(6.28)	times	(4.05)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ıCQUISITIOı COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	37,651
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	326,111
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	168,438
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	377,576
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	108,187
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	272,816
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	10,049,999	99.99	161,700	132,860
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	164,446
9 LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	12,201
10 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	277
11 OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	73,474	29,572
12 LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(6,864)
13 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	34,200	99.99	36,273	23,261
14 COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,000	(62,489)
15 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	35,773	1,559
16 OPERADORA CPMASA	PRESTADORA DE SERVICIOS	1	0.02	1	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,008,360**	**1,585,602**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**25,228**
T O T A L					**1,610,830**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD: **MINSA** QUARTER: 1 YEAR: **2002**
GRUPO MINSA, SA DE CV

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	226,763	47,437	179,326	379,539	83,597	475,268
MACHINERY	578,773	82,476	496,297	582,249	239,360	839,186
TRANSPORT EQUIPMENT	40,568	27,099	13,469	21,122	19,271	15,320
OFFICE EQUIPMENT	16,341	(48)	16,389	14,994	13,965	17,418
COMPUTER EQUIPMENT	41,828	21,001	20,827	29,307	30,171	19,963
OTHER	6,214	999	5,215	4,432	5,482	4,165
DEPRECIABLES TOTAL	**910,487**	**178,964**	**731,523**	**1,031,643**	**391,846**	**1,371,320**
NOT DEPRECIATION ASSETS						
GROUNDS	53,463	0	53,463	103,463	0	156,926
CONSTRUCTIONS IN PROCESS	10,712	0	10,712	1,738	0	12,450
OTHER	3	0	3	0	0	3
NOT DEPRECIABLE TOTAL	**64,178**	**0**	**64,178**	**105,201**	**0**	**169,379**
TOTAL	**974,665**	**178,964**	**795,701**	**1,136,844**	**391,846**	**1,540,699**

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/BANCOMER		10.50	190,152	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/IFC		5.37	0	0	0	0	0	0	0	0	0	57,199	57,199	57,199	0	0
QUIROGRAFARIO/IFC		5.37	0	0	0	0	0	0	0	0	0	38,133	38,133	38,133	0	0
QUIROGRAFARIO/RABOBANK		4.25	0	0	0	0	0	0	0	0	0	97,239	0	0	0	0
QUIROGRAFARIO/RABOBANK		4.25	0	0	0	0	0	0	0	0	0	92,610	0	0	0	0
QUIROGRAFARIO/RABOBANK		5.32	0	0	0	0	0	0	0	0	0	85,799	0	0	0	0
QUIRGRAFARIO/ECOBAN		9.28	0	0	0	0	0	0	0	0	38,131	0	0	0	0	0
QUIRGRAFARIO/ECOBAN		9.28	0	0	0	0	0	0	0	0	28,599	0	0	0	0	0
QUIROGRAFARIO/COMERICA		15.40	52,820	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXPOR		23.25	0	0	0	0	0	0	0	0	5,329	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO		5.75	0	0	0	0	0	0	0	0	0	125	9	0	0	0
ARRENDAMIENTO/RANDY JOHNSON		5.75	0	0	0	0	0	0	0	0	0	1,111	0	0	0	0
ARRENDAMIENTO/WELLS FARGO		5.75	0	0	0	0	0	0	0	0	0	71	4	0	0	0
ARRENDAMIENTO/WELLS FARGO		5.75	0	0	0	0	0	0	0	0	0	59	103	0	0	0
TOTAL BANKS			242,972	0	0	0	0	0	0	0	72,059	372,346	95,448	95,332	0	0
PROVEEDORES																
PROVEEDORES VARIOS S22			131,109	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			131,109	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCUL S26			81,980	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			81,980	0	0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			456,061	0	0	0	0	0	0	0	72,059	372,346	95,448	95,332	0	0

NOTES

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2002**

GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	8,337	75,238	1,674	15,111	90,349
TOTAL	**8,337**	**75,238**	**1,674**	**15,111**	**90,349**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
NET BALANCE	**8,337**	**75,238**	**1,674**	**15,111**	**90,349**
FOREING MONETARY POSITION					
TOTAL ASSETS	**21,775**	**196,502**	**6,738**	**60,807**	**257,309**
LIABILITIES POSITION	**3,789**	**34,190**	**4,184**	**37,760**	**71,950**
SHORT TERM LIABILITIES POSITION	3,777	34,082	4,184	37,760	71,842
LONG TERM LIABILITIES POSITION	12	108	0	0	108
NET BALANCE	**17,986**	**162,312**	**2,554**	**23,047**	**185,359**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	606,890	1,008,183	(401,293)	0.02	3,375
FEBRUARY	606,013	1,012,682	(368,638)	0.06	(299)
MARCH	602,279	1,010,921	(408,644)	0.05	2,007
ACTUALIZATION:	0	0	0	0.00	37
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					5,120

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUPO MINSA, SA DE CV

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2002**
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2002**
GRUPO MINSA, SA DE CV

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			59.61

NOTES

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	119,008	256,685	117,270	390,777	24.40	MINSA	INDUSTRIALES DE LA TOTILLA
T O T A L		256,685		390,777			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			25,389	95,445	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
T O T A L				95,445			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 0000 — 0

Number of shares Outstanding at the Date of the NFE A: (Units) — 0

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 1995 — 0

Number of shares Outstanding at the Date of the NFE A: (Units) — 139,301,049

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFE A : (Units)	0

STOCK EXCHANGE CO| MINSA QUARTER: 1 YEAR: 2002

RAZON SOCIAL: **GRUPO MINSA, SA DE CV**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** OF **MARCH** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

______________________________ ______________________________

TLALNEPANTLA, MEX, AT MAY 29 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 1 YEAR 2002

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,607	
C		0		28,325,000		28,325,000		114,977
TOTAL			65,070,925	90,570,124	0	155,641,049	258,607	363,957

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,641,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: **2** Year: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	TOTAL ASSETS	2,593,203	100	3,155,301	100
2	CURRENT ASSETS	492,645	19	1,111,772	35
3	CASH AND SHORT-TERM INVESTMENTS	34,405	1	67,674	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	208,533	8	528,821	17
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	130,527	5	248,332	8
6	INVENTORIES	59,505	2	209,526	7
7	OTHER CURRENT ASSETS	59,675	2	57,419	2
8	LONG-TERM	92,681	4	25,744	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	92,681	4	25,744	1
12	PROPERTY, PLANT AND EQUIPMENT	1,507,295	58	1,460,162	46
13	PROPERTY	735,572	28	723,161	23
14	MACHINERY AND INDUSTRIAL	1,171,779	45	998,436	32
15	OTHER EQUIPMENT	170,412	7	148,612	5
16	ACCUMULATED DEPRECIATION	584,316	23	508,130	16
17	CONSTRUCTION IN PROGRESS	13,848	1	98,083	3
18	DEFERRED ASSETS (NET)	489,209	19	546,617	17
19	OTHER ASSETS	11,373	0	11,006	0
20	TOTAL LIABILITIES	1,162,644	100	1,134,151	
21	CURRENT LIABILITIES	963,323	83	894,692	79
22	SUPPLIERS	95,739	8	123,500	11
23	BANK LOANS	692,652	60	708,286	62
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	23,821	2	16,254	1
26	OTHER CURRENT LIABILITIES	151,111	13	46,652	4
27	LONG-TERM LIABILITIES	199,321	17	239,459	21
28	BANK LOANS	199,321	17	239,459	21
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	0	0	0	0
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	1,430,559		100 2,021,150	
34	MINORITY INTEREST				
35	MAJORITY INTEREST	1,430,559	100	2,021,150	100
36	CONTRIBUTED	2,488,612	174	2,488,565	123
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,563	44	622,565	31
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,454,700	102	1,454,660	72
39	PREMIUM ON SALES OF SHARES	411,349	29	411,340	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	(1,058,053)	(74)	(467,415)	(23)
42	RETAINED EARNINGS AND CAPITAL RESERVE	(449,301)	(31)	144,374	7
43	REPURCHASE FUND OF SHARES	132,203	9	132,197	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(642,706)	(45)	(669,291)	(33)
45	NET INCOME FOR THE YEAR	(98,249)	(7)	(74,695)	(4)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 YEAR: 2002
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**34,405**	**100**	**67,674**	**100**
46	CASH	29,346	85	41,212	61
47	SHORT-TERM INVESTMENTS	5,059	15	26,462	39
18	**DEFERRED ASSETS (NET)**	**489,209**	**100**	**546,617**	
48	AMORTIZED OR REDEEMED EXPENSES	361,352	74	462,295	85
49	GOODWILL	12,883	3	12,882	2
50	DEFERRED TAXES	114,974	24	71,440	13
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**963,323**	**100**	**894,692**	
52	FOREING CURRENCY LIABILITIES	462,652	48	462,097	52
53	MEXICAN PESOS LIABILITIES	500,671	52	432,595	48
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**151,111**		**100 46,652**	
57	OTHER CURRENT LIABILITIES WITH COST	52,401	35	32,485	70
58	OTHER CURRENT LIABILITIES WITHOUT COST	98,710	65	14,167	30
27	**LONG-TERM LIABILITIES**	**199,321**	**100**	**239,459**	
59	FOREING CURRENCY LIABILITIES	199,321	100	239,459	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	
65	NEGATIVE GOODWILL		0	0	0
66	DEFERRED TAXES		0	0	0
67	OTHERS		0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(642,706)**		**100 (669,291)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(12,099)	(2)	(4,326)	(1)
71	INCOME FROM NON-MONETARY POSITION	(630,607)	(98)	(664,965)	(99)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(470,678)	217,080
73	PENSIONS FUND AND SENIORITY	208	0
74	EXECUTIVES (*)	40	40
75	EMPLOYERS (*)	0	458
76	WORKERS (*)	0	945
77	CIRCULATION SHARES (*)	155,641,049	155,643,049
78	REPURCHASED SHARES (*)	0	13,402,936

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR **2002**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**946,274**	**100**	**960,664**	**100**
2	COST OF SALES	731,572	77	737,303	77
3	**GROSS INCOME**	**214,702**	**23**	**223,361**	**23**
4	OPERATING	209,895	22	257,397	27
5	**OPERATING**	**4,807**	**1**	**(34,036)**	**(4)**
6	TOTAL FINANCING	82,900	9	41,508	4
7	**INCOME AFTER FINANCING COST**	**(78,093)**	**(8)**	**(75,544)**	**(8)**
8	OTHER FINANCIAL OPERATIONS	0	0	(8,000)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(78,093)**	**(8)**	**(67,544)**	**(7)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,238	0	279	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(79,331)**	**(8)**	**(67,823)**	**(7)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(79,331)**	**(8)**	**(67,823)**	**(7)**
14	INCOME OF DISCONTINUOUS OPERATIONS	8,628	1	6,872	1
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(87,959)**	**(9)**	**(74,695)**	**(8)**
16	EXTRAORDINARY ITEMS NET EXPENSES	10,290	1	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(98,249)**	**(10)**	**(74,695)**	**(8)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(98,249)**	**(10)**	**(74,695)**	**(8)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
R		Amount	%	Amount	%
1	**NET SALES**	**946,274**	**100**	**960,664**	**100**
21	DOMESTIC	753,472	80	771,181	80
22	FOREIGN	192,802	20	189,483	20
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**82,900**	**100**	**41,508**	**100**
24	INTEREST PAID	43,934	53	80,424	194
25	EXCHANGE LOSSES	52,830	64	0	0
26	INTEREST EARNED	3,293	4	1,743	4
27	EXCHANGE PROFITS	0	0	33,237	80
28	GAIN DUE TO MONETARY POSITION	(10,571)	(13)	(3,936)	(9)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**(8,000)**	**100**
29	OTHER NET EXPENSES (INCOME) NET		0	(8,000)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES		0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM		0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,238**		100 **279**	100
32	INCOME TAX	1,238	100	279	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR **2002**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,034,169	1,062,076
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,808,665	1,952,739
39	OPERATION INCOME (**)	(303,050)	9,271
40	NET INCOME OF MAYORITY INTEREST(**)	(603,012)	(122,879)
41	NET CONSOLIDATED INCOME (**)	(603,012)	(122,879)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2002**
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(98,249)**	**(74,695)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	105,226	90,766
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**6,977**	**16,071**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	80,447	158,700
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**87,424**	**174,771**
6	CASH FLOW FROM EXTERNAL FINANCING	(4,162)	(57,578)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(4,162)**	**(57,578)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(96,101)**	**(72,455)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(12,839)	44,738
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	47,244	22,936
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	34,405	67,674

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2002**
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**105,226**	**90,766**
13	DEPRECIATION AND AMORTIZATION FOR THE	66,625	90,766
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY	52,483	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(12,099)	
17	+ (-) OTHER ITEMS	(1,783)	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**80,447**	**158,700**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	11,138	66,458
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	3,490	(25,666)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	23,126	108,513
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	10,168	19,392
22	+ (-) INCREASE (DECREASE) IN OTHER	32,525	(9,997)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(4,162)**	**(57,578)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(3,379)	13,984
24	+ LONG-TERM BANK AND STOCK MARKET	(783)	(71,562)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL		
31	(-) DIVIDENS PAID		
32	+ PREMIUM ON SALE OF SHARES		
33	+ CONTRIBUTION FOR FUTURE CAPITAL		
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(96,101)**	**(72,455)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(70,000)	3
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(41,631)	(13,641)
36	(-) INCREASE IN CONSTRUCTIONS IN	27,384	(33,195)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(11,854)	(25,622)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 2002

GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(10.38)	%	(7.78)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(42.15)	%	(6.08)	%
3	NET INCOME TO TOTAL ASSETS (**)	(23.25)	%	(3.89)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(10.76)	%	(5.27)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.70	times	0.62	times
7	NET SALES TO FIXED ASSETS (**)	1.20	times	1.34	times
8	INVENTORIES ROTATION (**)	11.29	times	7.18	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	35	days	86	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	18.80	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	44.83	%	35.94	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.81	times	0.56	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.94	%	61.86	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	13.22	%	16.40	%
15	OPERATING INCOME TO INTEREST PAID	0.11	times	(0.42)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.56	times	1.72	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.51	times	1.24	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.45	times	1.01	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.42	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.57	%	7.56	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.74	%	1.67	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	8.50	%	16.52	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.99	times	2.17	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	43.32	%	18.83	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**

GRUPO MINSA, SA DE CV

QUARTER: **2** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.63)	$ (0.45)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.58)	$ (0.45)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.06)	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 9.19	$ 12.99
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.19 times	0.11 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.31) times	(3.11) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

Grupo Minsa Announces its
Second Quarter 2002 Results

Grupo Minsa S.A. de C.V. ("Minsa" or "the Company")
Mexico's second-largest producer of corn flour for tortilla
production announced today its results for the second
quarter period ended June 30, 2002. All figures have been
prepared according to Mexican Generally Accepted
Accounting Principles and are stated in constant Mexican
pesos as of June 30, 2002.
The monetary policy changes that were conducted in April,
inflationary pressure and the financial uncertainty
generated by the economic instability in several Latin
American countries as well as in the U.S. financial system,
caused the exchange rate to hit Ps. 10.00 / US$1.
However, the impact of this depreciation on inflation has
not been reflected in general price levels.
The corn flour market, our main market, experienced
strong competition from the traditional method of tortilla
production as a result of the overabundance of corn at low
prices, however, during the second quarter of 2002, it
stabilized and grew 3.9% when compared to the first
quarter of 2002.
Recent Events
To strengthen the financial position of Fomento e
Ingeniería en Comercialización S.A. de C.V. ("FINCO"), a
strategic subsidiary for the supply of Minsa's corn, during
July of 2002, the Executive Committee agreed to transfer
accounts receivable of Ps. 70 million as of May 31, 2002 to
investment for future capital increases. This transfer must
be approved in the next Shareholders' Meetings of both
companies.
Volume
The consolidated sales volume of Grupo Minsa was 149,121
metric tons in the second quarter of 2002, 3.9% higher
than the volume reported in the first quarter of 2002. Bulk
sales remained flat year-over-year. The international
division also posted an increase in demand compared to the
first quarter of 2002 mainly due to the start of an economic
recovery in the U.S. following the recession after the events
of September 11th.
Mexico City, July 22, 2002
Grupo Minsa - 2Q02 Results 2
Net Sales
The Company's consolidated net sales were Ps. 480.3 million in 2Q02, which was
Ps. 14.3
million, or 3.1%, higher than the figure reported in 1Q02. This increase was
mainly due
to the rise in volume mentioned above.
Cost of Good Sold
Cost of goods sold in 2Q02 was Ps. 373.6 million, Ps. 15.6 million, or 4.3%
higher than
the previous quarter. This increase resulted mainly from the aforementioned
growth in
volume as well as an increase in corn costs.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

Operating Expenses
The Company's significant expense reduction measures reflect a decline in operating
expenses, which were Ps. 97.2 million in 2Q02. This was Ps. 15.7 million, or 13.8%,
below those incurred in 2Q01.
Operating Income
The Company posted an operating income of Ps. 9.5 million in 2Q02, compared to an
operating loss of Ps. 4.7 million in 1Q02. This increase resulted from the lower operating
expenses. This is the first quarter in which the Company posts an operating profit after
five consecutive quarters of operating losses.
Comprehensive Cost of Financing
The comprehensive cost of financing in 2Q02 was Ps. 79.7 million, which was Ps. 76.5
million higher than in 1Q02. This was mainly due to the depreciation of the peso, which
affects the Company's foreign currency-denominated liabilities.
Net Income
The Company reported a net consolidated loss of Ps. 87.1 million in 2Q02, which was Ps.
75.9 million higher than the Ps. 11.2 million net loss reported in 1Q02 due mainly to the
increase in the comprehensive cost of financing resulting from the depreciation of the
peso.
EBITDA
Minsa is pleased to report the favorable performance of its EBITDA which was Ps. 42.6
million in 2Q02, Ps. 14.7 million higher than in 1Q02. This increase resulted from the
Company's operating performance explained above.
Balance Sheet
Minsa's consolidated total assets were Ps. 2,593.2 million as of June 30, 2002, which was
Ps. 48.3 million higher than the figure reported as of March 31, 2002. This increase was
due to the growth in fixed assets, which resulted mainly from the adopting Bulletin B-10
for Mexican GAAP purposes. Inventory levels remain slightly above those reported in the
first quarter of 2002. Accounts receivable remain healthy at 39 days.
Consolidated total liabilities at the close of the second quarter were Ps. 1,162.6 million.
The Company's total interest-bearing liabilities were Ps. 892.0 million, Ps. 50.4 above the
Ps. 841.6 million in 1Q02. The Company's financial leverage (total interest-bearing
liabilities / shareholders' equity) was 0.62x at the close of the year, while the current ratio
(current assets / short-term liabilities) was 0.59x.
Minsa's shareholders' equity as of June 30, 2002 was Ps. 1,430.6 million, Ps. 38.3 million

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

lower than the figure reported as of March 31, 2002.
Company Description
Minsa is the second-largest producer of corn flour for tortilla production in Mexico.
Founded in October of 1993, Minsa commenced operations via the acquisition of five
government-owned corn flour plants. Minsa owns six corn flour plants in Mexico, located
in the states of Mexico, Jalisco, Sinaloa, Veracruz, Chiapas and Coahuila; two in the U.S.,
located in Muleshoe, Texas and Red Oak, Iowa; and one in Jutiapa, Guatemala. It also
owns and operates two corn-related consumer product plants in the states of Mexico and
Nuevo León (the sale of which is under negotiation).

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2002**
GRUPO MINSA, SA DE CV

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	35,641
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	308,700
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	159,445
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	357,417
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	102,411
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	258,251
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	10,049,999	99.99	161,700	125,766
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	155,667
9 LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	11,550
10 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	262
11 OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	73,474	27,994
12 LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(6,498)
13 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	34,200	99.99	36,273	22,020
14 COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,000	(59,153)
15 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	35,773	1,475
16 OPERADORA CPMASA	PRESTADORA DE SERVICIOS	1	0.02	1	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,008,360**	**1,500,948**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**92,681**
T O T A L					**1,593,629**

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **2** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	219,690	46,879	172,811	365,391	83,515	454,687
MACHINERY	560,857	88,952	471,905	610,923	249,198	833,630
TRANSPORT EQUIPMENT	37,275	25,593	11,682	21,939	18,885	14,736
OFFICE EQUIPMENT	15,861	881	14,980	14,527	13,458	16,049
COMPUTER EQUIPMENT	40,986	20,654	20,332	29,012	29,674	19,670
OTHER	6,270	1,216	5,054	4,539	5,409	4,184
DEPRECIABLES TOTAL	**880,939**	**184,175**	**696,764**	**1,046,331**	**400,139**	**1,342,956**
NOT DEPRECIATION ASSETS						
GROUNDS	51,111	0	51,111	99,379	0	150,490
CONSTRUCTIONS IN PROCESS	11,883	0	11,883	1,965	0	13,848
OTHER	1	0	1	0	0	1
NOT DEPRECIABLE TOTAL	**62,995**	**0**	**62,995**	**101,344**	**0**	**164,339**
TOTAL	**943,934**	**184,175**	**759,759**	**1,147,675**	**400,139**	**1,507,295**

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/BANCOMER	12/03/2002	11.50	180,000	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/IFC	15/10/2004	5.37	0	0	0	0	0	0	0	0	0	59,769	59,769	59,769	0	0
QUIROGRAFARIO/IFC	16/10/2004	5.37	0	0	0	0	0	0	0	0	0	39,846	39,846	39,846	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	4.25	0	0	0	0	0	0	0	0	0	101,607	0	0	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	4.25	0	0	0	0	0	0	0	0	0	96,770	0	0	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	5.32	0	0	0	0	0	0	0	0	0	89,654	0	0	0	0
QUIRGRAFARIO/ECOBAN	27/01/1999	9.28	0	0	0	0	0	0	0	0	39,846	0	0	0	0	0
QUIRGRAFARIO/ECOBAN	02/03/1999	9.28	0	0	0	0	0	0	0	0	29,885	0	0	0	0	0
QUIROGRAFARIO/COMERICA	09/04/2002	15.40	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXPOR	22/07/2002	23.25	0	0	0	0	0	0	0	0	5,053	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	01/03/2003	5.75	0	0	0	0	0	0	0	0	0	101	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	10/08/2004	6.50	0	0	0	0	0	0	0	0	0	61	91	0	0	0
ARRENDAMIENTO/WELLS FARGO	25/03/2003	5.75	0	0	0	0	0	0	0	0	0	60	0	0	0	0
TOTAL BANKS			**230,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**74,784**	**387,868**	**99,706**	**99,615**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS S22			95,739	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**95,739**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCUL S26			151,111	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**151,111**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			476,850	0	0	0	0	0	0	0	74,784	387,868	99,706	99,615	0	0

NOTES

El tipo de cambio utilizado para el período que se reporta fue de $9.9615 pesos por dólar americano.

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2002**

GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	16,271	162,080	3,084	30,722	192,802
TOTAL	**16,271**	**162,080**	**3,084**	**30,722**	**192,802**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
NET BALANCE	**16,271**	**162,080**	**3,084**	**30,722**	**192,802**
FOREING MONETARY POSITION					
TOTAL ASSETS	**22,590**	**225,034**	**6,825**	**67,986**	**293,020**
LIABILITIES POSITION	**3,554**	**35,409**	**4,507**	**44,894**	**80,303**
SHORT TERM LIABILITIES POSITION	3,545	35,318	4,507	44,894	80,212
LONG TERM LIABILITIES POSITION	9	91	0	0	91
NET BALANCE	**19,036**	**189,625**	**2,318**	**23,092**	**212,717**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2002**
GRUPO MINSA, SA DE CV

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	644,871	934,461	(289,590)	0.02	3,919
FEBRUARY	598,076	939,839	(341,763)	0.06	(297)
MARCH	593,935	936,961	(343,025)	0.05	2,369
APRIL	598,984	885,324	(286,340)	0.05	1,564
MAY	578,010	937,618	(359,608)	0.02	729
JUNE	524,097	972,652	(448,555)	0.04	2,187
ACTUALIZATION:	0	0	0	0.00	100
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**10,571**

NOTES

STOCK EXCHANGE CODE:
GRUPO MINSA, SA DE CV

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2002**
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

STOCK EXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2002**
GRUPO MINSA, SA DE CV

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			60.11

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	243,248	759,687	241,258	753,472	24.40	MINSA	INDUSTRIALES DE LA TOTILLA
T O T A L		759,687		753,472			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			52,347	192,802	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
TOTAL				192,802			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 0000	0
Number of shares Outstanding at the Date of the NFE A: (Units)	0

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 1995	0
Number of shares Outstanding at the Date of the NFE A: (Units)	139,301,049

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFE A : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFE AR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFE AR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFE AR (Units) — 0

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **2** YEAR **2002**

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **30** OF **JUNE** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

______________________________ ______________________________

TLALNEPANTLA, MEX, AT MAY 29 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 2 YEAR 2002

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,607	
C		0		28,325,000		28,325,000		114,976
TOTAL			**65,070,925**	**90,570,124**	**0**	**155,641,049**	**258,607**	**363,956**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,641,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: **3** Year: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,597,697**	**100**	**3,187,906**	**100**
2	**CURRENT ASSETS**	**501,665**	**19**	**1,123,795**	**35**
3	CASH AND SHORT-TERM INVESTMENTS	38,262	1	130,318	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	206,269	8	526,658	17
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	135,247	5	237,830	7
6	INVENTORIES	60,278	2	189,319	6
7	OTHER CURRENT ASSETS	61,609	2	39,670	1
8	**LONG-TERM**	**91,479**	**4**	**26,072**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	91,479	4	26,072	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,510,934**	**58**	**1,496,151**	**47**
13	PROPERTY	748,566	29	736,247	23
14	MACHINERY AND INDUSTRIAL	1,194,306	46	1,044,781	33
15	OTHER EQUIPMENT	174,318	7	149,262	5
16	ACCUMULATED DEPRECIATION	621,645	24	552,378	17
17	CONSTRUCTION IN PROGRESS	15,389	1	118,239	4
18	**DEFERRED ASSETS (NET)**	**482,456**	**19**	**530,952**	**17**
19	**OTHER ASSETS**	**11,163**	**0**	**10,936**	**0**
20	**TOTAL LIABILITIES**	**1,193,360**	**100**	**1,230,046**	
21	**CURRENT LIABILITIES**	**989,749**	**83**	**979,107**	**80**
22	SUPPLIERS	106,067	9	176,170	14
23	BANK LOANS	702,200	59	718,798	58
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	5,168	0	15,392	1
26	OTHER CURRENT LIABILITIES	176,314	15	68,747	6
27	**LONG-TERM LIABILITIES**	**203,611**	**17**	**250,939**	**20**
28	BANK LOANS	203,611	17	250,939	20
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,404,337**		100 **1,957,860**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**1,404,337**	100	**1,957,860**	100
36	**CONTRIBUTED**	**2,528,389**	**180**	**2,520,501**	**129**
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,564	44	622,564	32
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,481,214	105	1,481,319	76
39	PREMIUM ON SALES OF SHARES	416,599	30	416,618	21
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	8,012	1	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,124,052)**	**(80)**	**(562,641)**	**(29)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(449,248)	(32)	147,203	8
43	REPURCHASE FUND OF SHARES	133,891	10	133,892	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(652,424)	(46)	(658,009)	(34)
45	NET INCOME FOR THE YEAR	(156,271)	(11)	(185,727)	(9)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 3 YEAR: 2002
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**38,262**	100	**130,318**	100
46	CASH	20,850	54	32,083	25
47	SHORT-TERM INVESTMENTS	17,412	46	98,235	75
18	**DEFERRED ASSETS (NET)**	**482,456**	100	**530,952**	
48	AMORTIZED OR REDEEMED EXPENSES	354,156	73	446,209	84
49	GOODWILL	13,208	3	13,294	3
50	DEFERRED TAXES	115,092	24	71,449	13
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**989,749**	100	**979,107**	
52	FOREING CURRENCY LIABILITIES	472,200	48	477,162	49
53	MEXICAN PESOS LIABILITIES	517,549	52	501,945	51
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**176,314**		100 **68,747**	
57	OTHER CURRENT LIABILITIES WITH COST	68,386	39	51,506	75
58	OTHER CURRENT LIABILITIES WITHOUT COST	107,928	61	17,241	25
27	**LONG-TERM LIABILITIES**	**203,611**	100	**250,939**	
59	FOREING CURRENCY LIABILITIES	203,611	100	250,939	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	0	100	0	
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	0	100	0	
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	0	100	0	
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(652,424)**		100 **(658,009)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(21,493)	(3)	(3,309)	(1)
71	INCOME FROM NON-MONETARY POSITION	(630,931)	(97)	(654,700)	(99)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	(488,084)	144,688
73	PENSIONS FUND AND SENIORITY	214	184
74	EXECUTIVES (*)	32	38
75	EMPLOYERS (*)	564	618
76	WORKERS (*)	678	718
77	CIRCULATION SHARES (*)	155,641,049	155,641,049
78	REPURCHASED SHARES (*)	12,744,000	13,374,827

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: 3 YEAR 2002

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,446,408**	**100**	**1,441,843**	**100**
2	COST OF SALES	1,115,784	77	1,116,546	77
3	**GROSS INCOME**	**330,624**	**23**	**325,297**	**23**
4	OPERATING	325,195	22	397,434	28
5	**OPERATING**	**5,429**	**0**	**(72,137)**	**(5)**
6	TOTAL FINANCING	118,073	8	112,189	8
7	**INCOME AFTER FINANCING COST**	**(112,644)**	**(8)**	**(184,326)**	**(13)**
8	OTHER FINANCIAL OPERATIONS	0	0	(8,103)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(112,644)**	**(8)**	**(176,223)**	**(12)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,242	0	500	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(113,886)**	**(8)**	**(176,723)**	**(12)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(113,886)**	**(8)**	**(176,723)**	**(12)**
14	INCOME OF DISCONTINUOUS OPERATIONS	22,644	2	9,004	1
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(136,530)**	**(9)**	**(185,727)**	**(13)**
16	EXTRAORDINARY ITEMS NET EXPENSES	19,741	1	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(156,271)**	**(11)**	**(185,727)**	**(13)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(156,271)**	**(11)**	**(185,727)**	**(13)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,446,408**	**100**	**1,441,843**	**100**
21	DOMESTIC	1,144,910	79	1,129,497	78
22	FOREIGN	301,498	21	312,346	22
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**118,073**	**100**	**112,189**	**100**
24	INTEREST PAID	73,133	62	118,194	105
25	EXCHANGE LOSSES	68,163	58	0	0
26	INTEREST EARNED	4,097	3	1,690	2
27	EXCHANGE PROFITS	0	0	829	1
28	GAIN DUE TO MONETARY POSITION	(19,126)	(16)	(3,486)	(3)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**(8,103)**	**100**
29	OTHER NET EXPENSES (INCOME) NET		0	(8,103)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES		0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM		0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,242**		100 **500**	00
32	INCOME TAX	1,242	100	500	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR **2002**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,579,798	1,598,402
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,919,765	1,924,459
39	OPERATION INCOME (**)	(278,811)	(86,198)
40	NET INCOME OF MAYORITY INTEREST(**)	(555,702)	(270,949)
41	NET CONSOLIDATED INCOME (**)	(555,702)	(270,949)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(156,271)**	**(185,727)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	152,741	136,561
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(3,530)**	**(49,166)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	92,810	296,176
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**89,280**	**247,010**
6	CASH FLOW FROM EXTERNAL FINANCING	(4,935)	(48,397)
7	CASH FLOW FROM INTERNAL FINANCING	8,012	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**3,077**	**(48,397)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(101,338)**	**(91,528)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(8,981)	107,085
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	47,243	23,233
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	38,262	130,318

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA

QUARTER: 3 YEAR: 2002

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**152,741**	**136,561**
13	DEPRECIATION AND AMORTIZATION FOR THE	109,571	136,561
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	67,094	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(21,493)	0
17	+ (-) OTHER ITEMS	(2,431)	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**92,810**	**296,176**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	14,050	76,209
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	2,717	(3,114)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	15,164	142,041
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	28,692	69,769
22	+ (-) INCREASE (DECREASE) IN OTHER	32,187	11,271
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(4,935)**	**(48,397)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(4,152)	15,650
24	+ LONG-TERM BANK AND STOCK MARKET	(783)	(64,047)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**8,012**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	8,012	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(101,338)**	**(91,528)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(70,000)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(46,641)	(22,562)
36	(-) INCREASE IN CONSTRUCTIONS IN	27,384	(59,176)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(12,081)	(9,790)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** **2002**
GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
	YIELD						
1	NET INCOME TO NET SALES	(10.80)	%		(12.88)	%	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(39.57)	%		(13.84)	%	
3	NET INCOME TO TOTAL ASSETS (**)	(21.39)	%		(8.50)	%	
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00		%	0.00		%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(12.24)	%		(1.88)	%	
	ACTIVITY						
6	NET SALES TO NET ASSETS (**)	0.74	times		0.60	times	
7	NET SALES TO FIXED ASSETS (**)	1.27	times		1.29	times	
8	INVENTORIES ROTATION (**)	24.62	times		7.18	times	
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	33	days		86	days	
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	18.20	%		17.60	%	
	LEVERAGE						
11	TOTAL LIABILITIES TO TOTAL ASSETS	45.94	%		38.58	%	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.85	times		0.63	times	
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.63	%		59.19	%	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	13.48	%		16.77	%	
15	OPERATING INCOME TO INTEREST PAID	0.07	times		(0.61)	times	
16	NET SALES TO TOTAL LIABILITIES (**)	1.61	times		1.56	times	
	LIQUIDITY						
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.51	times		1.15	times	
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.45	times		0.95	times	
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.42	times		0.91	times	
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.87	%		13.31	%	
	CASH FLOW						
21	CASH FLOW FROM NET INCOME TO NET SALES	(0.24)		%	(3.41)		%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	6.42	%		20.54	%	
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.22	times		2.09	times	
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(160.38)	%		100.00	%	
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	260.38	%		0.00	%	
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	46.03	%		24.65		

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 3 YEAR: 2002

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (1.00)	$ (1.14)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.86)	$ (1.14)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.14)	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 9.02	$ 12.58
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.20 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.80) times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Grupo Minsa Announces its
Third Quarter 2002 Results

Grupo Minsa S.A. de C.V. ("Minsa" or "the Company") Mexico's second-largest producer of corn flour for tortilla production announced today its results for the third quarter period ended September 30, 2002. All figures have been prepared according to Mexican Generally Accepted Accounting Principles and are stated in constant Mexican pesos as of September 30, 2002.

This quarter was characterized by the mixed results in the U.S. economy as well as the persistent volatility in the world financial markets and its impact on the Mexican economy.

During the third quarter of 2002 the tortilla industry stabilized when compared to the second quarter evidenced by lower reductions in consumption. The Company estimates that the use of the traditional method, or ground corn for tortilla production is no longer gaining market share against the corn flour method.

The strategic actions implemented during the fourth quarter of 2001 have provided consistent results. The Company is constantly optimizing its performance within the corn flour market. Its financial statements are more congruent with current market conditions and adequately describe the consolidation of the Company's financial position.

Volume

The consolidated sales volume of Minsa was 149,022 metric tons in the third quarter of 2002, 1.0% higher than the volume reported in the third quarter of 2001.

Prices

During the third quarter of 2002, Minsa's average price was Ps. 3,275.21 per metric ton,
up Ps. 98.45 per metric ton or 3.1% compared to the same quarter of 2001. The previously mentioned prices are before freight and commissions.

Net Sales

The Company's consolidated net sales were Ps. 488.1 million in 3Q02, which was Ps. 19.2
million, or 4.1% higher than the figure reported in 3Q01. This increase was mainly due to
the higher prices and increase in volume mentioned previously.

Cost of Goods Sold

Cost of goods sold in 3Q02 was Ps. 374.9 million, Ps. 5.0 million or 1.3%

higher than the
previous year. This increase resulted mainly from the aforementioned growth in volume.
Cost per metric ton increased by Ps. 9.76 from Ps. 2,505.89 in 3Q01 to Ps. 2,515.74 in
3Q02.

Operating Expenses

As a result of the actions implemented since 4Q01, selling and administrative expenses
have declined continuously throughout the year. These declined significantly in 3Q02
resulting in a 17.7% or Ps. 24.2 million reduction in operating expenses this quarter
reaching Ps. 112.6 million.

Operating Income

The Company posted an increase of Ps. 38.3 million in its results, from an operating loss
of Ps. 37.8 million in 3Q01 to an operating income of Ps. 0.6 million in 3Q02. This was
due to a higher gross profit.

Comprehensive Cost of Financing

The comprehensive cost of financing in 3Q02 was Ps. 34.1 million, which was Ps. 36.1
million lower than in 3Q01 due mainly to exchange rate fluctuations.

Net Income

The Company reported a net consolidated loss of Ps. 50.4 million in 3Q02, which shows
an improvement of Ps. 59.8 million compared to the net loss of Ps. 110.2 million reported
in 3Q01. This performance resulted from the decrease in comprehensive cost of financing.

EBITDA

Minsa's EBITDA was Ps. 35.3 million in 3Q02, Ps. 29.0 million higher than in 3Q01. This
improvement resulted from the Company's better operating performance described above.

Balance Sheet

Minsa's consolidated total assets were Ps. 2,597.7 million as of September 30, 2002,
which was Ps. 590.2 million lower than the figure reported as of September 30, 2001.
This decline is fundamentally explained by the strategic changes made in the
administration at the end of 2001.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

Significant progress has been made regarding the aging of accounts receivable. This has
been reduced from 43 days in the first quarter of 2002 to 39 days in the second quarter
of 2002 to 38 days this quarter due to the systematic implementation of measures for
controlling and reducing costs and expenses.

Consolidated total liabilities at the close of the third quarter were Ps. 1,193.4 million. The
Company's total interest-bearing liabilities were Ps. 905.8 million, Ps. 2.4 million above
the Ps. 903.4 million reported in 3Q01. The Company's financial leverage (total interestbearing
liabilities / shareholders' equity) was 0.64x at the end of the year, while the
current ratio (current assets / short-term liabilities) was 0.51x.

Minsa's shareholders' equity as of September 30, 2002 was Ps. 1,404.3 million, Ps. 553.5
million lower than the figure reported as of September 30, 2001.

Company Description

Minsa is the second-largest producer of corn flour for tortilla production in Mexico.
Founded in October of 1993, Minsa commenced operations via the acquisition of five
government-owned corn flour plants. Minsa owns six corn flour plants in Mexico, located
in the states of Mexico, Jalisco, Sinaloa, Veracruz, Chiapas and Coahuila; two in the U.S.,
located in Muleshoe, Texas and Red Oak, Iowa; and one in Jutiapa, Guatemala. It also
owns and operates two corn-related consumer product plants in the states of Mexico and
Nuevo León (the sale of which is under negotiation).

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **3** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	35,641
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	308,700
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	159,445
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	357,417
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	102,411
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	258,251
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	10,049,999	99.99	161,700	125,766
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	155,667
9 LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	11,550
10 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	262
11 OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	73,474	27,994
12 LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(6,498)
13 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	34,200	99.99	36,273	22,020
14 COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,000	(59,153)
15 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	35,773	1,475
16 OPERADORA CPMASA	PRESTADORA DE SERVICIOS	1	0.02	1	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,008,360**	**1,500,948**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**91,479**
TOTAL					**1,592,427**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 3 YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	221,635	48,736	172,899	373,917	87,172	459,644
MACHINERY	565,194	102,082	463,112	629,112	263,703	828,521
TRANSPORT EQUIPMENT	37,610	26,506	11,104	22,075	18,086	15,093
OFFICE EQUIPMENT	16,113	1,244	14,869	14,992	14,336	15,525
COMPUTER EQUIPMENT	41,895	22,160	19,735	30,063	30,368	19,430
OTHER	6,833	1,443	5,390	4,736	5,808	4,318
DEPRECIABLES TOTAL	**889,280**	**202,171**	**687,109**	**1,074,895**	**419,473**	**1,342,531**
NOT DEPRECIATION ASSETS						
GROUNDS	51,285	0	51,285	101,728	0	153,013
CONSTRUCTIONS IN PROCESS	13,272	0	13,272	2,117	0	15,389
OTHER	1	0	1	0	0	1
NOT DEPRECIABLE TOTAL	**64,558**	**0**	**64,558**	**103,845**	**0**	**168,403**
TOTAL	**953,838**	**202,171**	**751,667**	**1,178,740**	**419,473**	**1,510,934**

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/BANCOMER	12/03/2002	11.50	180,000	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/IFC	15/10/2004	5.37	0	0	0	0	0	0	0	0	0	61,060	61,060	61,060	0	0
QUIROGRAFARIO/IFC	16/10/2004	5.37	0	0	0	0	0	0	0	0	0	40,707	40,707	40,707	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	4.25	0	0	0	0	0	0	0	0	0	103,802	0	0	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	4.25	0	0	0	0	0	0	0	0	0	98,861	0	0	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	5.32	0	0	0	0	0	0	0	0	0	91,590	0	0	0	0
QUIRGRAFARIO/ECOBAN	27/01/1999	9.28	0	0	0	0	0	0	0	0	40,707	0	0	0	0	0
QUIRGRAFARIO/ECOBAN	02/03/1999	9.28	0	0	0	0	0	0	0	0	30,530	0	0	0	0	0
QUIROGRAFARIO/COMERICA	09/04/2002	15.40	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXPOR	22/07/2002	23.25	0	0	0	0	0	0	0	0	4,770	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	01/03/2003	5.75	0	0	0	0	0	0	0	0	0	69	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	10/08/2004	6.50	0	0	0	0	0	0	0	0	0	63	77	0	0	0
ARRENDAMIENTO/WELLS FARGO	25/03/2003	5.75	0	0	0	0	0	0	0	0	0	41	0	0	0	0
TOTAL BANKS			**230,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**76,007**	**396,193**	**101,844**	**101,767**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS S22			106,067	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**106,067**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCUL S26			176,314	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**176,314**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 3 YEAR: 2002

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			512,381	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**76,007**	**396,193**	**101,844**	**101,767**	**0**	**0**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA EL PERÍODO QUE SE REPROTA FUE DE $10.1767
PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2002**

GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	24,977	254,179	4,531	46,109	300,288
TOTAL	**24,977**	**254,179**	**4,531**	**46,109**	**300,288**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	22,127	225,177	4,677	47,594	272,771
TOTAL	**22,127**	**225,177**	**4,677**	**47,594**	**272,771**
NET BALANCE	**2,850**	**29,002**	**(146)**	**(1,485)**	**27,517**
FOREING MONETARY POSITION					
TOTAL ASSETS	**24,042**	**244,666**	**7,114**	**72,401**	**317,067**
LIABILITIES POSITION	**3,745**	**38,111**	**2,953**	**30,052**	**68,163**
SHORT TERM LIABILITIES POSITION	3,737	38,034	2,953	30,052	68,086
LONG TERM LIABILITIES POSITION	8	77	0	0	77
NET BALANCE	**20,297**	**206,555**	**4,161**	**42,349**	**248,904**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **3** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	597,935	1,076,563	(428,627)	0.09	4,403
FEBRUARY	588,527	1,059,839	(471,312)	0.06	(302)
MARCH	583,728	1,056,961	(473,232)	0.05	2,419
APRIL	598,984	1,062,824	(463,840)	0.05	2,533
MAY	578,010	1,087,618	(509,608)	0.02	1,032
JUNE	524,097	1,132,652	(608,555)	0.04	2,968
JULY	528,115	1,162,644	(634,529)	0.02	1,823
AUGUST	529,344	1,151,898	(622,554)	0.03	2,367
SEPTEMBER	527,342	1,177,194	(649,852)	0.06	3,909
ACTUALIZATION:	0	0	0	0.00	(2,026)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**19,126**

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUPO MINSA, SA DE CV

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2002**
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR: **2002**
GRUPO MINSA, SA DE CV

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			59.70

NOTES

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	363,436	1,190,174	349,614	1,144,910	24.40	MINSA	INDUSTRIALES DE LA TOTILLA
T O T A L		1,190,174		1,144,910			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			92,066	301,498	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
T O T A L				301,498			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 0000 — 0

Number of shares Outstanding at the Date of the NFE A: — 0
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 1995 — 0

Number of shares Outstanding at the Date of the NFE A: — 139,301,049
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : 0000	
Number of shares Outstanding at the Date of the NFE A :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** | 0

Number of Shares Outstanding at the Date of the NFE AR: (Units) | 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF | 0

Number of shares Outstanding at the Date of the NFE AR (Units) | 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 | 0

Number of shares Outstanding at the Date of the NFE AR (Units) | 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **3** YEAR **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **SEPTEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

______________________________ ______________________________

TLALNEPANTLA, MEX, AT MAY 29 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 3 YEAR 2002

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,608	
C		0		28,325,000		28,325,000		114,976
TOTAL			65,070,925	90,570,124	0	155,641,049	258,608	363,956

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,641,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: **4** Year: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,718,547**	**100**	**2,674,730**	**100**
2	**CURRENT ASSETS**	**744,671**	**27**	**577,531**	**22**
3	CASH AND SHORT-TERM INVESTMENTS	52,117	2	50,548	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	182,455	7	230,307	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	138,523	5	186,414	7
6	INVENTORIES	292,926	11	70,788	3
7	OTHER CURRENT ASSETS	78,650	3	39,474	1
8	**LONG-TERM**	**4,536**	**0**	**26,512**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	4,536	0	26,512	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,521,926**	**56**	**1,546,552**	**58**
13	PROPERTY	761,968	28	741,018	28
14	MACHINERY AND INDUSTRIAL	1,154,106	42	1,146,869	43
15	OTHER EQUIPMENT	156,446	6	160,740	6
16	ACCUMULATED DEPRECIATION	559,882	21	544,179	20
17	CONSTRUCTION IN PROGRESS	9,288	0	42,104	2
18	**DEFERRED ASSETS (NET)**	**439,495**	**16**	**513,908**	**19**
19	**OTHER ASSETS**	**7,919**	**0**	**10,227**	**0**
20	**TOTAL LIABILITIES**	**1,379,815**	**100**	**1,137,927**	
21	**CURRENT LIABILITIES**	**441,307**	**32**	**943,132**	**83**
22	SUPPLIERS	133,626	10	138,245	12
23	BANK LOANS	58,770	4	696,946	61
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	9,141	1	26,568	2
26	OTHER CURRENT LIABILITIES	239,770	17	81,373	7
27	**LONG-TERM LIABILITIES**	**938,508**	**68**	**194,795**	**17**
28	BANK LOANS	938,508	68	194,795	17
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,338,732**		**100 1,536,803**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**1,338,732**	**100**	**1,536,803**	**100**
36	**CONTRIBUTED**	**2,563,055**	**191**	**2,563,053**	**167**
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,564	47	622,564	41
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,516,837	113	1,516,838	99
39	PREMIUM ON SALES OF SHARES	423,654	32	423,651	28
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,224,323)**	**(91)**	**(1,026,250)**	**(67)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(470,146)	(35)	146,119	10
43	REPURCHASE FUND OF SHARES	136,158	10	136,158	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(633,629)	(47)	(692,262)	(45)
45	NET INCOME FOR THE YEAR	(256,706)	(19)	(616,265)	(40)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 4 YEAR: 2002

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**52,117**	100	**50,548**	100
46	CASH	24,850	48	37,555	74
47	SHORT-TERM INVESTMENTS	27,267	52	12,993	26
18	**DEFERRED ASSETS (NET)**	**439,495**	100	**513,908**	
48	AMORTIZED OR REDEEMED EXPENSES	328,551	75	380,494	74
49	GOODWILL	13,514	3	12,343	2
50	DEFERRED TAXES	97,430	22	121,071	24
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**441,307**	100	**943,132**	
52	FOREING CURRENCY LIABILITIES	47,715	11	453,836	48
53	MEXICAN PESOS LIABILITIES	393,592	89	489,296	52
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**239,770**	100	**81,373**	
57	OTHER CURRENT LIABILITIES WITH COST	62,487	26	36,373	45
58	OTHER CURRENT LIABILITIES WITHOUT COST	177,283	74	45,000	55
27	**LONG-TERM LIABILITIES**	**938,508**	100	**194,795**	
59	FOREING CURRENCY LIABILITIES	698,845	74	194,795	100
60	MEXICAN PESOS LIABILITIES	239,663	26	0	0
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	0	100	0	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	0	100	0	
65	NEGATIVE GOODWILL		0	0	0
66	DEFERRED TAXES		0	0	0
67	OTHERS		0	0	0
32	**OTHER LIABILITIES**	0	100	0	
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(633,629)**	100	**(692,262)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(17,134)	(3)	(7,358)	(1)
71	INCOME FROM NON-MONETARY POSITION	(616,495)	(97)	(684,904)	(99)

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	303,364	(365,601)
73	PENSIONS FUND AND SENIORITY	0	185
74	EXECUTIVES (*)	0	38
75	EMPLOYERS (*)	43	618
76	WORKERS (*)	801	718
77	CIRCULATION SHARES (*)	155,641,049	155,641,049
78	REPURCHASED SHARES (*)	12,744,000	13,470,408

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR **2002**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**1,961,202**	**100**	**1,851,094**	**100**
2	COST OF SALES	1,522,040	78	1,499,775	81
3	**GROSS INCOME**	**439,162**	**22**	**351,319**	**19**
4	OPERATING	443,279	23	389,733	21
5	**OPERATING**	**(4,117)**	**0**	**(38,414)**	**(2)**
6	TOTAL FINANCING	134,684	7	141,676	8
7	**INCOME AFTER FINANCING COST**	**(138,801)**	**(7)**	**(180,090)**	**(10)**
8	OTHER FINANCIAL OPERATIONS	(5,198)	0	309,491	17
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(133,603)**	**(7)**	**(489,581)**	**(26)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(39,773)	(2)	(26,132)	(1)
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(93,830)**	**(5)**	**(463,449)**	**(25)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(20,546)	(1)	0	0
13	**CONSOLIDATED NET INCOME OF**	**(114,376)**	**(6)**	**(463,449)**	**(25)**
14	INCOME OF DISCONTINUOUS OPERATIONS	90,046	5	152,816	8
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(204,422)**	**(10)**	**(616,265)**	**(33)**
16	EXTRAORDINARY ITEMS NET EXPENSES	52,284	3	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(256,706)**	**(13)**	**(616,265)**	**(33)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(256,706)**	**(13)**	**(616,265)**	**(33)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Previous Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
R		Amount	%	Amount	%
1	**NET SALES**	**1,961,202**	**100**	**1,851,094**	**100**
21	DOMESTIC	1,556,020	79	1,474,019	80
22	FOREIGN	405,182	21	377,075	20
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**134,684**	**100**	**141,676**	**100**
24	INTEREST PAID	77,299	57	162,479	115
25	EXCHANGE LOSSES	80,306	60	0	0
26	INTEREST EARNED	5,091	4	3,005	2
27	EXCHANGE PROFITS	0	0	11,798	8
28	GAIN DUE TO MONETARY POSITION	(17,830)	(13)	(6,000)	(4)
8	**OTHER FINANCIAL OPERATIONS**	**(5,198)**	**100**	**309,491**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	309,491	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	(5,198)	(100)	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(39,773)**	**100**	**(26,132)**	**100**
32	INCOME TAX	0	0	(1,172)	(4)
33	DEFERED INCOME TAX	(40,739)	(102)	(24,960)	(96)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	966	2	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,079,937	2,090,355
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,961,202	1,851,094
39	OPERATION INCOME (**)	(4,117)	(38,414)
40	NET INCOME OF MAYORITY INTEREST(**)	(256,706)	(616,265)
41	NET CONSOLIDATED INCOME (**)	(256,706)	(616,265)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(256,706)**	**(616,265)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	203,431	184,706
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(53,275)**	**(431,559)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(29,222)	761,802
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(82,497)**	**330,243**
6	CASH FLOW FROM EXTERNAL FINANCING	105,539	(143,587)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**105,539**	**(143,587)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(20,474)**	**(159,727)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	2,568	26,929
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	49,549	23,619
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	52,117	50,548

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**203,431**	**184,706**
13	DEPRECIATION AND AMORTIZATION FOR THE	140,955	184,706
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY	80,306	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(17,830)	
17	+ (-) OTHER ITEMS	0	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(29,222)**	**761,802**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	31,187	382,738
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(227,224)	118,562
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	30,466	203,279
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	945	34,319
22	+ (-) INCREASE (DECREASE) IN OTHER	135,404	22,904
6	**CASH FLOW FROM EXTERNAL FINANCING**	**105,539**	**(143,587)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(638,176)	(18,074)
24	+ LONG-TERM BANK AND STOCK MARKET	743,715	(125,513)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	0	
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(20,474)**	**(159,727)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	21,976	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(52,771)	(84,589)
36	(-) INCREASE IN CONSTRUCTIONS IN	32,817	14,081
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(22,496)	(89,219)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA | QUARTER: 4 | 2002

GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

JUDGED INFORMATION | Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(13.09)	%	(33.29)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(19.18)	%	(40.10)	%
3	NET INCOME TO TOTAL ASSETS (**)	(9.44)	%	(23.04)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(6.95)	%	(0.97)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.72	times	0.69	times
7	NET SALES TO FIXED ASSETS (**)	1.29	times	1.20	times
8	INVENTORIES ROTATION (**)	5.20	times	21.19	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	29	days	39	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.89	%	17.51	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.76	%	42.54	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.03	times	0.74	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	54.11	%	57.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	61.67	%	12.60	%
15	OPERATING INCOME TO INTEREST PAID	(0.05)	times	(0.24)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.42	times	1.63	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.69	times	0.61	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.02	times	0.54	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.54	times	0.51	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	11.81	%	5.36	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(2.72)	%	(23.31)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.49)	%	41.15	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.07)	times	2.03	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	257.75	%	52.96	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2002**

GRUPO MINSA, SA DE CV

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Previous Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (1.64)		$ (3.75)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (1.28)		$ (2.90)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.35)		$ (0.85)	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 8.60		$ 9.87	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.20	times	0.14	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.09)	times	(0.35)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING
FISCAL YEAR 2002
(IN CONSTANT PESOS AS OF DECIEMBER 31, 2002)

Macro Economic Environment

During the fiscal year that ended in December of 2002, Mexico's economy showed minimum activity thereby affecting the performance of the domestic market.

Consumer confidence has not returned to the levels prior to the events of September 11, 2001, due to the uncertainty experienced by the conflict in the Middle East. It is estimated that the industrial sector declined by 0.5%, due to the decline in disposable income. The loss of jobs and the lower increase in real wages further weakened this figure.

The Mexican economy increased by moderate 0.9% in 2002. This economic growth occurred during a period of stability, where inflation closed at 5.7% for the year, 1.2 percentage points above the government's target. The 28-day Cetes rate rose to 8.54%, while the exchange rate reached Ps. 10.36/dollar, Ps. 1.19 above the figure reported in December of 2001.

Corn Market Environment

On the other hand, the price of our main raw material, corn, increased by 21.6% at the close of the fourth quarter of 2002 when compared to 2001, while compared to the previous quarter, it increased by 12.7%, due to the increase in the international price of corn basically due to a drought in the U.S..

In order to face the domestic conditions under which the Company operates, during 2002 significant changes were made in its strategy and administrative structure geared towards improving the Company's position in the corn flour market, maximize and stabilize the its cash flow and strengthen its financial situation. The actions taken throughout the year have proven successful, as is satisfactorily reflected in the figures presented in this report.

Continuing with the strategy established in the fourth quarter of 2001, the Company decided to focus its efforts on its core business, corn flour, and eliminate the non-core operations that fail to meet the financial returns set forth for the Company and take away economic and human resources from the core operations. As a result, during the fourth quarter of 2002, the Company decided to close indefinitely the operations in its subsidiaries Comercializadora de Productos de Maíz y Derivados, S.A. de C.V., La Fábrica de la Tortilla, S.A. de C.V. as well as La Maquinaria de la Tortilla, S.A. de C.V.

The figures presented below do not include discontinued operations.

Volume

Grupo Minsa's consolidated sales volume for the full year of 2002 reached 592,628 metric tons, 0.2% higher than the figure reported for 2001.

Prices

At the close of 2002, the average price was Ps. 3,309.58 pesos per metric ton in constant pesos, up Ps. 19.09 per metric ton or 0.58% when compared to the previous year.

Net Sales

The Company's consolidated net sales reached Ps. 1,961.2 million, Ps. 15.0 million or 0.8% above the figure reported in 2001. This growth was mainly due to the price increase.

Cost of Goods Sold

Cost of goods sold for 2002 reached Ps. 1,522.0 million, Ps. 22.1 million or 1.5% higher than the previous year. This increase was mainly due to the impact in corn prices mentioned previously. In pesos per metric ton, COGS rose by Ps. 32.49 from Ps. 2,535.80 in FY 2001 to Ps. 2,568.29 in FY 2002.

Operating Expenses

The actions implemented since the fourth quarter of 2001 continue to demonstrate positive results, with selling and administrative expenses dropping constantly throughout the year. It is worth noting the significant manner in which these expenses declined during 2002, which caused operating expenses to drop to Ps. 443.3 million, which is Ps. 41.5 million or 8.6% below those incurred in 2001.

Operating Income

The Company reported an operating loss of Ps. 4.1 million in 2002, compared to an operating loss of Ps. 38.5 million in 2001. This increase in the result of a combination of the reduction in operating expenses and an increase in cost of goods sold.

Integral Cost of Financing

The integral cost of financing was Ps. 134.7 million in 2002, which is Ps. 6.7 million below the figure reported in 2001. This was mainly due to the performance of the exchange rate and lower interest rates.

Net Result

The Company reported a consolidated net loss of Ps. 256.7 million in 2002, which is Ps. 359.6 million lower than the net loss of Ps. 616.3 million reported in 2001. This performance was mainly due to the strategic management changes realized during 2001 and the combination of the results mentioned above.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Previous Printing

EBITDA

EBITDA reached Ps. 136.8 million in 2002, an increase of Ps. 46.5 million when compared to 2001. This favorable outcome was the result of the Company's operating performance explained above.

Balance Sheet

Total consolidated assets as of December 31, 2002 were Ps. 2,718.5 million, Ps. 43.8 million below the figure reported as of December 31, 2001. This decline is fundamentally explained by the strategic management changes realized at the close of the previous year.

Significant improvements have been made in the aging of accounts receivable, which has been reduced from 43 days in the first quarter of 2002 to 39 days in the second quarter of 2002 and lastly, to 38 days in this period, due to the systematic implementation of measures aimed at their recovery and control. The highest reduction has taken place mainly in Mexico. This is due to the implementation of an efficient system of supervision and control that has been strengthened in the last year, as well as the implementation of a new policy to pay salesmen commissions, which is aimed at improving the net price and reducing accounts receivable.

Total consolidated liabilities reached Ps. 1,379.8 million at the close of 2002. Total interest bearing liabilities reached Ps. 997.3 million, which is Ps. 105.5 million higher than the Ps. 891.8 million reported for the previous year due to fluctuations in the exchange rate and amortization of capital given that the Company has not taken on additional debt. The Company's financial leverage (total interest bearing liabilities / shareholders' equity) was 0.75x, while the current ratio (current assets / short-term liabilities) was 1.69x.

The Company's shareholders' equity was Ps. 1,338.7 million as of December 31, 2002, which is Ps. 198.1 million below the figure reported as of December 31, 2001, mainly due to the net loss reported above.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2002**
GRUPO MINSA, SA DE CV

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MINSA S.A. DE C.V.	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,876	(44,965)
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	315,132
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	181,403
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	327,126
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	110,856
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,050	281,719
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	161,750,900	99.99	161,751	136,375
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	100.00	172,866	206,533
9 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	262
10 OPERADORA MINSA	PRESTADORA DE SERVICIOS	74,070,422	99.99	74,070	27,305
11 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	35,879	100.00	47,923	31,076
12 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	35,774,033	98.00	35,774	(120)
TOTAL INVESTMENT IN SUBSIDIARIES				**1,003,485**	**1,572,702**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**4,536**
T O T A L					**1,577,238**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	223,255	50,196	173,059	383,064	93,233	462,890
MACHINERY	586,012	80,856	505,156	568,094	228,821	844,429
TRANSPORT EQUIPMENT	30,273	20,229	10,044	12,171	11,111	11,104
OFFICE EQUIPMENT	16,111	1,318	14,793	14,608	14,378	15,023
COMPUTER EQUIPMENT	41,807	22,159	19,648	29,893	30,364	19,177
OTHER	6,914	1,396	5,518	4,670	5,812	4,376
DEPRECIABLES TOTAL	**904,372**	**176,154**	**728,218**	**1,012,500**	**383,719**	**1,356,999**
NOT DEPRECIATION ASSETS						
GROUNDS	51,376	0	51,376	104,263	0	155,639
CONSTRUCTIONS IN PROCESS	7,013	0	7,013	2,275	0	9,288
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**58,389**	**0**	**58,389**	**106,538**	**0**	**164,927**
TOTAL	**962,761**	**176,154**	**786,607**	**1,119,038**	**383,719**	**1,521,926**

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2002

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/BANCOMER	12/03/2002	11.50	8,453	186,984	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/IFC	15/10/2004	5.37	0	0	0	0	0	0	0	0	0	10,589	7,863	179,347	0	0
QUIROGRAFARIO/IFC	16/10/2004	5.37	0	0	0	0	0	0	0	0	0	7,060	5,242	119,564	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	4.25	0	0	0	0	0	0	0	0	0	7,773	4,552	103,839	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	4.25	0	0	0	0	0	0	0	0	0	7,551	4,422	100,872	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	5.32	0	0	0	0	0	0	0	0	0	6,884	4,032	91,972	0	0
QUIROGRAFARIO/ECOBAN	27/01/1999	9.28	0	0	0	0	0	0	0	0	0	2,091	1,942	44,305	0	0
QUIROGRAFARIO/ECOBAN	02/03/1999	9.28	0	0	0	0	0	0	0	0	0	1,394	1,295	29,536	0	0
QUIROGRAFARIO/COMERICA	09/04/2002	15.40	2,602	52,679	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXPOR	22/07/2002	23.25	0	0	0	0	0	0	0	0	4,254	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	01/05/2003	5.75	0	0	0	0	0	0	0	0	0	70	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	02/05/2003	5.75	0	0	0	0	0	0	0	0	0	42	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	03/05/2003	5.75	0	0	0	0	0	0	0	0	0	7	62	0	0	0
TOTAL BANKS			**11,055**	**239,663**	**0**	**0**	**0**	**0**	**0**	**0**	**4,254**	**43,461**	**29,410**	**669,435**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS S22			133,626	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**133,626**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCUL S26			239,770	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**239,770**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			384,451	239,663	0	0	0	0	0	0	4,254	43,461	29,410	669,435	0	0

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA EL PERIODO QUE SE REPORTA FUE DE $10.3613 PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2002**

GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Previous Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	33,421	346,289	5,684	58,893	405,182
TOTAL	**33,421**	**346,289**	**5,684**	**58,893**	**405,182**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	29,568	306,361	5,705	59,106	365,467
TOTAL	**29,568**	**306,361**	**5,705**	**59,106**	**365,467**
NET BALANCE	**3,853**	**39,928**	**(21)**	**(213)**	**39,715**
FOREING MONETARY POSITION					
TOTAL ASSETS	**25,625**	**265,504**	**6,078**	**62,977**	**328,481**
LIABILITIES POSITION	**5,692**	**58,971**	**2,652**	**27,475**	**86,446**
SHORT TERM LIABILITIES POSITION	5,686	58,910	2,652	27,475	86,385
LONG TERM LIABILITIES POSITION	6	61	0	0	61
NET BALANCE	**19,933**	**206,533**	**3,426**	**35,502**	**242,035**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:MINSA
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	597,358	1,075,983	(478,625)	0.01	4,403
FEBRUARY	588,527	1,059,839	(471,312)	0.00	(283)
MARCH	645,910	1,056,961	(411,050)	0.01	2,096
APRIL	652,783	1,062,824	(410,040)	0.01	2,255
MAY	637,689	1,087,618	(449,930)	0.00	900
JUNE	581,315	1,132,652	(551,336)	0.00	2,702
JULY	607,620	1,162,644	(555,024)	0.00	1,610
AUGUST	605,782	1,151,898	(546,116)	0.00	2,075
SEPTEMBER	614,802	1,177,194	(562,392)	0.01	3,374
OCTOBER	616,758	1,193,360	(576,602)	0.00	2,537
NOVEMBER	622,011	1,203,767	(581,756)	0.01	4,712
DECEMBER	619,275	1,198,347	(579,072)	0.00	2,548
ACTUALIZATION:	0	0	0	0.00	682
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	(11,781)
OTHER	0	0	0	0.00	0
TOTAL					**17,830**

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2002**
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Previous Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2002**
GRUPO MINSA, SA DE CV

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
JUDGED INFORMATION **Previous Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			64.20

NOTES

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	487,992	1,559,779	486,817	1,556,020	24.40	MINSA	INDUSTRIALES DE LA TOTILLA
TOTAL		1,559,779		1,556,020			

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			105,811	405,182	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
T O T A L				405,182			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 0000 — 0

Number of shares Outstanding at the Date of the NFE A: (Units) — 0

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 1995 — 0

Number of shares Outstanding at the Date of the NFE A: (Units) — 139,301,049

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFE A : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFE AR:
(Units)

ARE FIGURES FISCALLY AUDITED?

ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:
+ DEDUCTED WORKER'S PROFIT SHA
- DETERMINED INCOME TAX:
- NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:
DETERMINATED RFE OF THE FISCAL YEAR
- INCOME TAX (DEFERED ISR):
* FACTOR TO DETERMINE THE NFEAR:
NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF

Number of shares Outstanding at the Date of the NFE AR
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFE AR
(Units)

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR **2002**

GRUPO MINSA, SA DE CV

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **DECEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

____________________ ____________________

TLALNEPANTLA, MEX, AT MAY 29 OF 2003

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 4 YEAR 2002

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,608	
C		0		28,325,000		28,325,000		114,976
TOTAL			65,070,925	90,570,124	0	155,641,049	258,608	363,956

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,641,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: **1** Year: **2003**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,550,003**	**100**	**2,655,455**	**100**
2	**CURRENT ASSETS**	**564,484**	**22**	**568,681**	**21**
3	CASH AND SHORT-TERM INVESTMENTS	20,388	1	40,039	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	187,229	7	233,744	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	199,582	8	186,026	7
6	INVENTORIES	67,193	3	60,560	2
7	OTHER CURRENT ASSETS	90,092	4	48,312	2
8	**LONG-TERM**	**4,536**	**0**	**25,228**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	4,536	0	25,228	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,540,878**	**60**	**1,540,699**	**58**
13	PROPERTY	773,036	30	763,225	29
14	MACHINERY AND INDUSTRIAL	1,210,018	47	1,161,022	44
15	OTHER EQUIPMENT	146,804	6	174,808	7
16	ACCUMULATED DEPRECIATION	598,970	23	570,808	21
17	CONSTRUCTION IN PROGRESS	9,990	0	12,452	0
18	**DEFERRED ASSETS (NET)**	**432,902**	**17**	**509,615**	**19**
19	**OTHER ASSETS**	**7,203**	**0**	**11,232**	**0**
20	**TOTAL LIABILITIES**	**1,213,187**	**100**	**1,122,767**	
21	**CURRENT LIABILITIES**	**253,889**	**21**	**931,987**	**83**
22	SUPPLIERS	107,908	9	131,109	12
23	BANK LOANS	59,423	5	687,377	61
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	6,235	1	31,521	3
26	OTHER CURRENT LIABILITIES	80,323	7	81,980	7
27	**LONG-TERM LIABILITIES**	**959,298**	**79**	**190,780**	**17**
28	BANK LOANS	959,298	79	190,780	17
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	1,336,816		100 1,532,688	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**1,336,816**	**100**	**1,532,688**	**100**
36	**CONTRIBUTED**	**2,593,299**	**194**	**2,596,694**	**169**
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,564	47	622,564	41
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,542,082	115	1,544,916	101
39	PREMIUM ON SALES OF SHARES	428,653	32	429,214	28
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,256,483)**	**(94)**	**(1,064,006)**	**(69)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(736.643)	(55)	(476,318)	(31)
43	REPURCHASE FUND OF SHARES	137,764	10	137,944	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(618,560)	(46)	(713,948)	(47)
45	NET INCOME FOR THE YEAR	(39,044)	(3)	(11,684)	(1)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2003**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**20,388**	100	**40,039**	100
46	CASH	19,804	97	31,041	78
47	SHORT-TERM INVESTMENTS	584	3	8,998	22
18	**DEFERRED ASSETS (NET)**	**432,902**	100	**509,615**	
48	AMORTIZED OR REDEEMED EXPENSES	321,782	74	376,453	74
49	GOODWILL	14,085	3	12,242	2
50	DEFERRED TAXES	97,035	22	120,920	24
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**253,889**	100	**931,987**	
52	FOREING CURRENCY LIABILITIES	48,366	19	444,405	48
53	MEXICAN PESOS LIABILITIES	205,523	81	487,582	52
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**80,323**		100 **81,980**	
57	OTHER CURRENT LIABILITIES WITH COST	76,450	95	42,719	52
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,873	5	39,261	48
27	**LONG-TERM LIABILITIES**	**959,298**	100	**190,780**	
59	FOREING CURRENCY LIABILITIES	719,635	75	190,780	100
60	MEXICAN PESOS LIABILITIES	239,663	25	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	100	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**0**	100	**0**	
65	NEGATIVE GOODWILL		0	0	0
66	DEFERRED TAXES		0	0	0
67	OTHERS		0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(618,560)**		00 **(713,948)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(9,484)	(2)	(6,397)	(1)
71	INCOME FROM NON-MONETARY POSITION	(609,076)	(98)	(707,551)	(99)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2003**
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	310,595	(363,306)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	0	38
75	EMPLOYERS (*)	0	618
76	WORKERS (*)	0	718
77	CIRCULATION SHARES (*)	155,641,049	155,641,049
78	REPURCHASED SHARES (*)	12,744,000	13,462,760

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: MINSA
QUARTER: 1 YEAR 2003

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**484,222**	**100**	**486,222**	**100**
2	COST OF SALES	387,129	80	371,070	76
3	**GROSS INCOME**	**97,093**	**20**	**115,152**	**24**
4	OPERATING	108,765	22	117,304	24
5	**OPERATING**	**(11,672)**	**(2)**	**(2,152)**	**0**
6	TOTAL FINANCING	24,300	5	3,832	1
7	**INCOME AFTER FINANCING COST**	**(35,972)**	**(7)**	**(5,984)**	**(1)**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(35,972)**	**(7)**	**(5,984)**	**(1)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	0	0	0	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(35,972)**	**(7)**	**(5,984)**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(35,972)**	**(7)**	**(5,984)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	5,700	1
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(35,972)**	**(7)**	**(11,684)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES	3,072	1	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(39,044)**	**(8)**	**(11,684)**	**(2)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(39,044)**	**(8)**	**(11,684)**	**(2)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2003**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**484,222**	**100**	**486,222**	**100**
21	DOMESTIC	378,365	78	390,777	80
22	FOREIGN	105,857	22	95,445	20
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**24,300**	**100**	**3,832**	**100**
24	INTEREST PAID	27,495	113	24,016	627
25	EXCHANGE LOSSES	22,016	91	0	0
26	INTEREST EARNED	15,727	65	3,078	80
27	EXCHANGE PROFITS	0	0	11,986	313
28	GAIN DUE TO MONETARY POSITION	(9,484)	(39)	(5,120)	(134)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET		0		0
30	(PROFIT) LOSS ON SALE OF OWN SHARES		0		0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM		0		0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**0**	**100**	**0**	**100**
32	INCOME TAX		0		0
33	DEFERED INCOME TAX		0		0
34	WORKERS' PROFIT SHARING		0		0
35	DEFERED WORKERS' PROFIT SHARING		0		0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR **2003**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	506,851	520,025
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,984,882	1,862,156
39	OPERATION INCOME (**)	(13,689)	(57,237)
40	NET INCOME OF MAYORITY INTEREST(**)	(287,427)	(597,045)
41	NET CONSOLIDATED INCOME (**)	(287,427)	(597,045)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2003**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(39,044)**	**(11,684)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	48,761	22,298
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**9,717**	**10,614**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(35,549)	(6,514)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(25,832)**	**4,100**
6	CASH FLOW FROM EXTERNAL FINANCING	8,377	(2,984)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**8,377**	**(2,984)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(14,957)**	**(10,972)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(32,412)	(9,856)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	52,800	49,895
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	20,388	40,039

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2003**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**48,761**	**22,298**
13	DEPRECIATION AND AMORTIZATION FOR THE	35,156	35,049
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY	22,228	(10,091)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(9,484)	(6,397)
17	+ (-) OTHER ITEMS	861	3,737
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(35,549)**	**(6,514)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(2,384)	(7,302)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	229,571	9,714
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(69,656)	(9,160)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(27,468)	(5,389)
22	+ (-) INCREASE (DECREASE) IN OTHER	(165,612)	5,623
6	**CASH FLOW FROM EXTERNAL FINANCING**	**8,377**	**(2,984)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(118)	(2,157)
24	+ LONG-TERM BANK AND STOCK MARKET	8,495	(827)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL		
31	(-) DIVIDENS PAID		
32	+ PREMIUM ON SALE OF SHARES		
33	+ CONTRIBUTION FOR FUTURE CAPITAL		
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(14,957)**	**(10,972)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	59	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(1,909)	(37,379)
36	(-) INCREASE IN CONSTRUCTIONS IN	104	29,107
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(13,211)	(2,700)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** **2003**

GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(8.06)	%	(2.40)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(21.50)	%	(38.95)	%
3	NET INCOME TO TOTAL ASSETS (**)	(11.27)	%	(22.48)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(24.29)	%	(43.82)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.78	times	0.70	times
7	NET SALES TO FIXED ASSETS (**)	1.29	times	1.21	times
8	INVENTORIES ROTATION (**)	6.20	times	6.16	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	30	days	38	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.30	%	5.41	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	47.58	%	42.28	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.91	times	0.73	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	63.30	%	56.57	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	62.26	%	12.38	%
15	OPERATING INCOME TO INTEREST PAID	(0.42)	times	(0.09)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.64	times	1.66	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.22	times	0.61	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.96	times	0.55	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.47	times	0.51	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.03	%	4.30	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.01	%	2.18	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(7.34)	%	(1.34)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.94)	times	0.17	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	12.76	%	340.68	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA

QUARTER: 1 YEAR: 2003

GRUPO MINSA, SA DE CV

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.25)		$ (0.22)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.25)		$ (0.22)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 8.59		$ 9.85	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.29	times	0.16	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(10.20)	times	(6.28)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Grupo Minsa Announces its
First Quarter 2003 Results

Grupo Minsa S.A. de C.V. ("Minsa" or "the Company") Mexico's second-largest producer of corn flour for tortilla production announced today its unaudited results for the first quarter period ended March 31, 2003. All figures have been prepared according to Mexican Generally Accepted Accounting Principles and are stated in constant Mexican pesos as of March 31, 2003.

The first quarter of 2003 was characterized by the mixed results of the U.S. economy and the persistent fluctuations in the world's financial markets due to the uncertainty created by the war in the Middle East. While the Mexican economy has shown stronger resistance than during the events of September 11th of 2001, it hasn't been able to isolate itself from the threats of a global recession. In addition, a drought in the U.S. has caused the price of corn to increase significantly during the first quarter of this year.

During the first quarter of 2003, the tortilla market has stabilized when compared to the first quarter of 2002, posting lower declines in the consumption of this product. The Company estimates that the traditional method of tortilla production is no longer taking away market share from the corn flour method.

The strategic actions implemented since the fourth quarter of 2001, and applied consistently since then, have demonstrated constant results. The Company is continuously optimizing its performance within the corn flour market, its financial statements are more in-line with actual market conditions and they adequately describe the strength of its financial situation.

Volume

Minsa's consolidated sales volume was 139,019 metric tons in the first quarter of 2003, which was 3.1% below the figure reported for the first quarter in 2002. This decline reflects the market situation, which has been affected by the weak economy.

Prices

In the first quarter of 2003, Minsa's average price was Ps. 3,482.97 per metric ton, up Ps.
95.65 per metric ton or 2.8% when compared to the first quarter of 2002.

Net Sales

The Company's consolidated net sales were Ps. 484.2 million in 1Q03, which was Ps. 2.0
million or 0.4% lower than the figure reported in 1Q02. This decrease was

mainly due to
the decline in volume, which was partially offset by the increase in prices
explained
above.

Cost of Goods Sold

Cost of goods sold was Ps. 387.1 million in 1Q03, Ps. 16.1 million or 4.3%
higher than the
previous year. This increase was mainly due to the aforementioned increase in
corn
costs, given that all other costs declined by Ps. 3.0 million. Cost per metric
ton increased
by Ps. 199.77 from Ps. 2,584.73 in 1Q02 to Ps. 2,784.51 in 1Q03.

Operating Expenses

The Company continues its efforts of reducing selling and administrative
expenses. These
reductions were significant in 1Q03 and therefore, operating expenses reached
Ps. 108.8
million, which was 7.3% or Ps. 8.6 million below those incurred in 1Q02.

Operating Income

The Company posted an operating loss of Ps. 11.7 million in 1Q03, compared to
an
operating loss of Ps. 2.2 million in 1Q02. This negative variation was due to
the
combination of lower volume, an increase in COGS and a reduction of operating
expenses.

Comprehensive Cost of Financing

The comprehensive cost of financing for 1Q03 was Ps. 24.3 million, which was
Ps. 20.4
million higher than in 1Q02 due mainly to exchange rate fluctuations, which
resulted in a
3% depreciation of the peso against the dollar during the quarter.

Net Result

The Company reported a net consolidated loss of Ps. 39.0 million for 1Q03,
which is Ps.
27.3 million below the net consolidated loss of Ps. 11.7 million reported in
1Q02. This
resulted mainly from the increase in the comprehensive cost of financing.

EBITDA

Minsa's EBITDA was Ps. 23.5 million in 1Q03, Ps. 8.1 million lower than in
1Q02. This
decline was due to the Company's operating performance described above.

Balance Sheet

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

Minsa's consolidated total assets were Ps. 2,550.0 million as of March 31, 2003, which
was Ps. 105.5 million lower than the figure reported as of March 31, 2002. This decline is
fundamentally explained by the strategic management changes made during the period to
eliminate non-core assets.

Significant progress has been made regarding the aging of accounts receivable, which has
been reduced from 39 days in the third quarter of 2002 to 38 days in the fourth quarter
of 2002, and lastly, to 37 days in the first quarter of 2003 due to the implementation of
stricter controls in issuing credit approvals and the more efficient monitoring of these.

Consolidated total liabilities at the close of the first quarter were Ps. 1,213.2 million. The
Company's total interest-bearing liabilities were Ps. 1,018.7 million, Ps. 140 million above
the Ps. 934.7 million reported as of March 31, 2002 due mainly to exchange rate
fluctuations given that the Company has not incurred any additional debt. The
Company's financial leverage (total interest-bearing liabilities / shareholders' equity) was
0.76x at the end of the quarter, while the current ratio (current assets / short-term
liabilities) was 2.22x.

Shareholders' equity as of March 31, 2003 was Ps. 1,336.8 million, Ps. 195.9 million lower
than the figure reported as of March 31, 2002.
Company Description

Minsa is the second-largest producer of corn flour for tortilla production in Mexico.
Founded in October of 1993, Minsa owns six corn flour plants in Mexico, located in the
states of Mexico, Jalisco, Sinaloa, Veracruz, Chiapas and Coahuila; two in the U.S., located
in Muleshoe, Texas and Red Oak, Iowa; and one in Jutiapa, Guatemala.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2003**
GRUPO MINSA, SA DE CV

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	35,641
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	308,700
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	159,445
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	357,417
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	102,411
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	258,251
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	10,049,999	99.99	161,700	125,766
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	155,667
9 LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	11,550
10 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	262
11 OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	73,474	27,994
12 LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(6,498)
13 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	34,200	99.99	36,273	22,020
14 COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,000	(59,153)
15 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	35,773	1,475
16 OPERADORA CPMASA	PRESTADORA DE SERVICIOS	1	0.02	1	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,008,360**	**1,500,948**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**4,536**
TOTAL					**1,505,484**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2003**
GRUPO MINSA, SA DE CV

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	223,376	52,076	171,300	392,008	97,869	465,439
MACHINERY	588,794	89,198	499,596	609,204	247,412	861,388
TRANSPORT EQUIPMENT	31,030	20,958	10,072	11,531	12,062	9,541
OFFICE EQUIPMENT	16,135	1,677	14,458	15,099	14,864	14,693
COMPUTER EQUIPMENT	41,897	23,521	18,376	31,113	31,615	17,874
OTHER	7,040	1,587	5,453	4,980	6,131	4,302
DEPRECIABLES TOTAL	**908,272**	**189,017**	**719,255**	**1,063,935**	**409,953**	**1,373,237**
NOT DEPRECIATION ASSETS						
GROUNDS	51,494	0	51,494	106,158	0	157,652
CONSTRUCTIONS IN PROCESS	7,519	0	7,519	2,470	0	9,989
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**59,013**	**0**	**59,013**	**108,628**	**0**	**167,641**
TOTAL	**967,285**	**189,017**	**778,268**	**1,172,563**	**409,953**	**1,540,878**

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/BANCOMER	12/03/2002	11.50	8,453	186,984	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/IFC	15/10/2004	5.37	0	0	0	0	0	0	0	0	0	10,905	8,097	184,686	0	0
QUIROGRAFARIO/IFC	16/10/2004	5.37	0	0	0	0	0	0	0	0	0	7,270	5,398	123,124	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	4.25	0	0	0	0	0	0	0	0	0	8,042	4,722	107,711	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	4.25	0	0	0	0	0	0	0	0	0	7,720	4,504	102,738	0	0
QUIROGRAFARIO/RABOBANK	12/03/2002	5.32	0	0	0	0	0	0	0	0	0	7,107	4,168	95,067	0	0
QUIRGRAFARIO/ECOBAN	27/01/1999	9.28	0	0	0	0	0	0	0	0	0	1,435	1,358	30,979	0	0
QUIROGRAFARIO/ECOBAN	02/03/1999	9.28	0	0	0	0	0	0	0	0	0	2,150	1,976	45,061	0	0
QUIROGRAFARIO/COMERICA	01/01/2002	15.40	2,604	52,679	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXPOR	22/07/2002	23.25	0	0	0	0	0	0	0	0	3,670	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	01/05/2003	5.75	0	0	0	0	0	0	0	0	0	23	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	02/05/2003	5.75	0	0	0	0	0	0	0	0	0	19	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	03/05/2003	5.75	0	0	0	0	0	0	0	0	0	25	46	0	0	0
TOTAL BANKS			**11,057**	**239,663**	**0**	**0**	**0**	**0**	**0**	**0**	**3,670**	**44,696**	**30,269**	**689,366**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS S22			107,908	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**107,908**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCUL S26			80,323	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**80,323**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			199,288	239,663	0	0	0	0	0	0	3,670	44,696	30,269	689,366	0	0

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA EL PERIODO QUE SE REPORTA FUE DE $10.6698
PESOS POR DOLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2003**

GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	8,742	93,273	1,179	12,584	105,857
TOTAL	**8,742**	**93,273**	**1,179**	**12,584**	**105,857**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	8,456	90,222	1,305	13,922	104,144
TOTAL	**8,456**	**90,222**	**1,305**	**13,922**	**104,144**
NET BALANCE	**286**	**3,051**	**(126)**	**(1,338)**	**1,713**
FOREING MONETARY POSITION					
TOTAL ASSETS	**23,944**	**255,476**	**5,526**	**58,964**	**314,440**
LIABILITIES POSITION	**3,521**	**37,571**	**2,246**	**23,966**	**61,537**
SHORT TERM LIABILITIES POSITION	3,517	37,525	2,246	23,966	61,491
LONG TERM LIABILITIES POSITION	4	46	0	0	46
NET BALANCE	**20,423**	**217,905**	**3,280**	**34,998**	**252,903**

NOTES

STOCK EXCHANGE CODE:**MINSA** QUARTER: **1** YEAR: **2003**
GRUPO MINSA, SA DE CV

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Previous Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	549,175	1,379,815	(830,640)	0.04	3,358
FEBRUARY	589,631	1,298,766	(709,134)	0.02	1,970
MARCH	598,023	1,249,627	(651,603)	0.06	4,113
ACTUALIZATION:	0	0	0	0.00	43
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**9,484**

NOTES

STOCK EXCHANGE CODE:
GRUPO MINSA, SA DE CV

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR: **2003**
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **1** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			66.52

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	142,011	386,508	139,019	378,365	24.40	MINSA	INDUSTRIALES DE LA TOTILLA
T O T A L		386,508		378,365			

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			20,377	105,857	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
T O T A L				105,857			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 0000 — 0

Number of shares Outstanding at the Date of the NFE A: (Units) — 0

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 1995 — 0

Number of shares Outstanding at the Date of the NFE A: (Units) — 139,301,049

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFE A :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFE AR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFE AR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFE AR (Units) — 0

STOCK EXCHANGE CODE: **MINSA** QUARTER: **1** YEAR **2003**

GRUPO MINSA, SA DE CV

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** OF **MARCH** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

________________________________ ________________________________

TLALNEPANTLA, MEX, AT MAY 29 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 1 YEAR 2003

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,608	
C		0		28,325,000		28,325,000		114,976
TOTAL			65,070,925	90,570,124	0	155,641,049	258,608	363,956

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,641,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS AND STATUTORY AUDITOR'S REPORT

DECEMBER 31, 2000 AND 1999

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS
AND STATUTORY AUDITOR'S REPORT

DECEMBER 31, 2000 AND 1999

INDEX

Contents	Page

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Teléfono 5 263 6000
Fax 5 263 6010

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, April 20, 2001

To the Stockholders of
Grupo Minsa, S. A. de C. V. and subsidiaries

1. We have examined the accompanying consolidated balance sheets of Grupo Minsa, S. A. de C. V. and subsidiaries at December 31, 2000 and 1999, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2. As mentioned in Note 2h. to the financial statements, commencing January 1, 2000, the company adopted the guidelines of Bulletin D-4 (Revised) "Accounting Treatment of Income Tax, Asset Tax and Employee Statutory Profit Sharing".

3. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo Minsa, S. A. de C. V. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers



Gildardo Lili C.
Audit Partner

Gildardo Lili Camacho
Contador Público

Mariano Escobedo 573
11580 México, D. F.

Tels. 5263-6047
5263-6000

STATUTORY AUDITOR'S REPORT
(Translation from original issued in Spanish)

Mexico City, April 20, 2001

To the General Meeting of Stockholders of
Grupo Minsa, S. A. de C. V. and subsidiaries

In my capacity as Statutory Auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Law and with the by-laws of the Company, I hereby submit my report on the reliability, sufficiency and fairness of the consolidated financial information submitted to by the Board of Directors in connection with the Company, operations for the year ended December 31, 2000.

I attended the stockholders and the Board of Directors' meetings and obtained from the company's officials such information as I considered it necessary to examine with respect to the operations, documentation and records. My review was conducted in accordance with auditing standards generally accepted in Mexico.

As mentioned in Note 2h. to the financial statements, commencing January 1, 2000, the company adopted the guidelines of Bulletin D-4 (Revised) "Accounting Treatment of Income Tax, Asset Tax and Employee Statutory Profit Sharing".

In my opinion, the accounting and reporting policies and the criteria followed by the Company and taken into account by the Company's officials in preparing the consolidated financial information presented by them to the Stockholders are adequate and sufficient and, except for the matter mentioned in the preceding paragraph, were applied on a basis consistent with that of the preceding year; therefore, such information presents truly, fairly and adequately the consolidated financial position of Grupo Minsa, S. A. de C. V. and subsidiaries as of December 31, 2000, the results of their operations, and the changes in their stockholders' equity and in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.



Gildardo Lili C.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V.)

CONSOLIDATED BALANCE SHEETS
(Note 2)

Thousands of Mexican pesos of December 31, 2000 purchasing power (Ps)

	December 31,	
Assets	2000	1999
CURRENT ASSETS:		
Cash and marketable securities	Ps 21,411	Ps 62,320
Accounts receivable - Net (Note 4)	746,395	762,644
Related parties (Note 7)	184,909	112,997
Inventories (Note 5)	171,588	292,572
Total current assets	1,124,303	1,230,533
PROPERTY, PLANT AND EQUIPMENT - Net (Note 6)	1,413,519	1,404,748
TRADEMARKS - Net (Note 2d.)	294,701	316,457
DEFERRED CHARGES - Net (Note 2f.)	152,116	162,409
INVESTMENT IN SHARES (Note 2g.)	24,025	24,025
OTHER ASSETS (Note 2e.)	13,103	14,480
DEFERRED TAXES (Note 2h.)	68,078	
Total assets	Ps3,089,845	Ps3,152,652
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Bank loans	Ps 551,856	Ps 364,316
Short-term portion of long-term debt (Note 8)	96,098	114,174
Suppliers	52,586	141,248
Other accounts payable and accrued expenses	101,763	95,825
Total current liabilities	802,303	715,563
LONG-TERM DEBT (Note 8)	290,262	423,124
Total liabilities	1,092,565	1,138,687
STOCKHOLDERS' EQUITY (Notes 8 and 9):		
Common stock:		
Nominal value	622,572	642,404
Restatement increase	1,316,163	1,317,215
Total common stock	1,938,735	1,959,619
Reserve for repurchase of shares	123,383	127,367
Additional paid-in capital	383,915	383,915
Retained earnings	62,493	96,439
Cumulative effect of deferred taxes (Note 2h.)	69,923	
Deficit in the restatement of capital	(581,169)	(553,375)
Total stockholders' equity	1,997,280	2,013,965
COMMITMENTS AND CONTINGENCIES (Notes 4 and 11)		
Total liabilities and stockholders' equity	Ps3,089,845	Ps3,152,652

The accompanying eleven notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Note 7)

Thousands of Mexican pesos of December 31, 2000 purchasing power (Ps)

	Year ended December 31,	
	2000	1999
Net sales	Ps 1,949,877	Ps2,229,176
Cost of sales	1,443,039	1,702,180
Gross profit	506,838	526,996
Operating expenses:		
Administrative	180,682	286,520
Sales and promotion	189,854	189,356
	370,536	475,876
Operating income	136,302	51,120
Other income - Net	11,134	22,402
Comprehensive financing cost:		
Interest expense - Net	(158,125)	(123,254)
Exchange income (loss) - Net	(21,684)	16,835
Gain on net monetary position	2,675	14,208
	(177,134)	(92,211)
Loss before the following provisions and extraordinary item (Note 10)	(29,698)	(18,689)
Provisions for:		
Income tax currently payable	2,402	52,094
Deferred income tax	1,846	
	4,248	52,094
Loss before extraordinary item	(33,946)	(70,783)
Extraordinary item:		
Tax benefit from the realization of prior years' tax loss carryforwards		49,141
Cumulative effect of change in accounting principle		(1,173)
Net loss	(Ps 33,946)	(Ps 22,815)
Net loss per common share (Note 2o.)	(Ps 0.22)	(Ps 0.14)

The accompanying eleven notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
(Notes 8 and 9)

Thousands of Mexican pesos of December 31, 2000
purchasing power (Ps) and thousands of shares

	Number of shares outstanding	Capital stock	Restatement of capital	Reserve for repurchase of shares	Additional paid-in capital	Retained earnings	Initial effect of deferred taxes	Deficit in the restatement of capital
Balances at January 1, 1999	161,081	Ps644,324	Ps 1,317,539	Ps127,367	Ps383,915	Ps119,254		(Ps 445,590)
Repurchase of shares	(480)	(1,920)	(324)					
Net loss for the year						(22,815)		
Loss from holding nonmonetary assets								(107,785)
Balances at December 31, 1999	160,601	642,404	1,317,215	127,367	383,915	96,439		(553,375)
Reserve for repurchase of shares				(3,984)				
Repurchase of shares	(4,958)	(19,832)	(1,052)					
Net loss for the year						(33,946)		
Initial deferred taxes							Ps69,923	
Loss from holding nonmonetary assets								(27,794)
Balances at December 31, 2000	155,643	Ps622,572	Ps 1,316,163	Ps123,383	Ps383,915	Ps62,493 (1)	Ps69,923	(Ps581,169)

(1) Includes Ps13,761 of legal reserve

The accompanying eleven notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos of December 31, 2000 purchasing power (Ps)

	Year ended December 31,	
Operations:	2000	1999
Loss before extraordinary item	(Ps 33,946)	(Ps 70,783)
Charges to income for depreciation and amortization not affecting resources	130,677	133,759
Provision for deferred taxes	1,846	
Net change in working capital, except cash and marketable securities, and bank and related party loans	(54,522)	(74,543)
Resources provided by (used in) operations before extraordinary items	44,055	(11,567)
Extraordinary items:		
Tax benefit from the realization of prior years' tax loss carryforwards		49,141
Cumulative effect of change in accounting principle		(1,173)
Resources provided by operations	44,055	36,401
Financing:		
Repurchase of shares	(24,868)	(2,243)
Bank loans obtained (repaid) in real terms - Net	36,602	(519,364)
Resources provided by (used in) financing activities	11,734	(521,607)
Investment:		
Loans (granted to) obtained from related parties	(71,912)	439,611
Acquisition of property, plant and equipment - Net	(10,788)	(19,353)
Acquisition of trademarks	(269)	(546)
Investment in deferred charges	(13,729)	(12,010)
Resources (used in) provided by investment activities	(96,698)	407,702
Decrease in cash and marketable securities	(40,909)	(77,504)
Cash and marketable securities at beginning of year	62,320	139,824
Cash and marketable securities at end of year	Ps 21,411	Ps 62,320

The accompanying eleven notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

(monetary amounts expressed in thousands of Mexican pesos of December 31, 2000 purchasing power and thousands of U.S. dollars and Swiss francs, denoted by the symbols Ps, US$ and Frs, respectively, except exchange rates)

NOTE 1 - THE COMPANY:

Grupo Minsa, S. A. de C. V. ("Grupo" or the "Company") is a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V., and its principal activities are acting as a holding company and granting its subsidiaries the use of the "Minsa" trademark. The main subsidiaries of Minsa at December 31, 2000 were the following:

Company	Activity	% Ownership 2000	1999
Minsa, S. A. de C. V. (Minsa) (formerly Maíz Industrializado del Centro, S. A. de C. V.)	Production and sale of corn flour	99.99	99.99
Maíz Industrializado de Centroamérica, S. A. de C. V. (Minsa Centroamérica)	Production and sale of corn flour and pre-packaged tortillas	100.00	100.00
Minsa Corporation, Inc. (Minsa Corporation)	Production and sale of corn flour and pre-packaged tortillas	100.00	100.00
Comercializadora de Productos de Maíz y Derivados, S. A. de C. V. (CP Masa)	Manufacture and sale of pre-packaged tortillas, fried tortillas and corn chips	99.99	99.99
Servicios Corporativos Minsa, S. A. de C. V. (Servicios Corporativos)	Rendering of professional services to affiliated companies	98.00	98.00
Operadora Minsa, S. A. de C. V. (Operadora)	Rendering of professional services to affiliated companies	99.99	99.99
Servicios Administrativos Minsa, S. A. de C. V. (Seraminsa)	Rendering of professional services to affiliated companies	98.00	98.00
Maíz Industrializado del Sureste, S. A. de C. V. (Minsa Sureste)	Leasing of property, plant and equipment	99.99	99.99 (1)
Maíz Industrializado de Occidente, S. A. de C. V. (Minsa Occidente)	Leasing of property, plant and equipment	99.99	99.99 (1)
Maíz Industrializado del Golfo, S. A. de C. V. (Minsa Golfo)	Leasing of property, plant and equipment	99.99	99.99 (1)
Maíz Industrializado del Norte, S. A. de C. V. (Minsa Norte)	Leasing of property, plant and equipment	99.99	99.99 (1)
Maíz Industrializado del Noreste, S. A. de C. V. (Minsa Noreste)	Leasing of property, plant and equipment	99.99	99.99 (1)

(1) As from March 1, 1999, these companies changed their principal activity to the leasing of property, plant and equipment. Through February 28, 1999, their principal activity was the production and sale of corn flour, which after that date was concentrated in Minsa.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements include the financial statements of Grupo and the subsidiaries mentioned in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in conformity with Accounting Principles Generally Accepted in Mexico (MexGAAP) and accordingly are stated in pesos of constant purchasing power as of December 31, 2000.

The significant accounting policies followed in the preparation of the consolidated financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a. Marketable securities are stated at cost, which approximates market value.

b. Inventories are stated at average cost, which is similar to replacement cost. Cost of sales is originally determined by the average cost method and restated by applying factors derived from the National Consumer Price Index (NCPI). Amounts so determined are not in excess of market.

c. Imported machinery and equipment is restated by applying the inflation of the country of origin to the original foreign currency cost and converting to pesos at the year-end exchange rate. Fixed assets of domestic origin are restated by applying factors derived from the NCPI to their value at the beginning of the year.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets, on both historical cost and restatement increments, based on annual depreciation rates determined by independent experts.

d. Trademarks are recorded at acquisition cost, and are restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over twenty years. Accumulated amortization at December 31, 2000 and 1999, was Ps164,372 and Ps142,347, respectively, and amortization expense charged to income was Ps22,025 and Ps21,900 for the years ended December 31, 2000 and 1999, respectively.

e. Goodwill represents the excess of cost over the book value of subsidiaries and is amortized by the straight-line method over 20 years.

f. Deferred charges are stated at acquisition cost, restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over eight and twenty years. Accumulated amortization at December 31, 2000 and 1999, was Ps110,412 and Ps84,916, respectively, and amortization expense charged to income was Ps25,496 and Ps22,432 in 2000 and 1999, respectively.

g. Investments in shares of associated companies are stated at acquisition cost, restated by applying factors derived from the NCPI.

h. As from January 1, 2000, the Company adopted the guidelines of Revised Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Statutory Profit Sharing", issued by the Mexican Institute of Public Accountants (MIPA). In accordance with this Statement, the Company recognizes the effects of deferred taxes by applying the corresponding income tax rate to all timing differences between the book and tax values of assets and liabilities, and considering tax loss carryforwards likely to be used. Adoption of this Statement gave rise to a deferred tax asset of Ps69,923 and an increase in stockholders' equity of the same amount, while for the year ended December 31, 2000 there was a decrease in the deferred tax asset and an increase in the loss for the year of Ps1,846.

i. Seniority premiums to which employees are entitled upon termination of employment after fifteen years of service are recognized as expenses of the years in which the services are rendered, based on actuarial studies performed by independent experts. The principal data related to these studies are shown below:

	At and for the year ended December 31,	
	2000	1999
Accumulated benefit obligation	Ps1,084	Ps1,074
Projected benefit obligation	Ps2,518	Ps2,247
Net projected liability	Ps1,283	Ps 954
Net cost for the period	Ps 613	Ps 577

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

j. Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the exchange rates existing on the balance sheet date. Exchange differences arising from fluctuations in the exchange rates

between the transaction and settlement dates, or the balance sheet dates, are charged or credited to income, or capitalized if attributable to construction in progress.

k. In consolidating Minsa Corporation and Minsa Centroamérica, the Company follows the methodology set forth in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the MIPA. Under these provisions, foreign subsidiaries of Minsa are considered independent foreign entities; consequently, their financial statements, are restated by applying the inflation of the country of origin to the original foreign currency figures. Subsequently, all assets and liabilities and income and expense items are translated at the exchange rate in effect at the balance sheet date. Translation differences arising from the translation of financial statements to Mexican pesos are recorded in the deficit in the restatement of capital. At December 31, 2000 and 1999, the cumulative translation effect was immaterial.

l. Capital stock and the components of stockholders' equity represent the amount of these items expressed in pesos of purchasing power as of December 31, 2000 and are determined by applying factors derived from the NCPI to the historical amounts.

m. The deficit in the restatement of capital represents principally the cumulative loss from holding nonmonetary assets, expressed in Mexican pesos of purchasing power as of December 31, 2000. This loss represents the amount by which the restated value of machinery and equipment of foreign origin has fallen short of the inflation rate measured in terms of the NCPI.

n. The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the period, restated in pesos of purchasing power as of December 31, 2000.

o. The net loss per common share is calculated in accordance with the guidelines of Statement B-14 "Earnings per Share" issued by the MIPA. In accordance with this Statement, the net earnings per common share is calculated by dividing net income or loss by the weighted average number of shares outstanding during the year. The weighted average number of common shares outstanding during the years ended December 31, 2000 and 1999, was 157,183 and 162,966 (in thousands of shares), respectively.

p. Hedge contracts are recorded at cost and are used to reduce the risk of adverse movements in the market price of corn. Losses or gains on these transactions are charged or credited to income when realized. At December 31, 2000 and 1999, any unrealized losses were immaterial.

q. In preparing financial statements in conformity with MexGAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statement and revenues and expenses during the reporting period.

NOTE 3 - FOREIGN CURRENCY POSITION:

The following information is expressed in thousands of U.S. dollars (US$) and thousands of Swiss francs (Frs), since these are the currencies in which most of the companies' foreign currency transactions are carried out.

The Company had the following foreign currency monetary assets and liabilities:

	December 31,		
	2000	1999	
Assets	US$ 1,183	US$ 117	
Liabilities	(72,105)	(67,092)	(Frs.1,187)
Net short position	(US$70,922)	(US$66,975)	(Frs.1,187)

At December 31, 2000 and 1999, the exchange rates were respectively Ps9.60 and Ps9.49 to the U.S. dollar and Ps5.92 and Ps5.97 to the Swiss franc. At April 20, 2001, date of issuance of the financial statements, the exchange rate was Ps 9.35 to the U.S. dollar.

The following is a summary of the Company's imports of goods and services (excluding machinery and equipment for its own use), together with its interest expense in foreign currency:

	Year ended December 31,	
	2000	1999
Corn imports		US$ 285
Interest expense:		
US dollars	US$5,714	US$5,983
Swiss francs	Frs. 65	Frs 152

The Company had nonmonetary assets of foreign origin, or whose replacement cost can be determined only in foreign currency, as shown below:

	December 31,	
	2000	1999
Inventories	US$ 1,598	US$ 2,631
Machinery and equipment	47,700	47,040
	US$49,298	US$49,671

The Company has two foreign subsidiaries (one in the United States and the other in Guatemala). The combined financial information of these subsidiaries is summarized as follows:

	December 31,	
	2000	1999
Inventories	US$ 1,598	US$ 1,349
Other current assets	8,759	6,664
Current liabilities	(9,558)	(9,231)
Net working capital	799	(1,218)
Property, plant and equipment - Net	11,358	11,287
Other assets	2,287	2,489
Long-term debt	(240)	(1,311)
Net equity	US$14,204	US$11,247

	Year ended December 31,	
	2000	1999
Net sales	US$33,242	US$27,410
Cost of sales	(25,272)	(21,315)
	7,970	6,095
Operating expenses - Net	(5,912)	(6,439)
Interest expense	(453)	(539)
Net income (loss)	US$ 1,605	(US$ 883)

NOTE 4 - ACCOUNTS RECEIVABLE:

	December 31,	
	2000	1999
Trade	Ps613,883	Ps579,396
Allowance for doubtful accounts	(88,339)	(49,053)
	525,544	530,343
Value added tax recoverable	30,429	48,739
Federal Government	109,268 (1)	119,058
Other	81,154	64,504
	Ps746,395	Ps762,644

(1) In connection with the agreement for the purchase of Almacenadora Mercader, S. A. de C. V. (Almer) entered into by Comercializadora México de Occidente, S. A. de C. V. (Comexo) and Promotora Empresarial de Occidente, S. A. de C. V. (Peo), the Company filed with the Mexican Ministry of Finance a claim for a refund of Ps102,955.

This claim is based on the detection of several unrecorded liabilities at ALMER dating from prior to its acquisition from the Federal Government.

On September 11, 2000 Grupo and Almer filed a civil suit against the Federal Government seeking payment of the above claim. In the opinion of Company's management and its legal advisors, possibilities exist of recovering the amount claimed. However, it is probable that the purchase-sale contract gives the Federal Government the right to calculate the amount to be paid on the claim, which is summarized as follows:

Difference in valuation of pension plan liability	Ps 67,540
Unrecorded liability for pension plan and seniority premiums	16,309
Nonexistent assets	6,111
Error in account receivable from CONASUPO due to merchandise shortages and other concepts	12,995
	102,955
Interest receivable	25,419
	128,374
Payments received	(19,106) (*)
	Ps109,268

(*) On November 26, 1999, the Mexican Ministry of Finance authorized a Ps19,106 payment, which was collected by Grupo on December 13, 1999.

This account receivable includes Ps24,070 corresponding to the minority shareholders, to whom the Company paid Ps3,517 in 2000. The remainder has been recorded in other accounts payable.

NOTE 5 - INVENTORIES:

	December 31,	
	2000	1999
Raw and packing materials	Ps 60,794	Ps190,531
Finished goods	49,110	20,134
Spare parts	29,627	31,098
Inventories in transit	30,325	39,375
Advances to suppliers	1,732	11,434
	Ps 171,588	Ps292,572

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:

	December 31,	
	2000	1999
Buildings	Ps 528,862	Ps 518,594
Machinery and equipment	965,670	921,547
Furniture, fixtures and computer equipment	94,256	88,919
Transportation equipment	59,154	57,515
	1,647,942	1,586,575
Accumulated depreciation	(422,963)	(348,297)
	1,224,979	1,238,278
Land	137,625	131,143
Construction in progress	50,915	35,327
	Ps1,413,519	Ps1,404,748

NOTE 7 - SIGNIFICANT BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The major balances and transactions with related parties were as follows:

	December 31,	
Accounts receivable:	2000	1999
Fomento e Ingeniería en Comercialización, S. A. de C. V.	Ps 159,802	Ps 90,113
Almacenadora Mercader, S. A.	35,953	35,417
	195,755	125,530
Accounts payable:		
Grupo Empresarial G, S. A. de C. V.	10,154	12,533
Hiks, Muse, Tate & Furst, Inc.	692	
	10,846	12,533
	Ps 184,909	Ps 112,997

Following is a summary of the main transactions carried out with related parties:

	Year ended December 31,	
	2000	1999
Corn purchases - Net	Ps807,889	Ps664,123
Expenses for administrative services	30,472	55,250
Expenses for storage services	1,425	8,049
Income from administrative services	35,107	69,930
Interest income	10,905	99,439
Other income	1,475	

NOTE 8 - LONG-TERM DEBT:

At December 31, 2000, the Company had long-term bank loans and notes payable as shown below:

Creditor	Type	Maturity date	Interest rate	Amount
International Finance Corporation (IFC)	(1)	15-X-2004	Six-month Libor+3%	Ps288,294 (1)
Other				1,968
				290,262
Current portion				96,098
				Ps386,360

(1) On November 25, 1996 the Company entered into a financing arrangement with the IFC which consists of a US$50,000 long-term loan and a US$10,000 contribution to the capital stock. As a result, the Company issued 6,965,052 Series "B" shares, representing approximately 5% of its capital stock. The agreement establishes an eight-year term and a three-year grace period for the repayment of the US$50,000, which is payable in half-yearly installments of US$5,000 commencing in the year 2000.

The proceeds of the IFC financing were used to: (i) repay short-term debt, (ii) increase working capital, (iii) modernize existing facilities and (iv) build a new plant.

The financing contract is guaranteed by the Mexican subsidiaries of Minsa and requires that the current shareholders retain control of the Company. It also contains several restrictions, involving primarily the insurance coverage of the fixed assets, which are pledged to secure the loan. At December 31, 2000 the Company was in compliance with these covenants. During the term of this agreement, Grupo and some of its subsidiaries must comply with certain covenants related to their financial structure, and these were also complied with at December 31, 2000.

NOTE 9 - STOCKHOLDERS' EQUITY:

At an Extraordinary Meeting held on October 29, 1999, the stockholders resolved to the convert Series "A", Class I non-voting shares without par value to Series "B", Class I.

At an Extraordinary Meeting held on February 9, 1999, the stockholders resolved to cancel 659,000 Series "C", Class II non-voting shares without par value, which had been repurchased.

In 2000 and 1999, the company repurchased 4,958,000 and 480,000 Series "C", Class II shares, respectively.

After the above movements, at December 31, 2000, the capital stock amounted to Ps622,572 (at nominal value), represented by 155,643,049 nominative shares, without par value, divided as follows:

Series	Authorized number of shares (thousands)	Paid-in shares (thousands)	Nominal amount	Restatement increase	Total
"B" Class I (fixed minimum capital stock, with full voting rights)	65,071	65,071	Ps 260,284	Ps 625,604	Ps 885,888
"B" Class II (variable capital stock, with full voting rights)	62,519	62,519	250,076	463,437	713,513
"C" Class II (variable capital stock, with no voting rights)	42,530	28,053	112,212	227,122	339,334
	170,120	155,643	Ps 622,572	Ps 1,316,163	Ps 1,938,735

Dividends paid from previously taxed earnings (CUFIN) do not give rise to additional taxes payable by the company. For this purpose, payment is required only of the tax deferred by the company (5% in 2000) when paying income tax for the period.

In the event dividends are paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% is payable by the company. In addition, dividends paid to individuals or to individuals resident in Mexico or to parties resident abroad are subject to 5% income tax withholding on the figure arrived at by applying a factor of 1.5385 to said dividends, or 1.515 when the dividends come from the company's net after-tax earnings account at December 31, 1998. Capital stock reductions in excess of the aggregate amount of capital contributions plus net tax profit and net reinvested tax profit accounts, as determined in accordance with the Mexican Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 2000, the consolidated CUFIN amounted to Ps2,443, determined in accordance with the current tax provisions.

NOTE 10 - INCOME TAX, TAX LOSS CARRYFORWARDS, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

Following are comments on the tax situation of the companies (figures stated in thousands of nominal pesos):

For the years ended December 31, 2000 and 1999, certain subsidiaries incurred tax losses of Ps203,982 and Ps49,420, respectively; in addition, some other companies of the group determined taxable income of Ps8,479 in 2000 and Ps128,858 in 1999, which were offset against prior years' tax loss carryforwards, generating tax benefits of Ps 2,968 and Ps45,100 (Ps 49,141 restated amount), respectively, which in 1999 is shown as an extraordinary item in the statement of income, restated in Mexican pesos of December 31, 2000 purchasing power.

Financial and tax results differ, due mainly to the difference between inventory consumption included in cost of sales and the deduction of inventory purchases for tax purposes, the difference between financial and tax depreciation, to the different treatment of the effects of inflation for book and tax purposes and to a number of items affecting the book and tax results of different periods (timing differences).

At December 31, 2000 the principal temporary differences for which deferred income tax was recognized were as follows:

Inventories	(Ps 171,588)
Property, plant and equipment - Net	(113,029)
Trademarks and deferred charges - Net	(175,032)
Allowances and provisions - Net	89,310
Tax loss carryforwards	564,847
	194,508
Income tax rate	35%
Deferred tax asset	Ps 68,078

In accordance with the provisions of the Mexican Income Tax Law, the tax loss carryforwards may be carried forward and applied against the taxable income of the following ten years, inflation-indexed in accordance with the procedures established in the Law, and expire from 2004 to 2010.

On January 2, 2000, the tax authorities confirmed that the Company and some of its subsidiaries are not subject to asset tax in accordance with a court decision of September 2, 1996, provided that the legal considerations for determining the unconstitutionality of the Asset Tax Law continue to be valid.

At December 31, 2000 Minsa Corporation had tax loss carryforwards amounting to Ps58,620 which expire in 2011.

NOTE 11 - COMMITMENTS AND CONTINGENCY:

1. Commitments -

a. StarLink matter

In October 2000, Minsa Corporation became aware that it had received corn shipments from a supplier that contained genetically engineered corn known as StarLink. The United States Food and Drug Administration has determined that StarLink is not suitable for human consumption. Minsa Corporation immediately initiated a recall of all corn flour sold to customers that may have been produced from corn containing StarLink. Minsa Corporation believes the corn shipments containing StarLink were received from the supplier between September 23 and October 13, 2000. Subsequent to October 12, 2000, Minsa Corporation began an extensive testing program to ensure that no corn received from its vendors contains StarLink.

Through December 31, 2000, Minsa Corporation has incurred approximately US$250 of costs related to this recall, which includes the cost of corn flour returned by customers, certain product replacement and testing costs, and legal expenses. These costs were expensed by Minsa Corporation in 2000 and are included in administrative expenses in the statement of income.

Additionally, as of the date of the financial statements, Minsa Corporation has received claims from customers totaling approximately US$800 for reimbursement of costs associated with consumer products made from the contaminated corn flour and costs associated with their own product recalls. As of the date of the financial statements Minsa Corporation had not made any payments on these customer claims.

Minsa Corporation is pursuing recovery of the costs associated with the recall as well as indemnification for the customer claims, from the corn supplier and the company responsible for the development of the genetically engineered corn. On January 30, 2001, Minsa Corporation reached a verbal settlement of the StarLink matter with the developer of the genetically engineered corn. Pursuant to this settlement, the developer has acknowledged responsibility for StarLink and committed to reimburse Minsa Corporation for costs related to the recall and to pay all reasonable customer claims received by Minsa Corporation. In the event Minsa Corporation is unsuccessful in finalizing this settlement, management has received assurances from their insurance provider that the customer claims associated with StarLink are covered under the Company's general liability and commercial umbrella insurance policies if Minsa Corporation is found to be legally liable for these claims. As of December 31, 2000, Minsa Corporation has recorded a liability of US$800 associated with these customer claims. Additionally, Minsa Corporation had recorded a receivable for the same amount based on the Company's belief that these customer claims will be paid by the developer of the genetically engineered corn, the corn supplier or the Company's insurance provider.

It is possible Minsa Corporation could receive additional customer claims subsequent to the date of financial statements. In the event the Company is obligated to pay a portion of any customer claims, management does not believe this would have a material adverse affect on the

Company's financial statements. Minsa Corporation will continue to incur legal and other expenses in 2001 associated with StarLink; however, management does not expect these costs to be significant.

b. Purchase commitments

At December 31, 2000, Minsa Corporation had entered into several agreements for the purchase of white and yellow corn with local suppliers, in order to ensure their availability for future production needs, amounting to 134.1 and 89.9 million pounds of white and yellow corn, respectively. At December 31, 2000, the price of corn ranged approximately between US$0.043 and US$0.053 per pound. These purchase commitments are less than the corn requirements anticipated by Minsa Corporation for 2001.

2. Contingency -

As of the date of the financial statements, Grupo filed a suit against Ecoban Finance Limited (ECOBAN) seeking compliance with contracts originally entered into in 1998, as well as the

recovery of damages and consequential losses in connection with a total long-term loan of US$38,000, of which only US$17,000 was received. Also, in 1999 US$10,000 was refinanced at short term with certain banks.

At December 31, 2000, Grupo owed ECOBAN US$7,000, which is recorded as a current liability. On April 19, 1999 ECOBAN filed a suit against the Company for the recovery of this amount.

The company is in the process of determining the aggregate amount of the losses and damages it has suffered. At December 31, 2000 the Company had incurred expenses pertaining to this item amounting to approximately Ps9,661, which is recorded in other accounts receivable, and in the opinion of Company's management and its legal advisors, a favorable judgment on this matter should be obtained.

Grupo Minsa, S.A. de C.V. and Subsidiaries

(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)

Consolidated Financial Statements For the Years Ended December 31, 2002 and 2001, and Independent Auditors' Report

GRUPO MINSA, S.A. DE C.V. AND SUBSIDIARIES

(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)

TABLE OF CONTENTS

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Paseo de la Reforma 505, piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: + 52 (55) 5080 6001
www.deloitte.com.mx

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Grupo Minsa, S.A. de C.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Grupo Minsa, S.A. de C.V. and subsidiaries as of December 31, 2002, and the related consolidated statements of loss, changes in stockholders' equity and changes in financial position for the year then ended, all expressed in Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended, prior to restatement in Mexican pesos of purchasing power as of December 31, 2002 and before the reclasification adjustments described in Notes 1 and 18 to the financial statements, were audited by other auditors, whose report, dated April 2, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern, which greatly depended on the success of the restructuring of its long and short-term bank loans and on its ability to adjust to economic and market conditions.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As mentioned in Notes 1 and 11 to the accompanying consolidated financial statements, on April 23, 2003 the Company concluded the restructuring process of its bank loans, by signing two new loan agreements to refinance the loans previously contracted. The accompanying consolidated financial statements are presented based on the conditions stipulated in the new loan agreements.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Minsa, S.A. de C.V. and subsidiaries as of December 31, 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

The translation of the financial statements into English have been made solely for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

C.P.C. Luis Javier Fernández Barragán



Mexico City, México

April 4, 2003
(April 23, 2003 as to Notes 1 and 11)

Deloitte
Touche
Tohmatsu

GRUPO MINSA, S.A. DE C.V. AND SUBSIDIARIES

(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

ASSETS

	2002	2001
CURRENT:		
Cash and temporary investments	$ 56,743	$ 49,549
Accounts and notes receivable, net	262,378	265,340
Accounts receivable from related parties	18,902	54,679
Inventories, net	296,680	65,748
Prepaid expenses	700	-
Discontinued operations	-	26,763
Total current assets	635,403	462,079
ACCOUNT RECEIVABLE FROM MEXICAN TREASURY DEPARTMENT, net	88,715	93,772
PROPERTY, PLANT AND EQUIPMENT, net	1,521,926	1,532,490
TRADEMARKS, net	274,853	299,569
OTHER ASSETS, net	79,667	121,136
DEFERRED INCOME TAX	97,430	64,281
DISCONTINUED OPERATIONS	-	79,721
TOTAL	$ 2,697,994	$ 2,653,048

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT:		
Bank loans and current portion of long-term debt	$ 58,771	$ 696,947
Notes and accounts payable to suppliers	87,694	86,677
Accounts payable to related parties	190,946	6,668
Other payables and accrued liabilities	81,169	105,137
Discontinued operations	-	26,024
Total current liabilities	418,580	921,453
LONG-TERM DEBT	938,508	194,793
ADDITIONAL LIABILITY FOR EMPLOYEE RETIREMENT OBLIGATIONS	2,174	-
Total liabilities	1,359,262	1,116,246
STOCKHOLDERS' EQUITY:		
Common stock	2,139,401	2,139,401
Additional paid-in capital	423,653	423,653
Accumulated deficit	(804,013)	(547,307)
Reserve for repurchase of shares	136,158	136,158
Cumulative initial effect of deferred income taxes	77,161	77,161
Cumulative effect of restatement	(632,428)	(692,264)
Adjustment of additional liability for employee retirement obligations	(1,200)	-
Total stockholders' equity	1,338,732	1,536,802
TOTAL	$ 2,697,994	$ 2,653,048

See accompanying notes to consolidated financial statements.

GRUPO MINSA, S.A. DE C.V. AND SUBSIDIARIES

(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)

CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002, except per share information)

	2002	2001
NET SALES	$ 1,961,202	$ 1,946,191
COST OF SALES	1,522,040	1,499,939
GROSS PROFIT	439,162	446,252
OPERATING EXPENSES:		
Administrative	188,814	244,178
Selling	259,292	251,969
	448,106	496,147
LOSS FROM OPERATIONS	(8,944)	(49,895)
OTHER INCOME, NET	(4,826)	(11,357)
SPECIAL ITEM	47,085	309,491
INTEGRAL FINANCING COST:		
Interest income	(5,091)	(3,001)
Interest expense	77,299	162,396
Exchange loss (gain), net	80,306	(11,889)
Monetary position gain	(17,830)	(6,092)
	134,684	141,414
LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(185,887)	(489,443)
PROVISION FOR INCOME TAXES	39,773	25,774
LOSS FROM CONTINUING OPERATIONS	(146,114)	(463,669)
LOSS FROM DISCONTINUED OPERATIONS	(110,592)	(152,599)
CONSOLIDATED NET LOSS	$ (256,706)	$ (616,268)
LOSS PER SHARE:		
Loss from continuing operations	$ (0.94)	$ (2.98)
Less- Loss from discontinued operations	(0.71)	(0.98)
Loss per share	$ (1.65)	$ (3.96)
Weighted average shares outstanding ('000)	155,641	155,641

See accompanying notes to consolidated financial statements.

GRUPO MINSA, S.A. DE C.V. AND SUBSIDIARIES
(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	Capital Stock		Additional Paid-in Capital	Accumulated Deficit	Reserve for Repurchase of Shares	Cumulative Initial Effect of Deferred Income Taxes	Cumulative Effect of Restatement	Adjustment of Additional Liability for Employee Retirement Obligations	Total Stockholders' Equity
	Historical	Restatement							
BALANCES, JANUARY 1, 2001	$ 622,572	$ 1,516,837	$ 423,653	$ 68,961	$ 136,155	$ 77,161	$ (641,324)	$ -	$ 2,204,015
Repurchase of shares	(8)	-	-	-	3	-	-	-	(5)
Comprehensive loss	-	-	-	(616,268)	-	-	(50,940)	-	(667,208)
BALANCES, DECEMBER 31, 2001	622,564	1,516,837	423,653	(547,307)	136,158	77,161	(692,264)	-	1,536,802
Comprehensive loss	-	-	-	(256,706)	-	-	59,836	(1,200)	(198,070)
BALANCES, DECEMBER 31, 2002	$ 622,564	$ 1,516,837	$ 423,653	$ (804,013)	$ 136,158	$ 77,161	$ (632,428)	$ (1,200)	$ 1,338,732

See accompanying notes to consolidated financial statements.

GRUPO MINSA, S.A. DE C.V. AND SUBSIDIARIES

(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	2002	2001
OPERATING ACTIVITIES:		
Consolidated net loss	$ (256,706)	$ (616,268)
Items which did not require (generate) resources-		
Depreciation and amortization	140,955	180,558
Deferred income taxes	(39,773)	(25,774)
Net cost of employee obligations for the year	574	671
	(154,950)	(460,813)
Change in working capital-		
(Increase) decrease in-		
Notes and accounts receivable, net	2,962	372,547
Accounts receivable from related parties	35,777	149,378
Inventories, net	(179,369)	56,977
Prepaid expenses	(700)	-
Current assets of discontinued operations	26,763	104,420
Increase (decrease) in-		
Notes and accounts payable to suppliers	1,017	31,366
Accounts payable to related parties	184,278	6,668
Other payables and accrued liabilities	(23,968)	(5,610)
Employee retirement obligations	400	-
Current liabilities of discontinued operations	(26,024)	21,078
	21,136	736,824
Net resources (used in) generated by operating activities	(133,814)	276,011
FINANCING ACTIVITIES:		
Bank loans	105,539	(143,629)
Repurchase of shares	-	(5)
Net resources generated by (used in) financing activities	105,539	(143,634)
INVESTING ACTIVITIES:		
Account receivable from Mexican Treasury Department	5,057	4,130
Additions to property, plant and equipment, net	(74,792)	(152,504)
Other assets	18,859	42,982
Deferred income taxes	6,624	(2,590)
Discontinued operations	79,721	4,716
Net resources generated by (used in) investing activities	35,469	(103,266)
CASH AND TEMPORARY INVESTMENTS:		
Net increase	7,194	29,111
Balances at the beginning of the year	49,549	20,438
Balances at the end of the year	$ 56,743	$ 49,549

See accompanying notes to consolidated financial statements.

(In thousands of Mexican pesos of purchasing power of December 31, 2002)

1. ACTIVITIES AND SIGNIFICANT EVENTS

Activities - Grupo Minsa, S.A. de C.V. and subsidiaries (the "Company" or "Grupo Minsa") is a subsidiary of Promotora Empresarial de Occidente, S.A. de C.V., and its main activity is to act as a holding Company of a group of companies engaged in the production and sales of nixtamalized corn flour and the right to use the Minsa trademark.

Significant events-

a. On April 23, 2003, the Company concluded the process of restructuring its bank loans, by signing two new loan agreements to refinance the loans previously contracted. The accompanying consolidated financial statements are presented based on the conditions stipulated in the new loan agreements with retroactive effects (see Note 11).

b. On December 31, 2002 the Company sold the shares of certain subsidiaries (which are presented as discontinued operations in 2001) engaged in the consumer products market (see Note 18).

c. To carry out the Company's strategy of becoming the second leading supplier in its market, major bank loans were contracted over the last five years to finance the capital investments necessary to achieve this goal.

   During 2001 different factors affected the Company's operations, such as: i) a drop in the market, ii) low utilization of installed capacity, and iii) a drop in the price of corn. These factors affected the Company's liquidity, for which reason it undertook a program to make substantial changes in its strategy and administrative structure to improve the Company's positioning in the corn flour market, mainly by improving its customer service (by restructuring its sales force to increase market coverage, improve the logistical efficiency of its distribution, control and reduce selling expenses and increase sales support computer systems), maximizing and stabilizing cash flows and strengthening its financial position.

   Furthermore, new policies were implemented, especially in the credit area, by forming a credit committee to supervise the granting of credit to customers, oversee the maximum level of the Company's credit risk and establish a more conservative policy for recording an allowance for bad debts by reserving 100% of the customer portfolio over 180 days old in such allowance. By implementing this policy, the Company substantially increased the allowance for bad debts.

   Finally, the subsidiaries carried out a restructuring and reorganization program for the purpose of increasing the productivity and utilization of its assets, by canceling certain assets which lost their usefulness for the business' s purposes.

   The aforementioned effects were recognized as a special item (see Note 19).

2. BASIS OF PRESENTATION

Consolidation of financial statements - The consolidated financial statements include those of Grupo Minsa and its subsidiaries, whose shareholding percentage in their capital stock is shown below. Intercompany balances and transactions have been eliminated in these consolidated financial statements.

	% of Ownership
Minsa, S.A. de C.V. (Minsa)	99.99
Minsa Corporation, Inc. (Minsa Corporation)	100.00
Maíz Industrializado de Centroamérica, S.A. (Minsa Centroamérica)	100.00
Servicios Corporativos Minsa, S.A. de C.V.	99.99
Operadora Minsa, S.A. de C.V.	99.99
Servicios Administrativos Minsa, S.A. de C.V.	99.99
Servicios la Fábrica, S.A. de C.V.	99.99
Maíz Industrializado del Sureste, S.A. de C.V.	99.99
Maíz Industrializado del Occidente, S.A. de C.V.	99.99
Maíz Industrializado del Golfo, S.A. de C.V.	99.99
Maíz Industrializado del Norte, S.A. de C.V.	99.99
Maíz Industrializado del Noreste, S.A. de C.V.	99.99

The equity in results of operations and changes in equity of the subsidiaries sold during the year (Comercializadora de Productos de Maíz y Derivados, S.A. de C.V., La Fábrica de la Tortilla, S.A. de C.V. y la Maquinaria de la Tortilla, S.A. de C.V.) are included in the financial statements through the date on which the transactions were carried out and are restated in terms of the purchasing power of the Mexican peso as of the latest year presented, such effects are not material.

Translation of financial statements of foreign subsidiaries – To consolidate the financial statements of the foreign subsidiaries, Minsa Corporation and Minsa Centroamérica, whose operations are an integral part of the Company, monetary assets and liabilities are translated using yearend exchange rates and nonmonetary assets and liabilities and stockholders' equity are translated using historical exchange rates in which operations and capital contributions were made, respectively. The revenues, costs and expenses are translated using the weighted average exchange rate of the year and the resulting translated Mexican peso amounts are then restated to Mexican pesos of purchasing power of the most recent balance sheet date presented using the National Consumer Price Index (NCPI). The effects of the translation which are not significant, are included in the statement of loss as part of the exchange gain or loss in the integral financing cost.

Comprehensive loss - Comprehensive loss presented in the accompanying consolidated statement of changes in stockholders' equity is comprised of the net loss of the year, plus other comprehensive income (loss) items of the same period which, in accordance with accounting principles generally accepted in Mexico (MEX GAAP), are recorded directly in stockholders' equity without affecting the consolidated statements of operations. In 2002 and 2001, other comprehensive income (loss) includes the cumulative effect of restatement of stockholders' equity and, in 2002, the adjustment of additional liability for employee retirement obligations.

Reclassifications - Certain amounts in the financial statements as of and for the year ended December 31, 2001 have been reclassified to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2002.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the consolidated financial statements and to make the disclosures required for inclusion therein. Although actual result may differ from those estimates management believes that estimates and assumptions used were appropriate in the circumstances. The significant accounting policies of the Company are as follows:

a. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican pesos of purchasing power of the most recent balance sheet date presented, recognizing the effects of inflation in the financial information. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2002 and, therefore, differ from those originally reported in the prior year. Consequently, all financial statement amounts are comparable, since all are stated in terms of Mexican pesos of the same purchasing power.

b. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus accrued yields, or market value.

c. ***Inventories and cost of sales*** - Inventories are originally recorded at acquisition or production cost and subsequently restated to the replacement cost, without exceeding their fair value. Cost of sales is restated using replacement cost at the time of the sale.

d. ***Property, plant and equipment*** – Property, plant and equipment are initially recorded at acquisition cost and restated using the NCPI. For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date. Depreciation of property, plant and equipment is calculated based on the assets' average restated value of the year using the straight-line method based on the remaining useful lives of the related assets.

e. ***Registered trademarks-*** This item is recorded at acquisition cost and is restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over 20 years. Accumulated amortization as of December 31, 2002 and 2001 was $231,846 and $206,727, respectively, and the charges to results were $25,306 and $25,342 for the years ended December 31, 2002 and 2001, respectively.

f. ***Other assets-*** Other assets are recorded at acquisition cost and restated using the NCPI. Amortization is calculated using the straight-line method. Investments in shares are stated at market value.

g. ***Financial instruments*** – Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur.

h. ***Employee retirement obligations*** – Seniority premiums are recognized as costs as they are earned by the employees, based on calculations made by independent actuaries using the projected unit credit method at real interest rates. Consequently, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the companies' employees. Severance is charged to results when the liability is determined to be payable.

i. ***Income tax, asset tax and employee statutory profit-sharing*** – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, will probably not be realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

The recoverable asset tax paid is recorded as an advance payment of income tax and is presented in the balance sheet with deferred ISR.

j. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net integral financing cost in the consolidated statements of loss.

k. ***Cumulative effect of restatement*** - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain (loss) from holding nonmonetary assets, which resulted from restating certain nonmonetary assets above (below) inflation, less the related deferred income tax effect.

l. ***Revenue recognition***- Revenues are recognized when the products are shipped or delivered to the customer and the customer assumes title to the products.

m. ***Monetary position (gain) loss*** – Monetary position result, which represents the decrease in purchasing power of monetary items due to inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

n. ***Loss per share***- Basic loss per share is calculated by dividing the consolidated net loss by the weighted average number of shares outstanding during the year.

4. CASH AND TEMPORARY INVESTMENTS

	2002	2001
Cash	$ 27,267	$ 31,309
Temporary investment	29,476	18,240
	$ 56,743	$ 49,549

5. ACCOUNTS AND NOTES RECEIVABLE

	2002	2001
Customers	$ 277,626	$ 522,421
Allowance for doubtful accounts	(95,171)	(308,778)
	182,455	213,643
Creditable value-added taxes	68,614	36,570
Recoverable taxes	10,037	12,364
Other accounts receivable	1,272	2,763
	$ 262,378	$ 265,340

6. INVENTORIES

	2002	2001
Finished goods	$ 28,335	$ 17,402
Work in process	2,857	1,867
Raw materials	25,601	29,317
Spare parts	7,397	10,560
	64,190	59,146
Advances to suppliers	3,754	4,201
Merchandise-in-transit	228,736	2,401
	$ 296,680	$ 65,748

7. ACCOUNT RECEIVABLE WITH THE MEXICAN TREASURY DEPARTMENT

Pursuant to the clause in the sales agreement executed between Comercializadora México de Occidente, S.A. de C.V. (a company merged with Grupo Minsa in 1999, with the latter surviving as the merging company) and Promotora Empresarial de Occidente, S.A. de C.V. (Peo) for the acquisition of Almacenadora Mercader, S.A. de C.V. (Almer), the Company filed in the proper time and form with the General Administration of Insurance and Securities (DGSV) of the Mexican Treasury Department (SHCP), the application for refund of $102,955 (at nominal value), which gives rise to the aforementioned account receivable.

This establishes the existence of sundry debts of Almer during its affiliation to the Federal Government, from which certain payment due dates are derived. In a letter dated September 11, 2000, Grupo Minsa and Almer claimed payment of the aforementioned debt from the competent District Judge, who subsequently ruled against the Company.

The Company's legal advisors believe that the proceedings filed previously were declared inadmissible due to procedural reasons, rather than based on the essential merits of the lawsuit, which refers to the quantification of hidden liabilities. For this reason, they also believe that an ordinary proceeding filed with the federal civil courts could have a reasonable change of success.

The account receivable recorded by the Company as of December 31, 2002 consists of the following:

Difference in valuation of the pension plan	$ 67,540	
Recording in books of the provision for pension plan and seniority premium	16,309	
Nonexistent assets	6,111	
Liability for missing goods, delays and differences from and to CONASUPO for fiscal year 1999	12,995	
	102,955	
Receivable interest	25,419	
	128,374	
Accounts payable to minority interest	(20,553)	
Collections received	(19,106)	(*)
	$ 88,715	

(*) In official letter 366-III-A-6109 dated November 26, 1999, the SHCP authorized payment of $19,106 to the Company, which amount was deposited in Grupo Minsa on December 13, 1999.

8. PROPERTY, PLANT AND EQUIPMENT

	2002	2001
Buildings and installations	$ 606,319	$ 583,504
Machinery and equipment	1,154,106	1,106,375
Vehicles	42,443	46,606
Computers	71,700	61,159
Furniture and fixtures	42,303	39,805
	1,916,871	1,837,449
Accumulated depreciation	(559,882)	(501,049)
	1,356,989	1,336,400
Land	155,649	154,976
Construction-in-process	9,288	41,114
	$ 1,521,926	$ 1,532,490

Property, plant and equipment guaranteed certain long-term bank debts (see Note 11). Real property in the amount of $35,888 has been identified as idle assets, available for sale.

The average annual depreciation rates in 2002 and 2001 are as follows:

Buildings and installations	3.04%
Machinery and equipment	5.08%
Vehicles	16.62%
Computers	14.46%
Furniture and fixtures	9.50%

9. OTHER ASSETS

	2002	2001
Preoperating and installation expenses	$ 147,659	$ 162,494
Consultation services	43,400	51,995
Goodwill recorded in Minsa Corporation	18,705	17,083
Software and licenses	44,721	40,343
	254,485	271,915
Accumulated amortization	(179,354)	(177,291)
	75,131	94,624
Investment in shares	4,536	26,512
	$ 79,667	$ 121,136

10. OTHER PAYABLES AND ACCRUED LIABILITIES

	2002	2001
Taxes payable	$ 39,347	$ 25,062
Notes payable	10,207	19,440
Other debtors	25,877	17,656
Interest payable	-	36,372
Other accounts payable	5,738	6,607
	$ 81,169	$ 105,137

11. LONG-TERM DEBT

Institution	2002 Maturity	2002 Interest rate	2002 Amount	2001 Maturity	2001 Interest rate	2001 Amount
Current:						
BBVA Bancomer, S.A. (denominated in Mexican pesos)	15-Dec-03	TIIE + 1.875 to 3%	$ 8,453	14-Jan-02	10.50%	$ 190,260
Comerica Bank México, S.A. (denominated in Mexican pesos)	15-Dec-03	TIIE + 1.875 to 3%	2,603	07-Jan-02	20.20%	21,140
				22-Jan-02	15.50%	10,570
				28-Jan-02	15.20%	21,140
Rabobank International (denominated in U.S. dollars)	15-Dec-03	LIBOR + 1.875 to 3%	22,207	04-Jan-02	LIBOR + 2.5%	98,857
				04-Jan-02	LIBOR + 3.5%	87,227
				18-Jan-02	LIBOR + 2.5%	94,151
Oldham Holdings, Inc. (formerly Ecoban Finance Limited) (denominated in U.S. dollars)	15-Dec-03	LIBOR + 1.875 to 3%	3,485	27-Jan-99	LIBOR + 4.0%	29,076
				02-Mar-99	LIBOR + 4.0%	38,768
International Finance Corporation (IFC) (denominated in U.S. dollars)	15-Dec-03	LIBOR + 1.875 to 3%	17,649	15-Oct-04	LIBOR six months + 3%	96,918
Other			4,374			8,840
			$ 58,771			$ 696,947
Long term:						
BBVA Bancomer, S.A. (denominated in Mexican pesos)	15-Dec-07	TIIE + 1.875 to 3%	$ 186,984			
Comerica Bank México, S.A. (denominated in Mexican pesos)	15-Dec-07	TIIE + 1.875 to 3%	52,679			
Rabobank International (denominated in U.S. dollars)	15-Dec-07	LIBOR + 1.875 to 3%	309,690			
Oldham Holdings, Inc. (formerly Ecoban Finance Limited) (denominated in U.S. dollars)	15-Dec-07	LIBOR + 1.875 to 3%	77,078			
International Finance Corporation (IFC) (denominated in U.S. dollars)	15-Dec-07	LIBOR + 1.875 to 3%	312,016	15-Oct-04	LIBOR six months + 3%	193,837
Other			61			956
			$ 938,508			$ 194,793

As of December 31, 2002 and 2001, the three-month LIBOR rate was 1.38% and 1.88%, respectively, and the Mexican Interbank Interest Rate (TIIE) rate was 7.90% and 8.45%, respectively.

On April 23, 2003 the Company concluded the process of restructuring its bank loans with creditors Coöperative Centrale Raiffeisen-Boerenleenbak, BA "Rabobank International", Oldham Holdings, Inc., (formerly Ecoban Finance Ltd.) BBVA Bancomer, S.A., Comerica Bank México, S.A and International Finance Corporation by entering into an agreement with the following terms:

The two financing contracts are signed by Grupo Minsa, S.A. de C.V. and guaranteed by its subsidiaries in Mexico, the United States of America and Guatemala.

The loans contracted for $230 million and US$66.4 million, plus the respective accrued interest, and part of the restructuring costs and fees, capitalized in their respective currencies, will be maintained in the currency in which they were contracted. The total restructured amount was equivalent to US$95.8 million.

Five annual consecutive payments were established for the amounts and dates indicated below:

December 15, 2003 US $4 million
December 15, 2004 US $8 million
December 15, 2005 US $10 million
December 15, 2006 US $12 million
December 15, 2007 US $14 million

To pay the remaining balance a methodology was established to determine cash flow in excess of compliance with the Company's commitments to allow payment on May 15 each year of the equivalent of 75% of the flow of such excess cash, with figures at December 31 of the prior year, to its creditors, in proportion to their respective participation in the credit, however, if insufficiency flows are generated, the last maturity date will be December 15, 2007.

To comply with the terms of the restructuring contract, the stockholders are committed to increase capital stock by the equivalent of US$2 million a year from 2003 through 2007.

The proceeds from the sale of unproductive assets defined in the contract (book value of $35,888) will be allocated to service the debt, by applying the payment to creditors in proportion to their respective participation in the credit.

Interest will be payable quarterly. The interest rate for loans denominated in pesos will be the 28 day Mexican Interbank Interest Rate (TIIE), while for loans denominated in US dollars it will be the three-month LIBOR rate. Both interest rates will be increased by a margin of between 1.875% and 5.75%. The applicable margin will be determined based on the consolidated debt operating profit ratio, plus depreciation and amortization.

The effective duration period stipulates certain covenants whereby control of the Company must be retained by the current shareholders, no dividends can be paid, no additional debt can be contracted, accounts receivable cannot be sold or discounted (except for sales to government agencies), and adequate insurance coverage must be taken out for the fixed assets, with which the loan is being guaranteed.

Certain financial ratios were established, which must be fulfilled, such as:

- Maintain a ratio of current assets to current liabilities of not less than 1.50.
- Operating profit plus depreciation must be $110 million for the year 2003, and must increase gradually to reach $220 million in 2007.
- Stockholders' equity cannot be less than $930 million as of December 31, 2003.
- Maintain a consolidated interest service ratio during the entire term not less than 1.00 of operating profit plus depreciation and amortization to interest expense plus shot-term maturities of bank loans and tax payments, together with certain other items.

Maturities of bank loans as of December 31, 2002 are as follows:

	Mexican Peso Equivalent
2004	$ 82,951
2005	103,613
2006	124,336
2007	627,608
	$ 938,508

The aforementioned conditions were recorded on a retroactive basis in the accompanying consolidated financial statements, because the restructuring costs were equivalent to the charges that would have been incurred if the restructuring had not taken place.

12. EMPLOYEE RETIREMENT OBLIGATIONS

The employee benefit obligation relates to the seniority premium that will cover those benefits upon retirement.

As of December 31, 2001 the Company did not record any effect for retirement employment obligations derived from the pension plans.

The amount of the pension liability is as follow:

	2002
Projected benefit obligation (PBO)	$ 2,179
Unrecognized net transition asset	(45)
Unrecognized variances in assumptions	(1,770)
Additional liability	1,810
Net projected liability	$ 2,174

As of December 31, 2002, the amount for the accumulated services obligation (ABO) (equal to the PBO without projecting wages at the retirement date) exceeds the amount of the liability by $1,810, for which reason this amount was recognized as an additional liability. Given that there is no transition liability, such excess was recorded net of taxes in a total amount of $1,200, in the "Adjustment to the additional liability for employee retirement obligations" account in stockholders' equity.

Net periodic pension cost is as follows:

	2002
Service cost	$ 311
Interest cost	138
Amortization of transition asset	42
Amortization of variances in assumptions	83
Net periodic cost	$ 574

The real rates used in calculations of the actuarial present value during 2002 are as follows:

Interest rate	5.5%
Salary increase rate	2.5%

13. STOCKHOLDERS' EQUITY

At a Stockholders' Ordinary General Meeting held on December 31, 2001, the stockholders agreed to cancel 28,327,000 Series "C", Class II non voting, no-par value shares without right of withdrawal corresponding to share repurchases, and issue 28,327,000 Series "B", Class II no-par value voting shares, with no subscription restrictions, to replace the canceled shares.

In 2001 the Company repurchased 2000 "C" Series, Class II shares.

As of December 31, 2002 and 2001, common stock consists of the following:

	Number of Shares	Outstanding Shares	Total
Fixed capital-			
Nominative no-par value Series "B", Class I shares, with no subscription restrictions, with voting rights	65,070,925	65,070,925	$ 258,608
Variable capital-			
Nominative no-par value Series "B", Class II, with no subscription restrictions, with voting rights	105,049,000	90,570,124	363,956
			$ 622,564

As established in the bank loan agreements, the Company cannot reduce its capital or pay dividends.

Legal reserve may not be distributed to stockholders during the existence of the Company, except in the form of stock dividend. As of December 31, 2002 and 2001, the legal reserve of the Company is $15,086 (at nominal value) and is included in accumulated deficit.

14. FOREIGN CURRENCY POSITION AND TRANSACTIONS

a. The foreign currency position at the end of 2002 and 2001 excluding the foreign subsidiaries consists of the following:

	Thousands of US Dollars	
	2002	2001
Current assets	72	560
Current liabilities	(4,815)	(45,978)
Long term	(71,624)	(20,000)
	(76,439)	(65,978)
Monetary liability position – net	(76,367)	(65,418)

b. Nonmonetary assets of foreign origin at December 31, 2002 and 2001 are as follows:

	Thousands of US Dollars	
	2002	2001
Inventories	3,999	2,825
Industrial machinery and equipment	41,310	49,056
Other assets	1,313	1,914
	46,622	53,795

c. Significant transactions in foreign currency are as follows:

	Thousands of US Dollars	
	2002	2001
Interest expense	1,689	6,295
Purchases	3,814	-

d. The exchange rates in effect at the dates of the balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31,		April 4,
	2002	2001	2003
US dollar	10.3613	9.1692	10.6619

e. The Company has one subsidiary in the Unite States of America and another in Guatemala. The combined financial information of these subsidiaries is as follows:

	US Dollars	
	2002	2001
Inventories	3,999	2,825
Other current assets	8,882	8,259
Short- term liabilities	(5,577)	(8,474)
Working capital, net	7,304	2,610
Property, plant and equipment, net	15,310	13,734

	US Dollars	
	2002	2001
Other assets	1,313	1,849
Long-term liabilities	(1,285)	(99)
Stockholders' equity	22,642	18,094
Sales	41,579	37,968
Cost of sales	(29,361)	(29,879)
	12,218	8,089
Operating expenses, net	(3,953)	(4,011)
Net integral financial cost	(1,770)	(265)
Net income	6,495	3,813

15. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a. The Company had the following transactions with related parties.

	2002	2001
Income-		
Administrative services	$ 20,243	$ 31,319
Income on sale of subsidiaries	$ 5,199	$ -
Expenses-		
Corn purchases	$ 815,689	$ 671,176
Administrative services	$ 6,487	$ 38,054
Interest	$ -	$ 678
Storage services	$ 2,353	$ 4,594
Other	$ 706	$ -

Transactions with related parties are carried out at market values in the normal course of business.

b. Balances receivable and payable with related parties are as follows:

	2002	2001
Receivable-		
Almacenadora Mercader, S.A.	$ 16,786	$ 38,256
Fomento e Ingeniería en Comercialización, S.A. de C.V.	-	16,423
Comercializadora de Productos de Maíz y Derivados, S.A. de C.V.	1,766	-
La Maquinaria de la Tortilla, S.A. de C.V.	350	-
	$ 18,902	$ 54,679

	2002	2001
Payable-		
Grupo Empresarial G, S.A. de C.V.	$ 12,433	$ 6,668
Fomento e Ingeniería en Comercialización, S.A. de C.V.	178,513	-
	$ 190,946	$ 6,668

16. COMMITMENTS AND CONTINGENCIES

Purchase commitments- As of December 31, 2002 Minsa Corporation (a subsidiary of Grupo Minsa) had contractual purchase commitments with suppliers for 128.8 million pounds of various grade of white corn at prices ranging from US $.059 to US $.076 per pound and 102.5 million pounds of various grades of yellow corn at prices ranging from US $.059 to US $.071 per pound. These purchase commitments are for quantities included in the Company's projected corn needs in 2003.

Contingency for environmental matters- The operations of Minsa Corporation (a subsidiary of Grupo Minsa) are subject to federal and state environmental protection regulations. Prior to the Company's purchasing of the Masa Plant in Muleshoe, Texas, ADM Milling Co. (ADM) conducted a Phase II environmental study of the Muleshoe facility, which identified various environmental issues. Pursuant to the Purchase Agreement, the Company received indemnification from ADM, and secondarily from Azteca Milling L.P. with regard to any and all environmental liabilities that existed at the time of acquisition. Management believes that the ultimate outcome of identified matters will not have material adverse effect on the Company's financial position or results of operations.

Lawsuits and litigation - Certain subsidiaries are engaged in lawsuits as the defendant or plaintiff, in the normal course of business. Such lawsuits involve uncertainty and, in certain cases, the courts may finally rule against the companies. While it is impossible to determine the amounts involved in these pending lawsuits, management believes that any resulting liability would not materially affect the financial position or result of operations of the companies.

17. INCOME TAXES, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING

The companies are subject to income taxes (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated constant prices, and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to monetary position result. ISR is calculated in terms of currency when the transactions occurred and not in terms of currency at the end of the year. Up to 2002, the income tax rate was 35%, with the obligation, through that date, to pay this tax currently at a rate of 30%, with the remainder payable upon distribution of earnings.

The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were also eliminated.

IMPAC is calculated by applying 1.8% on the average of the majority of restated assets less certain liabilities and the tax is paid only to the extent that it exceeds ISR of the period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC can be credited against the excess of ISR over IMPAC in the following ten years.

As of December 31, 2002, certain subsidiaries had tax loss carryforwards for ISR purposes and recoverable IMPAC, indexed through December 31, 2002, which will be further indexed for inflation through the year in which they are applied or recovered, as follows:

Expiration	Restated Tax Loss Carryforwards	Recoverable Asset Taxes
2004	$ 80,761	$ -
2005	51,265	-
2006	18,633	-
2007	166,351	-
2008	87,636	-
2009	58,766	-
2010	305,017	-
2011	180,575	-
2012	158,983	965
	$ 1,107,987	$ 965

Income tax expense consists of the following:

	2002	2001
Income tax:		
Deferred	$ (52,294)	$ (25,774)
Deferred income tax effect due to reduction of rates	11,556	-
Valuation provisions for asset tax	965	-
	$ (39,773)	$ (25,774)

The deferred ISR effect from the reduction in the 2002 ISR rates, related to the gradual reduction of the ISR rates explained above, resulted in the recalculation of the deferred ISR liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

The reconciliation of the statutory and effective ISR rates expressed as a percentage of income from continuing operations before provision for income taxes for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Statutory rate	(35%)	(35%)
Add (less) the effect of permanent differences:		
Nondeductible expenses	8%	25%
Effects of inflation	2%	5%
Effect of change in statutory rate on deferred ISR	6%	-
Effective rate	(19%)	(5%)

Deferred income taxes- The tax effects of the temporary differences that generated deferred tax liabilities (assets), are the following:

	2002	2001
Property, plant and equipment	$ 100,481	$ 102,008
Inventories	9,145	21,541
Merchandise-in-transit	77,671	-
Trademarks and other assets	78,814	31,470
Reserves	(8,106)	43,419
Tax loss carryforwards	(354,556)	(243,643)
Recoverable asset tax	(965)	-
Other	86	(5,288)
Estimates and provisions	-	(13,788)
	$ (97,430)	$ (64,281)

18. DISCONTINUED OPERATIONS

Beginning in 2001, Grupo Minsa, together with its subsidiaries, began a program to restructure and reorganize each of its businesses, making significant changes in its strategy and administrative structure for the purpose of improving the Company's position in the corn flour market, so as to maximize and stabilize cash flows and strengthen its financial position

As part of this program it was decided to concentrate the Company's efforts in its core business, which is corn flour, and eliminate non-strategic operations which do not meet the financial yield objectives set by the Company by taking away economic and other resources from the Company's priority activities. Consequently, the Company decided to withdraw from the consumer products market and on December 31, 2002 it sold the assets and trademarks of its subsidiaries Comercializadora de Productos de Maíz y Derivados, S.A. de C.V., La Fabrica de la Tortilla, S.A. de C.V. and La Maquinaria de la Tortilla, S.A. de C.V.

Given that these items do not form part of the normal operations of the subsidiaries of Grupo Minsa, they are presented as a discontinued operation in the balance sheet and consolidated statement of operations, as shown below:

	2002	2001
Revenues from discontinued operations	$ 40,140	$ 70,410
Costs and expenses	(81,932)	(130,861)
Net integral financing result	5,385	(928)
Write-off of assets and other items	(20,460)	(110,455)
Current and deferred income tax	(53,729)	19,235
Net loss from discontinued operations	$ (110,592)	$ (152,599)

19. ANALYSIS OF SPECIAL ITEMS

	2002	2001
Allowance for bad debts	$ -	$ 235,096
Cancellation of spare parts inventory	-	22,761
Cancellation of preoperating expenses	-	51,634
Bank debt restructuring expenses	52,284	-
Gain from sale of shares	(5,199)	-
	$ 47,085	$ 309,491

20. FINANCIAL INSTRUMENTS

Transactions with derivative financial instruments consist of options and swap contracts whose purpose is to provide hedges against possible fluctuations in the price of natural gas.

The Company performs these transactions for hedging purposes. The counterparts selected by the Company to carry out these kinds of transactions are normally financial institutions. The risk of default by the counterparts is minimal.

Investments in derivative financial instruments are stated at fair value, which is the amount for which a financial asset may be exchanged or a financial liability settled, between interested and willing parties, in a free market transaction.

The realized and unrealized results on such investments are recognized based on the market value at the sale date or the period close. As of December 31, 2001 the realized profits recorded by the Company were approximately $8,664, and it did not hold any position in derivative financial instruments at the close of fiscal year 2001.

In subsidiary "Minsa Corporation", the fair value of the pending corn futures contracts recorded in the statement of operations as of December 31, 2002 reflected a liability of US $254,000. This is the amount which the Company would have had to pay to third parties if such derivative financial instruments had been settled at the yearend. The decrease in fair market value has been recorded in cost of sales, because the derivative financial instruments are not considered as hedges for accounting purposes

In addition, as of December 31, 2002, the Company has to maintain a margin deposit of US $446,000 for pending corn futures contracts.

Pending corn futures contracts as of December 31, 2002 are as follows:

Date of Contract	Number of Bushels	Future Price/ Bushel (US Dollars)	Fair Value (Thousands of US Dollars)
October 14, 2002	500,000	2.5325	(88)
October 14, 2002	500,000	2.5350	(88)
November 8, 2002	1,200,000	2.4350	(78)
			(254)

The market price of corn as of December 31, was 2.3575 per bushel.

21. NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants (IMCP) issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), whose provisions are mandatory for fiscal years beginning January 2003, although early application is encouraged. C-9 supersedes the former bulletins C-9, "Liabilities", and C-12, "Contingencies and Commitments", establishes additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

In January 2002, the IMCP issued the new bulletin C-8, "Intangible Assets" (C-8), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8, "Intangibles", and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense, unless they meet certain criteria. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identification of all intangible assets to reduce as much as possible the goodwill relative to business combinations.

In March 2003, the IMCP issued Bulletin C-15, "Impairment and Disposal of Long-Lived Assets", which is of mandatory application for financial statements or periods beginning January 1, 2004, although early application is encouraged. C-15 establishes, among others, new rules for the calculation and recognition of losses from impairment of these assets and the respective reversal, and presents examples to identify possible impairment in the value of tangible and intangible long-lived assets in use, including goodwill. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of the net selling price of a cash-generating unit and its use value, which is the present value of future net cash flows, using an appropriate discount rate. The provisions issued prior to this new Bulletin use future net cash flows referred to the purchasing power at the appraisal date, for which reason such flows do not have to be discounted.

The Company has not finished quantifying the effect of the adoption of these new accounting standards in the balance sheet and statement of operations, but believes that such adoption will not have a material effect on the balance sheet and results of operations.

ANNUAL REPORT PRESENTED IN ACCORDANCE WITH
CIRCULAR 11-33* OF THE *CNBV


minsa

Grupo Minsa, S.A. de C.V.
Prolongación Toltecas No. 4
Col. Los Reyes Ixtacala
Tlalnepantla, Estado de México
54090

Ticker Symbol: MINSA

The Company's stock certificates are registered in the securities section of the National Securities Registry of Mexico and are traded on the Mexican Stock Exchange.

The registration with the National Securities Registry of Mexico does not guarantee the accuracy of the value or the reliability of the issuer. This mention must be included in all documents of publicly traded securities.

The capital stock of this company as of December 31, 2001, is represented by two series of shares: (i) Series "B" Class I, represents the minimum fixed capital without withdrawal rights which is composed of 65,070,925 ordinary nominative shares, not expressed in nominal value and without withdrawal rights, and Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of 62,245,124 ordinary nominative shares not expressed in nominal value and with withdrawal rights, and (ii) Series "C", which is composed of 29,910,501 shares without voting rights, representing the variable part of the Company's capital stock and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*). On December 31, 2001 the Company's Shareholders' Meeting voted to convert the Series "C" shares (without voting rights) into Series "B" Class II shares (with voting rights). According to the terms of the corresponding resolution, this conversion will be realized voluntarily by the holders of Series "C" shares within the 5 years following the date of publication of the corresponding conversion notice.

The statements made in this annual report regarding the expectations, intentions, plans and considerations of the Company and its management, related to the future operations of the Company, its expansion plans, its future capital requirements and meeting its future capital requirements, including those contained or referred to in the sections titled "Management's Discussion and Analysis of the Results of the Operation and Financial Situation" and "Core Businesses", are statements regarding the future which depend upon certain events, risks and uncertainties that are beyond the Company's control. The results and actual events can differ

materially from those expressed in or referred to in these declarations due to various factors including those mentioned in the context of these forecasts or in the section titled "Risk Factors".

The information contained in this Annual Report regarding market share and position in the corn market in Mexico is presented for the 12-month period ending December 31, 2001. The market share and market position information is based on our own estimates and is related to the 12-month period ending December 31, 2001. We consider our analysis and estimates to be reliable, however, they have not been verified by an independent source and we cannot guarantee its accuracy.

PRESENTATION OF FINANCIAL INFORMATION

The Company's consolidated audited financial statements are expressed in pesos according Generally Accepted Accounting Principles (GAAP) in Mexico. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of Inflationary Effects on Financial Information" and Bulletin B-12, "Statement of Changes in Financial Position". These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Bulletin B-10, effective since January 1, 1990, requires that all financial information be presented in constant pesos as of the date of the most recent general balance sheet (with the same purchasing power for each period indicated, taking into account inflation). In accordance with Mexican GAAP, unless otherwise stated, the financial information of all the periods of the consolidated financial statements have been expressed in constant pesos as of December 31, 2001.

As of January 1, 2001, the Company adopted the requirements of Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing" issued by the Mexican Institute of Public Accountants. In accordance with this bulletin, the Company recognizes the effects of deferred taxes applying the Income Tax rate corresponding to all of the temporary differences between the accounting and fiscal balance of assets and liabilities and considers the fiscal losses due to amortization that have a high probability of being applied.

It is possible that certain figures and sums that are presented in this document will not add up due to rounding.

The information presented below is certified in its entirety and is subject to the detailed information and the financial statements that are included in other sections of this Annual Report.

TABLE OF CONTENTS

III. FINANCIAL INFORMATION

IV. MANAGEMENT

V. EQUITIES MARKET

VI. ADDENDUMS

I. GENERAL INFORMATION

1. Glossary of Terms and Definitions

The references made in this document to "pesos" or "$", correspond to the official currency of Mexico. The references made to "U.S. Dollars", "U.S.$", "Dollars" or "U.S. dls." refers to the official currency of the United States of America.

In the annual report, the term "ton" refers to metric tons of 1,000 kilograms (equivalent to 2,204.6 lbs.).

Throughout this Annual Report, unless otherwise stated, the terms "the Company" and "Minsa" refer to Grupo Minsa, S.A. de C.V. and its consolidated subsidiaries.

2. Executive Summary

THE COMPANY

The Company is the second-largest producer of nixtamalized corn flour in Mexico and in the world. The Company initiated operations on October 19, 1993, after the acquisition of certain assets and liabilities of Maíz Industrializado Conasupo, S.A. de C.V. ("Miconsa"), producer of nixtamalized corn flour owned by the Mexican government and as part of the privatization of Miconsa conducted by the State. Minsa is the holding company and practically all of the operations are conducted by its subsidiaries. Minsa owns and operates six nixtamalized corn flour production plants located in the most highly populated centers of Mexico and three others located abroad, two in the U.S. and one in Guatemala. Minsa owns an additional plant that produces machinery for the tortilla industry and two plants that produce tostadas, chips, tortillas and other foods.

Nixtamalized corn flour is primarily used to produce tortillas, which are the basic food in the diet of Mexicans. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately U.S.$4.2 billion in 2001. Tortillas can be made using two different methods: the traditional method with nixtamal (by grinding corn) and the nixtamalized corn flour method.

The segment of the nixtamalized corn flour method, within the total tortilla market, grew significantly between 1991 and 1998, from approximately 21% of the total corn tortilla market in Mexico in 1991 to approximately 50% in December 1998 (data based on Company estimates). Furthermore, the Company's share of the nixtamalized corn flour market grew from approximately 9% in October of 1993 to approximately 24% on December 31, 2001 (data based on Company estimates). The rapidness of the conversion from the traditional method to the corn flour method of tortilla production has declined significantly in the last few years. Although the Company estimates that the advantages presented by the corn flour method over the traditional method will drive more growth towards its use, the future performance of this segment cannot be guaranteed.

Corn flour demand in the U.S. has risen significantly in the last few years. In order to meet the needs of its clients in the U.S., the Company put into operation a second production line in its Muleshoe, Texas plant. This highly technological production line has the capacity to meet the expected increase in demand of the North American market. During 2001 several investments were made to increase the installed capacity of the plant in Guatemala.

In the past, the Mexican government exercised significant control over the nixtamalized corn industry including a support system for the price of corn and a control system for the price of


minsa

tortillas. In order to compensate the producers of nixtamalized corn flour for the high corn costs it fixed, and in order to allow the purchasers of nixtamalized corn flour to sell tortillas at the price it set, the Government paid a subsidy to the producers of nixtamalized corn flour in Mexico, which enabled the Company to sell nixtamalized corn flour at a price below manufacturing cost. Although the Government continues participating indirectly in the corn market through the provision of various supports to farmers, the tortilla subsidy system was eliminated on December 31, 1998, the day on which the Government liberated the price of the tortilla, thus fixing all of the prices of the ingredients of the corn-tortilla chain to the open market. The elimination of government subsidies on tortilla prices caused a significant increase in its price, which rose, in historical terms, from an average of Ps. 0.75 in 1995 to approximately between Ps. 4.00 and Ps. 5.00 in 2001. This increase, in addition to other market factors, generated a decline in tortilla consumption of approximately 7% between December 31, 1998 and December 31, 2001, and also declining with it more or less proportionately, sales of the Company and the other companies in the industry. In addition, these circumstances caused a decline in the margins of the Company, which opted to maintain competitive prices in order to maintain its market share and preserve the conversion from the traditional method to the corn flour method. Although the Company estimates that the elimination of subsidies and government controls has not favored the conversion from the taditional method to the corn flour method, the long-term consequences of the elimination of controls mentioned above on the corn flour market cannot yet be quantified.

In November of 1996, the Company completed a financial transaction with the International Finance Corporation ("IFC"), which enabled the restructure of its short-term liabilities.

In 1999, PEO (see page 11) sold approximately 46% of Minsa shares that it owned to certain investment funds owned by Hicks Muse Tate and Furst (jointly "HMTF"). The shares held by PEO and HMTF were subsequently transferred to a trust in which these entities will act as both trustors and trustees. As of December 31, 2001, this trust held approximately 73% of the Company's shares outstanding. As part of the sales transaction that concluded with HMTF's acquisition of shares issued by the Company, these funds undertook, with PEO and other related individuals, various contracts including: (i) the Trust Agreement which has been referred to herein; (ii) a Shareholders' Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements. Lastly, in the context of this transaction, the Company's corporate bylaws bylaws was modified for the purpose of, among other things, eliminating restrictions on the acquisition of Company shares by foreigners and to incorporate certain special rights for minority shareholders such as the requirement of a special voting quorum for the adoption of resolutions related to certain relevant issues.

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for dough, packaged tortillas and machinery and equipment for the production of tortillas. To implement this general business strategy, the Company is currently focused on:

(i) The development of a complete client services program;
(ii) The increase of its operations' efficiencies.

The Company's headquarters are located at Av. Prolongación Toltecas # 4, colonia Los Reyes Ixtacala, Tlalnepantla, Estado de México. The person in charge of providing information is Mr. Javier Eguía Lis Navarro, Manager of Investor Relations; his phone number is: (52 55) 5722-1900.

Summary of Consolidated Financial Information

The following information was selected from the Company's consolidated audited financial statements. This information should be read in conjunction with the consolidated financial

statements as of December 31, 2001 and is evaluated in its entirety by reference to these, as well as the related notes included in the Addendum of this annual report.

Financial Highlights							
Thousands of Pesos as of December 31, 2001							
	1995	1996	1997	1998	1999	2000	2001
Volume (Thousands of Metric Tons)	578	759	747	789	658	640	592
Net Sales	5,335	6,539	4,049	3,498	2,536	1,969	1,752
Operating Income	421	470	185	282	84	161	(50)
Net Income	403	493	21	(75)	(26)	(35)	(583)
EBITDA	636	647	356	440	235	290	76
Total Assets	6,788	5,472	5,066	4,794	3,587	3,273	2,531
Total Liabilities	3,113	2,003	1,629	2,052	1,296	1,152	1,077
Cost-bearing Liabilities	1,819	1,517	1,278	1,816	1,026	980	844
Shareholders' Equity	3,677	3,469	3,449	2,743	2,291	2,085	1,454

Chart Comparing the Performance of Minsa's Series "C" Share in the Equities Market

The following table shows the closing price of the last business day of each month indicated according to Mexican Stock Exchange reports.

Historical Minsa Series "C"			
Month	close	Month	close
Mar-98	4.70	Mar-00	5.00
Jun-98	4.68	Jun-00	4.57
Sep-98	3.50	Sep-00	3.70
Dec-98	4.30	Dec-00	2.95
Mar-99	4.45	Mar-01	1.50
Jun-99	2.90	Jun-01	1.40
Sep-99	2.50	Sep-01	1.37
Dec-99	4.90	Dec-01	1.32

3. Risk Factors

The potential buyers of shares issued by Grupo Minsa should carefully evaluate all of the information contained in this document, and in particular, the following:

3.1 Certain Factors Related to the Company

Government controls on the corn and corn flour industries

In the past, the Mexican Federal Government exercised control over the corn and corn flour industries, including the imposing of price supports for Mexican corn and price controls on tortillas. The imposed norms and regulations as well as the actions taken in these areas, in many cases, were subject to political and economic factors. The government actions have had and can continue to have a strong impact on the nixtamalized corn flour market, in general, and on the Company in particular. The Company cannot predict the possible effects of changes in the government's policy in this sector.

The elimination of subsidies has generated increases in consumer prices

Since the 1950's the authorities provided the Mexican population with a tortilla price that is lower than its real market cost. The reasons for this subsidy were simple: the tortilla is the basic food of choice for Mexicans, it contains high nutritional value, the majority of the population consumes them and its production is relatively inexpensive. Therefore, by supporting tortillas consumers, the government was assuring food for the majority of the population.

In the past, the government subsidies were determined in the following manner:

(a) The government established the price of the tortilla below the market price.

(b) On the other hand, it calculated the price at which CONASUPO had to sell corn to the millers, taking into account the production costs and the related profit margin.

(c) It then established an International Price Indifference ("IPI") based on the price of corn on the Chicago Board of Trade ("CBOT"), plus shipping costs, storage, shrinkage, management and others. The IPI was used as a base to calculate the quota of the subsidy.

(d) The producers of corn flour received additional income resulting from the calculation of the difference between the IPI and the regulated price of corn for millers, applying a conversion factor of 0.938. Historically, this income came to represent nearly half of the Company's total revenue.

The government established ceilings to the quantities of corn flour and corn included in the subsidy programs. Within the corn flour industry, the subsidy was divided by state and by company, based on various criteria.

Eventually the Mexican government reduced its subsidy payments, culminating this process with the complete liberalization of the corn and tortilla market at the beginning of 1999, at which point corn and corn flour began to sell at market prices, eliminating the additional income which nixtamalized corn flour producers received up until that point. This process generated general increases in tortilla prices, which rose in historical terms from an average of Ps. 0.75 in 1995, to approximately Ps. 4.00 to Ps. 5.00 as of December 31, 2001.

Notwithstanding the above, the increase in tortilla prices caused by the elimination of the subsidies and the elimination of official price controls has generated a significant decline in the consumption of tortillas, which dropped by approximately 7% between January 1, 1998 and December 31, 2001. Although the Company estimates that a generalized increase of this magnitude in tortilla prices is highly improbable in the future, it cannot assure that the prices of this product will remain stable since they are subject to free market conditions. Furthermore, while the Company estimates that

the drop experienced in the tortilla market has reached its bottom, it cannot assume that future tortilla price increases will not have a significant effect on the total volume of the market.

Corn Supply

Corn is the main raw material of the Company and represents over 75% of its variable manufacturing cost. The Company requires large volumes of corn in order to maintain its production levels. Historically the federal government and the state governments have exercised various levels of controls and influence over the price of corn in the market. Although currently the majority of these controls have disappeared and the price of corn is based on free market conditions, the Company cannot guarantee that these controls will not exist in the future nor can it say in which manner these may affect the results of the Company.

Corn imports in Mexico are subject to restrictions. Under certain circumstances, the Company requires imported corn to maintain its margins given that the price of imported corn tends to be lower than domestic corn. In order to import corn without tariffs, the Company and other companies that participate in this sector require an import quota, which is given periodically by the Secretary of the Economy. Although the provision of shares up to a certain quota is part of the NAFTA treaty, the Mexican government has provided shares in excess of the commitments of this treaty in the past. The Company cannot guarantee that the Mexican government will continue to provide said shares in the future and that the Company will obtain the government import shares required to meet its corn needs.

The financial performance of the Company depends upon the price and availability of corn since this represents 70% of its cost of goods sold and 75% of its variable manufacturing costs. The Mexican and global markets have experienced periods of oversupply and scarcity of corn, some of which have affected the Company's operating results. It isn't always possible to predict whether the scarcity or oversupply of corn will occur. In addition, future actions of the Mexican government as well as other governments could affect the price and availability of corn. Any adverse event in the markets could have a substantially adverse effect on the Company's financial position and operating results.

Privatization: Historical Operating Limitations

The Company was established on October 13, 1993 upon the acquisition of certain assets, including the "Minsa" brand and certain liabilities of Miconsa, for a total purchase price of Ps. 431.2 million (in nominal pesos as of October 19, 1993). The price was liquidated on October 19 of that year. Therefore, the operating and financial history of the Company is limited to the period from October 19, 1993 to date. Minsa is the holding company and practically all of the operations are conducted by its subsidiaries.

Neither Miconsa nor the Mexican government indemnified the Company for potential contingent liabilities (including environmental and labor liabilities) when it acquired the assets of Miconsa.

Competition

The tortilla industry in Mexico is highly competitive and fragmented. The Company and other producers of nixtamalized corn flour compete not only with farmers that grind their own corn but also with approximately 10,000 nixtamalilzed corn millers. These millers are mostly very small companies that combined create the dough to produce approximately 54% of the total number of tortillas consumed in Mexico during the fiscal year ended December 31, 2001. In the nixtamalized corn flour market, the Company's main competitor is Grupo Industrial Maseca, S.A. de C.V., ("Maseca"), which according to the Company's estimates, had a market share of approximately 67% of the nixtamalized corn flour market as of December 31, 2001. The Company considers that

due to the expected growth in the demand for nixtamalized corn flour, new competitors, both domestic and foreign, could penetrate the market.

Dependence on Key Customers

Diconsa and DIF have represented and continue to represent a significant percentage of the volume sold by the Company in previous years. However, in the last few years, Diconsa and DIF have decreased their purchases of corn flour. The sales volume to these clients is currently conducted in accordance with public bids and direct negotiation, and it is not guaranteed that these sales will continue to be generated in the future. Although, as mentioned previously, the sales to these clients continue to decline as a percentage of the Company's total sales, the loss of either as a client will have a significantly adverse effect on the Company's operations.

Adverse effects of the Devaluation of the Peso

In the past, the national currency has depreciated against the dollar, on occasion abruptly and difficult to foresee. In general terms, the devaluations cause an increase in the amount of Company's debt not denominated in pesos.

Secondly, the devaluations increase the interest rate, which causes increases in the nominal interest rates paid on peso-denominated credits. These factors cause an increase in the requirements to service the Company's debt.

The movements in the exchange rate parity combined with other factors, generated exchange losses Ps. 194,541 thousand in 1998 and Ps. 21,684 thousand in 2000 and a gain of Ps. 16,835 thousand in 1999 and Ps. 42,000 thousand in 2001.

As of December 31, 2000 the exchange rate was Ps. 9.61 per dollar, compared to Ps. 9.17 per dollar as of December 31, 2001. As of December 31, 2001, approximately 75% of the Company's debt was denominated in foreign currency. During the fiscal year ended December 31, 2001 only 17% of the Company's revenues were received in foreign currency. A devaluation of the peso could have a significant adverse effect on the Company's ability to meet its obligations.

High Inflation Levels and High Interest Rates in Mexico could adversely affect the Company's Financial Position and Operating Results.

In recent years, Mexico has experienced high inflation levels. The annual interest rate measured according to the National Consumer Price Index was 18.6% in 1998, 12.3% in 1999, 9.0% in 2000 and 4.4% in 2001. High inflation in Mexico could cause high interest rates, which could adversely affect the costs and thus the financial position and operating results of the Company.

Main Shareholders

As of December 31, 2001, approximately 73% of the shares outstanding and approximately 89% of the voting shares of the Company's capital stock were held by Promotora Empresarial de Occidente, S.A. de C.V. (PEO) and certain investment funds owned by Hicks Muse Tate & Furst (HMTF) in a trust. In the terms of this trust and the Shareholders' Agreement made between PEO, HMTF, the Company and certain related individuals, the adoption of certain resolutions and the exercise of voting rights in the shareholders' meetings regarding certain relevant topics requires the consent of PEO and HMTF, whose corporate rights are exercised in blocks by way of the trustee. Consequently, PEO and HMTF have the ability to nominate the Board members and determine the result of any measure that requires the approval of the shareholders. Should PEO and HMTF not reach an agreement regarding any of the matters identified in the Shareholders' Agreement, PEO or HMTF can initiate a process that would conclude with the sale of the trust's stake to one of the parties or a third party.

The Shareholders' Agreement referred to in the previous paragraph grants PEO and HMTF certain rights and imposes certain obligations in the event that the shares which they own are acquired by a third party. These rights and obligations include: (i) the right of either party to acquire the shares offered to a third-party; (ii) the right of either party to participate proportionate to their holdings in the combined transactions related to said shares with third parties; and (iii) the obligation of the parties to make available to the other their shares being offered to a third party. PEO, HMTF and the Company have, in addition, signed a Registration Rights Agreement which grants HMTF the right, at its discretion, to enlist the Company's shares with the Securities and Exchange Commission as well as to take the measures deemed necessary to realize a public offering in Mexico or the U.S. of shares or securities issued by the Company. The completion of a public offering of PEO and HMTF shares or the update of one of the assumptions contemplated in the Shareholders' Agreement which has been referred to could cause these companies to give up control of the majority of the Company's shares with voting rights, which could result in management changes. This could cause a default on the Company's credit contracts and could have a negative effect on the businesses, the financial position, the operating results and prospects of the Company.

Dependence on Key Personnel

The management and operations of the Company depend to a large extent on the contributions of the members of its Board of Directors, the General Manager of Minsa, José Cacho Ribeiro, as well as several managers such as Guillermo Turincio Pimentel, Chief Financial Officer and Luis A. García Serrato, Chief Legal Cousel, among others. Omitting, for whatever reason, the services of these members and directors combined, could have a significant adverse effect on the business, the financial position and the operating results or perspectives of the Company.

Ecological Factors

The Company's operations are subject to the laws and federal and state regulations for the environmental protection of Mexico. When the Company acquired several assets of Miconsa, it did not receive any indemnities by this company or the federal government to cover any legal or civil responsibilities, which may arise from environmental contingencies.

In October of 1993 the Mexican government issued the technical environmental standards applicable to the Company and the nixtamalized corn flour industry. Currently some of the Company's plants do not meet certain environmental standards. The strict demand for these requirements to be met could cause the Company to be fined. The Company is currently in the process of meeting these standards and estimates that the cost of these will require an investment of approximately Ps. 10 million over the next few years.

The Company's nixtamalized corn flour plant in Red Oak, Iowa meets the environmental standards required.

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the *Texas Natural Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its

contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

Genetically Modified Corn

In its U.S. plants, the Company processes yellow corn. In the last few years, some seed production companies have introduced genetically improved corn into the market. The governments of Mexico, the U.S. and several European countries have imposed certain limitations on the sale of food prepared with certain genetically modified hybrids. The Company has taken a series of measures to detect the potential contamination from hybrids that are not authorized for human consumption in all of its products prior to shipment. Although it is the Company's opinion that these measures are adequate to guarantee the security of its products, it is not possible to guarantee that future incidents of contamination by genetically modified corn do not occur. Furthermore, it is impossible to quantify the impact that these future incidents of contamination can have on the financial position and results of the operation.

NAFTA

On January 12, 1994 the North American Free Trade Agreement ("NAFTA") took effect, which was designed to reduce the trade barriers between Canada, Mexico and the U.S., and thus integrate the economy of North America. The Company cannot accurately predict the effects that the adoption of NAFTA will have on its businesses, financial position or operating results in the long-term. The establishment of this treaty will facilitate the access of the Company's products in the U.S. and Canadian markets, however, in some cases, it will also increase competition for its products in Mexico given that, in the same manner, trade barriers will diminish for the Company's competitors in the U.S. and Canada.

Legislative Changes

On December 1, 2000, Vicente Fox Quesada of the National Action Party ("PAN") became president of Mexico, ending the over 70 year presidential government of the Revolutionary Institutional Party ("PRI"). Neither the PRI nor the PAN obtained the majority in the Congress or the Senate. This change in the control of the Mexican government could result in changes in the economic policy and other Mexican policies that could affect the businesses and the results of the Company.

Last year, the Federal Executive branch submitted to Congress a law that considers, among other things, the realization of certain modifications to the Value Added Tax Law. Among the changes proposed is the possibility of adding this tax to nixtamalized corn flour and tortillas. Imposing this tax could negatively impact the operating results and situation of the Company given that (i) the tax would increase the prices of tortillas to consumers which could cause a decline in the consumption of this product; (ii) a large portion of nixtamal producers (flour substitute) operate in the informal economy which insinuates that they would avoid this tax, which would make significantly difficult the competitiveness of the Company with these producers.

The Company cannot foresee if these reforms proposed by the executive branch will eventually be adopted or what the definite content of those reforms will be. The Company can also not anticipate

the manner in which these or other measures adopted by the new government could affect the operating results and the financial position of the Company.

Price Controls

Notwithstanding that the products manufactured by Minsa are for popular and massive consumption and furthermore some products are for basic consumption, none of these are subject to price controls by the Mexican government. The Company estimates that this type of control will not present itself in the future, however, it cannot guarantee this situation, which may have an adverse effect on the operating results of the Company.

Restrictions Derived From the Debt

Some of the financial commitments of the Company contain obligations, both financial and operational that require it to reach or maintain certain financial ratios and net capital requirements, and restrict the Company's capacity to take on additional debt, sell assets, exercise capital and execute other specific activities. The Company constantly taps the financial markets to finance its operations and normally assumes obligations similar to those previously mentioned, which are considered reasonable. The Company cannot guarantee that by accesing the financial markets it will continue to assume commitments similar to those mentioned above or that it will achieve or maintain the obligations contracted under the actual terms of the financing contracted. Failure to meet these obligations could have significantly adverse affects on the results of the Company. As of the date of this annual report, Minsa is failing to meet certain financial commitments. The Company's management has undertaken a coordinated effort with its creditors for the restructuring of its bank debt. The Company has signed a preliminary letter of intent with these creditors and expects to conclude the restructuring of all of its debt under favorable terms over the course of the next few months. However, this letter of intent does not link said parties and cannot guarantee that the restructuring effort of the Company's creditors will be successful.

Current Debt Structure

A significant portion of the Company's debt is short-term denominated. As of December 31, 2001, approximately 78% of the Company's debt is short-term. Althought the Company does not foresee difficulties in meeting its obligations and in rolling over its short-term credits and although it has enough assets to meet its obligations, a general decision of its creditors to not rollover its credits could cause a state of insolvency as a result of the lack of liquidity.

Changes in Market Conditions

Since the liberalization of the tortilla market in 1999, which eliminated the subsidy provided to consumers of this product in the past, the tortilla market and consequently the corn flour market have experienced a significant contraction.

To confront the internal environment in which the Company operates, significant changes have been made in its strategy and administrative structure in order to improve the Company's position in the corn flour market, to maximize and stabilize cash flow and strengthen their financial position.

The Company considers that with the strategic steps mentioned above, and the accounting adjustments that have derived from these, it is prepared to optimize its performance within the corn flour market and that its financial statements are more congruent to the actual market conditions and adequately describe the consolidated financial position. However, it cannot ensure that these actions will result in an improvement in its financial statements.

Dependence on One Market Segment

The Company derives 96% of its revenues from the production, marketing and sales of nixtamalized corn flour. Therefore, the Company has a considerable dependence on one single business segment. Any circumstance that adversely affects the nixtamalized corn flour market could have an unfavorable impact on the Company's financial position and its operating results.

4. Other Securities Registered with the RNVI

The Company does not have other securities registered with the RNVI.

5. Significant changes in the Rights of Securities Registered with the RNVI

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 29, 1997, this minute was registered through the signing of public filing 90,424 on May 23, 1997, signed before Mr. Ignacio Soto Borja, notary public number 129 of the City of Mexico, registered with the Public Registry of Property and Commerce of Guadalajara, Jalisco on June 19, 1997 under the entry without number, volume 634 of the First Book of Commerce Registry and on July 25, 1997 in the Public Registry of Property and Commerce of Tlalnepantla in the State of Mexico under section 145 of volume 34 in the First Book of Commerce, in which the Company changed its corporate headquarters from Guadalajara, Jalisco to Tlalnepantla, Mexico. As a result, the shareholders' meetings, which may be attended by all holders of the Company's shares, are, from this point forward, held in the municipality of Tlalnepantla in the State of Mexico.

By virtue of the agreements adopted by the General Extraordinary Shareholders' Meeting conducted on October 29, 1999, this minute was registered through the signing of public filing number 21,761 on October 29, 1999, signed before Mr. Horacio Aguilar Álvarez Alba, notary public number 39 in Tlalnepantla, Mexico. The Company modified its entire corporate bylaws. Among the most relevant changes made in the corporate bylaws are the following:

(i) Approval of the conversion of the Company's shares with voting rights to a single series of ordinary nominative shares not expressed in nominal value, denominated Series "B". These shares give their holders equal rights (with the exception of the right to cancellation which only corresponds to the shares representative of the Company's variable capital stock). This series remained composed of two share classes: (i) Series "B" Class I, represents the minimum fixed capital (which currently amounts to Ps. 260,283,700) without withdrawal rights which is composed of 65,070,925 ordinary nominative shares not expressed in nominal value and without withdrawal rights, which up until the conversion were denominated Series "A" shares; and ii) Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of the 62,519,124 Series "B" shares which were in circulation until then. As a result of this and other modifications to the Company's corporate bylaws, the restrictions against the acquisition of shares from foreigners were eliminated. It is worth noting that the modifications that have been referred to do not affect the Series "C" shares whatsoever, which are the non-voting right shares representing the variable portion of the Company's capital and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*) and the Series "B" shares are freely subscribed therefore they can be acquired or subscribed by Mexican or foreign investors.

(ii) Certain provisions were incorporated into the statutes, which subjugate the adoption of resolutions regarding certain "Relevant Events" (a term which is defined in the Company's corporate bylaws) to a vote of nine of the eleven members of the Board of Directors. Among the "Relevant Events" are: (i) the reimbursement, repurchase and amortization of shares issued by the Company, (ii) the issuance of debt, notes, loans, or other similar instruments, in individual or series form (iii) the provision of rights to register on the exchange for a forced sale of the Company's shares (iv) the adoption of any business plan or budget (v) the naming or removal of the Chief Executive Officer (vi) the provision of any guarantee or the creation of any tax on any asset of the Company (vii) the signing of any contract with shareholders, advisors or board members of the Company (viii) the obtaining of credits in excess of those amounts indicated in the bylaws.

(iii) An Executive Committee was created, the members of which will be selected by a majority vote of the Board of Directors.

By virtue of the agreements adopted by the General Extraordinary Shareholders Meeting conducted on April 30, 2001, during which a minute was signed through the registration of public number 3,532 on May 17, 2001, signed before Mr. Francisco I. Hugues Velez, notary public number 212 of Mexico City, the Company modified its entire corporate bylaws. These changes were made for the purpose of accommodating the corporate bylaws of the Company to the requirements of Circular 11-33 issued by the National Banking and Securities Commission, which was published in the Official Gazette of Mexico on November 23, 2000 and which includes, among other things, the "Code for Best Corporate Practices". Among the most relevant changes in the corporate bylaws are the following:

(i) The incorporation of certain provisions regarding the functions of the Board of Directors including the incorporation of certain obligations of each Member.
(ii) The Company's obligation, when necessary, of providing a form which contains detailed information on and possible alternatives to topics up for vote instruction on how shareholders can submit their votes during shareholders' meetings that they are invited to attend.
(iii) The creation of intermediary organizations that should support the Board of Directors and its Members. Regarding this, the corporate bylaws indicate the creation of an Evaluation and Compensation Committee, an Audit Committee and a Finance and Planning Committee. Structurally, each of these Committees is composed of members of the Board of Directors and performs functions as an extension of the Board itself in order to provide support in decision-making.
(iv) The Company must have an Internal Auditing Department in charge of valuing the financial information presented periodically to the Board of Directors and that, by the same token, the Company must have an internal control system that covers at least (i) policies and procedures; (ii) segregation of functions; (iii) operations manuals; (iv) legal position of the Company; and (v) protection of assets.

By virtue of the agreements adopted during the General Ordinary Shareholders' Meeting conducted on December 31, 2001, during which a minute was signed through the registration of public number 5,284 on December 31, 2001, signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of Mexico City, the Company agreed on the conversion of Series "C" shares (without voting rights) into Series "B" Class II (with voting rights). In terms of the corresponding resolutions, this conversion will be conducted voluntarily by the holders of Series "C" shares within 5 years following the publication of the corresponding conversion notices.

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 30, 2002, during which a minute was signed through the registration of public number 6,658 on June 13, 2002 signed before Mr. Francisco I. Hugues Vélez, notary public number

212 of the City of Mexico, the Company modified its entire corporate bylaws. These changes were made in order to meet the requirements of the changes in the Securities Market Law published in the Official Gazette of Mexico on June 1, 2001. Among the most relevant changes made to the Company's corporate bylaws were the accommodation of the management structure, particularly regarding the structure and function of Management's intermediary organizations.

6. Destination of Funds (when applicable)

Does not apply

II. THE COMPANY

1. History and Development of the Issuer

Grupo Minsa, S.A. de C.V. was incorporated under the laws of Mexico on October 13, 1993 to acquire and operate certain assets of Miconsa, the nixtamalized corn flour production company owned by the Federal government. Minsa is the holding company and practically all of its operations are conducted by its subsidiaries. On October 19, 1993, the Company, through its newly formed subsidiaries, acquired certain assets of Miconsa, including five nixtamalized corn flour plants and the "Minsa" brand and assumed certain liabilities and obligations of Miconsa (including several accounts payable to suppliers, as well as labor and environmental contingencies) for a total purchase price of Ps. 431.2 million (in nominal pesos as of October 19, 1993). The plants purchased from Miconsa are located in Tlalnepantla, Mexico; Arriaga, Chiapas; Jáltipan, Veracruz; Guadalajara, Jalisco and Los Mochis, Sinaloa. Upon completing this acquisition, the Company's main shareholder was PEO, a company owned by Corporación de la Industria Alimenticia, S.A. de C.V. whose main shareholders are members of the Gómez Flores family. In October of 1999, PEO sold approximately 46.3% of its stake in the Company (equal to approximately 32.3% of the Company's shares outstanding) to HMTF. The shares of PEO and HMTF were subsequently transferred to a trust in which the five entities mentioned act as both trustors and trustees. As of December 31, 2001, this trust held approximately 73% of the Company's shares outstanding.

The Company made several fundamental changes in the operation of assets acquired by Miconsa. The Company operates in the private sector with the objective of optimizing profitability for its shareholders, while Miconsa was part of the Federal government, which regulated and provided subsidies for the production, consumption and distribution of nixtamalized corn flour and tortillas. After the acquisition of the Federal government's assets, the Company adopted a series of measures including: (i) the hire of a professional management team; (ii) the reduction of costs and the increase of margins through improved operating efficiencies; (iii) installed capacity expansion to satisfy the needs of the market; (iv) the installation of a compensation system based on employee incentives and the creation of a new, more dynamic sales force; (v) the creation of new distribution channels; and (vi) the introduction of new products.

In addition to the assets acquired from the Federal government, the Company completed the construction of nixtamalized corn flour plants in Ramos Arizpe, Coahuila in 1996 and Jutiapa, Guatemala in 1998 and in June of 1994 and September of 1996 acquired additional plants in Red Oak, Iowa, and Muleshoe, Texas, respectively. Lastly, the Company concluded the construction of a new plant for the production of machinery and equipment for the tortilla industry in San Luis Potosi in 1998. The Company's current installed production capacity for nixtamalized corn flour totals 1,124.628 tons / year, which compares favorable to the 605,000 tons of installed capacity upon the acquisition of Miconsa's assets.


minsa

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for masa, packaged tortillas and machinery and equipment for the production of tortillas. To implement this general business strategy, the Company is currently focused on:

- The development of a complete client service program;
- The increase of its operations' efficiencies.

The Company's headquarters are located at Av. Prolongación Toltecas # 4, colonia Los Reyes Ixtacala, Tlalnepantla, Estado de México; tel: (52 55) 5722-1900.

2. Business Description

2.1 The corn flour and tortilla industries in Mexico

Nixtamalized corn flour is mainly used in the production of tortillas which main staple of the Mexican diet. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately US$4.2 billion in 2001. Tortillas can be made using two methods: the traditional method using nixtamal (wet corn dough) and the nixtamalized corn flour method.

The segment of nixtamalized corn flour in the total tortilla market experienced significant growth between 1991 and 1998, increasing from approximately 21% of the Mexican corn tortilla market in 1991 to approximately 50% as of December 31, 1998 (data based on Company estimates). Furthermore, the Company's share in the nixtamalized corn flour market increased from approximately 9% in October of 1993 to approximately 25% as of December 31, 2001 (data based on Company estimates). The rapidness of the conversion from the traditional method to the corn flour method of tortilla production has declined significantly in the last few years and the Company estimates that for the fiscal year ending December 31, 2001, 46% of tortillas produced in Mexico were made using nixtamalized corn flour.

In order to satisfy the future needs of the market, Minsa owns and operates six nixtamalized corn flour plants in Mexico located in the most populated areas, two plants in the U.S. and one plant in Guatemala.

The Company derives 96% of its revenues from the sale of nixtamalized corn flour.

2.2 Business strategy

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for dough, packaged tortillas and machinery and equipment for the production of tortillas to tortilla producers. To implement this general business strategy, the Company is currently focused on:

- The development of a complete client service program;
- Increased production capacity in the U.S.
- The increase of its operations' efficiencies.


minsa

Development of a complete customer service program

The objective of Minsa's marketing strategy is to continue providing its clients with first-rate service. Minsa finds that the most important method of differentiating itself from its competitors and, therefore increasing its market share is through superior service quality.

Within the new, liberalized corn and tortilla market, Minsa has positioned itself to dispel the concerns of tortilla producers and corn millers and take advantage of the opportunities that arise in this transition period. The results of surveys conducted by Minsa among tortilla producers indicate that the main concern is the direction in which this industry will go in the future and the survival of traditional industrial companies that they belong to since they fear that they soon will become obsolete. Minsa has responded by implementing a customer service program with two main components: service centers and a service network.

Service centers

Minsa operates more than 30 service and distribution centers in the largest and most populated cities in Mexico. Through these centers, it maintains a strong presence in the local markets and close contact with its customers' operations, which improves its image and in the area of service, an area that the Company considers crucial to its business plan. These centers provide corn flour clients with repair parts and other products necessary for their operation (packaging materials, additives, lubricants, etc.) as well as machinery maintenance services and transportation of corn flour. Minsa will further develop its service center distribution network adding more centers and improving the products and services that they provide. The service centers will distribute and install machinery manufactured by Minsa for the production of tortillas and will send personnel to make necessary repairs. Minsa will also uses this network to sell and distribute bagged corn.

Creation of an information network

The liberalization of the tortilla industry generated the urgent need to modernize and improve tortilla producers. Minsa plans on creating an information network to assist clients, through its service centers, in the development and improvement of their operations. In time, this network could become computerized.

As a first step, the Company has provided its sales force with handheld computers with which to receive and send market information as well as monitor market trends and competitors' movements.

ISO 9000

Minsa S.A. de C.V.'s six corn flour production plants have quality systems based on ISO 9002 version 1994 called "Unified Quality Management System", and is the only company in Mexico certified under the manufacturing criteria given that the operating procedures fall under the same criteria on a national level.

The individual certification of each plant under the ISO system began on August 26, 1996, uniting all the systems under a single platform on August 6, 2001, and currently all quality systems are being converted to version 2000 standards.

Increase in the production capacity in the U.S.

In response to the increasing demand for corn flour and the desire to expand our market share in the corn flour markets in Mexico and the U.S., we increased the Company installed capacity to produce up to 1,124,628 metric tons of corn flour for dough per year as of December 31, 2001. This represents an increase of approximately 86% when compared to the date on which the Company was purchased in October of 1993. The Company currently owns and operates six corn

flour production plants in the most populated regions of Mexico, two plants in the U.S. and one plant in Guatemala. The Company has significantly improved the five plants purchased from the Mexican government, which currently operate modern equipment, which has significantly reduced costs and improved the quality of Minsa's products. The Company just put into operation a second production line at its Muleshoe, Texas plant. This production line has state-of-the-art technology with which it has the capacity to meet the increasing product demands of the U.S. market. In addition, the plant in Guatemala is also in the process of installing a second production line in 2002.

Increase in operating efficiency

Another of Minsa's main objectives is the improvement of its operating margins through the improvement of its production process efficiency. Minsa hopes to reach this goal through the continued reduction of costs. Since its initiation, the Company has taken considerable steps in the improvement of its overall efficiency. In particular, it has substantially increased its additional capacity and simultaneously increased the productivity of employee per hour. In addition, it has invested significant capital to improve its productivity, reduce conversion costs in its current plants and automated its production processes.

2.3 Tortilla industry subsidies

Since the 1950's the authorities provided the Mexican population with a tortilla price inferior to its real market cost. The reasons for this subsidy were simple: the tortilla is the basic food of choice for Mexicans, it contains high nutritional value, the majority of the population consumes them and its production is relatively inexpensive. Therefore, by supporting consumers of tortillas, the government was assuring the nutrition of the majority of the population.

In the past, the government subsidies were determined in the following manner:

(a) The government established the price of the tortilla below the market price.

(b) On the other hand, it calculated the price at which CONASUPO had to sell corn to the millers, taking into account the cost of production and their profit margin.

(c) It then established an International Price Indifference ("IPI") based on the price of corn on the Chicago Board of Trade ("CBOT"), plus shipping costs, storage, shrinkage and others. The IPI was used as a base to calculate the quota of the subsidy.

(d) The producers of corn flour received a complementary income resulting from the calculation of the difference between the IPI and the regulated price of corn for millers, applying a conversion factor of 0.938.

The government established ceilings to the quantities of corn flour and corn included in the subsidy programs. Within the corn flour industry, the subsidy was divided by state and by company, based on various criteria. The criteria used to determine the quota of each corn flour producer was based on their average market share.

Due to increasing budget constraints, the Mexican government reduced its subsidy with the intention of completely liberalizing the corn and tortilla market in the beginning of 1999.

The government's intentions were reflected in a series of changes in their subsidy policy:

a) Before October 1995, Mexican corn flour producers received a subsidy for practically all of their sales of this product.

b) As of this date, the Mexican government suspended all subsidies on retail sales of corn flour.

c) As of December of 1995, it also suspended the subsidies on sales of corn flour to the System for Integral Family Development ("DIF") and to the Distribuidora Conasupo, S.A. de C.V. ("Diconsa").

d) In August of 1996, it imposed various ceilings to the difference states on the amount of corn flour sold by the four corn flour producers that could receive subsidies.

e) In September of 1997, the National Company of Sustenance for the People ("Conasupo") installed among almost 37,000 Mexican tortilla producers an electronic card system ("STE"). Under this new system, (i) the global ceiling on the amount of tortillas subsidized throughout Mexico remained intact, (ii) ceilings imposed on companies and states were eliminated, (iii) new monthly ceilings were imposed on the amount of subsidized corn flour or dough that each tortilla producer could purchase, varying according to, their average tortilla sales volume, and (iv) the electronic cards given to the tortilla producers served to supervise and control the amount of corn flour and corn dough that each tortilla producer was allowed to purchase.

f) In February of 1998 the government increased the price of tortillas from Ps. 1.90 to Ps. 2.20 per kilo (2.2 lbs/1 Kg) (historical amounts).

g) In May 1998, to Ps. 2.60 (historical amounts).

h) And in September of 1998 to Ps. 3.00 (historical amounts).

The last price increase implied that the price of corn sold by the government would be equal to the international price of corn, or the price without subsidies for consumers of corn and corn flour. Tortilla prices were liberalized on January 1, 1999, which enabled corn and corn flour to be sold at market prices, and eliminated the complementary revenues of corn flour producers.

Minsa supported the liberalization of the industry because it estimates that these conditions would generate a true market dynamic and would enable the Company to take advantage of the tremendous growth potential of this sector.

A. Core business

Minsa is the second largest producer of corn flour in Mexico, with a market share of 25%. Minsa owns and operates six corn flour production plants in Mexico, two in the U.S. and one in Central America, which totals a production capacity of approximately 1.1 million tons per year.

Minsa's main product, corn flour, represents more than 96% of its revenue. Corn flour is the main ingredient of tortilla production, the main staple of the Mexican diet. Per capita consumption of tortillas in Mexico is equal to 12 tortillas per day or 170 lbs. (slightly over 76 kg.) per year. In addition to producing various types of corn flour, the Company produces fresh corn tortillas and fried corn products, which represent around 4% of its sales.

Tortillas can be made using two different methods; (i) the traditional method, of using wet corn dough and (ii) the modern method, of using corn flour. Although the traditional method has been used for generations, the use of corn flour to make dough for tortillas has grown in the last few years. The Company estimates that as of December 31, 2001, corn flour was used to produce 46% of tortillas in Mexico.

The production of tortillas using corn flour has several advantages over the traditional method, among them are: (i) greater uniformity of product quality, (ii) higher production yield, (iii) lower production costs, (iv) a longer shelf life and (v) more sanitary and environmentally safe production processes. Despite these advantages, the market share of corn flour, which is different from the traditional method in taste and texture, has not increased.

Corn flour is the main ingredient in the production of tortillas, the main staple of the Mexican diet. The tortilla is the most important part of the food sector in Mexico. Thus, the tortilla industry is one of the largest in Mexico and it is estimated that it represents around US$4.2 billion. It is composed of approximately 45,000 tortilla producers, 10,000 corn millers and four corn flour producers, including Minsa. During the last seven years, the annual growth rate of tortilla consumption in Mexico was 2.5%.

A.1 Nixtamalized Corn Flour and Tortilla Production Methods

Tortillas can be prepared in two ways: (i) the traditional method ("nixtamal") in which corn is cooked in water with lime and then ground to obtain nixtamal; or (ii) through an industrial process in which nixtamalized corn is dried then transformed into dough upon adding water. Farmers and millers produce nixtamal using the traditional method and tortilla producers can make tortillas using the dough that they acquire from the traditional millers or the dough they prepare from nixtamalized corn flour.

This diagram shows the difference methods in which corn is transformed into tortillas in Mexico:



PRODUCER
CORN
SELF CONSUMPTION
TORTILLA
CONSUMER
CORN
MILLERS
DOUGH
BULK
TORTILLA
CORN
CORN
TRADERS
FLOUR
RETAIL
FLOUR
TORTILLA
PACKAGED TORTILLAS
CORN
CORN
CORN FLOUR
FLOUR
DICONSA DIF
FLOUR

Making tortillas using the nixtamalized corn flour method provides various advantages over the traditional method, including: (i) the consumption of a third less water and 40% less fuel on average, (ii) on average one kg. of corn transformed into nixtamalized corn flour yields more tortillas (with one kg. of corn, 1.54 kg. of tortilla are produced) than the same amount of corn used in the traditional method (with one kg. of corn 1.40 kg. of tortilla are produced); (iii) in Mexico, the majority of corn millers that use the traditional method discharge their residual water, untreated, into the public drainage system or they eliminate them inappropriately from the environmental standpoint;

on the other hand, in the majority of its plants, the Company treats and processes its waste water that results from the production of nixtamalized corn flour; and (iv) nixtamalized corn four is easier to transport, more hygienic and has a shelf life of approximately three months, which compared favorable to nixtamal which is difficult to handle and distribute, and is good for 4 to 24 hours. This limits the useful life of nixtamal, restricts its distribution area and use, limiting its market to the surroundings of the mill, as opposed to nixtamalized corn flour whose shelf life permits its distribution and sale to a larger geographic area, which includes remote regions where consumers do not have access to nixtamal.

Despite the advantages of making tortillas using the nixtamalized corn flour method, the Company estimates that in 2001, approximately 54% of the tortillas consumed in Mexico were made using the traditional method. The success of the efforts to promote the use of nixtamalized corn flour to make tortillas (conversion to flour) in Mexico will depend to a large extent on changes in preference to tortillas made with nixtamalized corn flour, given that the texture and flavor differs from tortillas made using the traditional method.

The following table illustrates the growth of the nixtamalized corn flour segment in the tortilla market during the period indicated, according to Company estimates.


50%
40%
30%
20%
10%
0%
Oct' 93 | 1994 | 1995 | 1996 | 1997 | 1998 | 2000 | 2001
Percentage | 21% | 23% | 30% | 50% | 48% | 50% | 46% | 47%

A.2 The Tortilla Industry and Nixtamalized Corn Flour

Minsa competes with three other players in the corn flour market, the largest of which is Maseca. Minsa estimates that it has a market share of 25%, which added to the 67% market share of Maseca represents 92% of corn flour volume in Mexico.

Taking into account the corn millers and self serve tortilla producers, Minas has a market share of approximately 12% in the Mexican tortilla market.

During more than four decades, the growth of the corn flour industry was closely linked to the growth of the tortilla market, which grew proportionate to the population. Despite the fact that the producers of corn flour urge tortilla producers to switch from the traditional method to the corn flour method, this industry began to flourish in 1990. Afterwards, the percentage of tortillas prepared with corn flour increased rapidly, from 21% in 1991 to approximately 46% in 2001.

This rapid growth was due to the start of the Mexican government's support for the corn flour method because, while it lowered costs and increased efficiency, it reduced the government subsidies for farming. The interruption of the growth of conversion to corn flour in 1997 and 1998 was due to the subsidy ceilings that were imposed in August of 1996. It is expected in the

foreseeable future that the growth of corn flour consumption will continue, especially due to the elimination of corn subsidies in 1999.

A.3 The Tortilla Industry and Nixtamalized Corn Flour in the U.S.

The U.S. market is entirely different from the Mexican market. In the U.S. neither subsidies nor government intervention exist and there is a free market. The U.S. market is highly complex and demands more variety in flour for corn dough. Minsa has had success in this market and continues striving to increase its market share, which it estimates is currently approximately 18%.

In the U.S. the demand for flour for corn dough is growing due to the popularity of the food and Mexican restaurants and to the growing number of the Hispanic population. Minsa continuously works towards producing flour for corn dough with the highest quality and best prices for its consumers.

The movement of Mexican food from niche markets to the normal market has increased sales of corn and chips, tamales and other corn products. Furthermore, it has also increased its use of flour for corn dough. According to Company estimates, currently 70% of corn chips and tortillas are produced with flour for corn dough.

Minsa expects the use of flour for corn dough to continue growing as companies verify the cost of corn processing equipment and seek simpler production methods.

Minsa's two plants in the U.S. have certainly contributed to the increase in market share of the Company in the U.S. and the development of new products that meet the needs of its consumers. These two plants were responsible for the recent addition of superwhite, organic and blue flour product lines of Minsa.

A.4 Nixtamalized Corn Flour Production

Minsa sells various products; among the largest is corn flour for dough to tortilla producers, which represented more than 70% of Minsa's volume during 2001. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately US$4.2 billion in 2001.

The Company produces flour for corn dough sold under the "Minsa" brand. At the Company's plants, flour for nixtamalized corn dough is made using a process, which begins by acquiring corn that the Company stores in silos. The corn is weighed, cleaned and analyzed before moving on to the grinding process. During the nixtamalization process, the corn is cooked in water for approximately 90 minutes, upon which lime is added to soften the grains and enable it to cook uniformly. Afterwards, the cooked corn is ground and dehydrated. After drying and cooling the flour, when necessary, additives are added to, finally, sift the flour before packing and storing it for sale.

The process of producing nixtamalized corn flour can be summarized by the following diagram:


COOLING
DRYING CYCLE
CORN TO THE SILO
COOKING
PROCESS
WASHING
MILLING
COOLING
CYCLE
SIFTING
SILO
DEHYDRATION
TO WAREHOUSE
FINE MILLING

Corn flour is packaged mainly in large format, of 20 and 40 kilos, and the packaging and handling costs are low. Minsa prepares corn flour according to the specifications of certain clients and government entities.

A.5 Other Products

In addition to flour for corn dough to make tortillas, the Company produces and distributes other products under the "Minsa", "La Única", "Paisano" brands and other related brands. These products – tortillas, tostadas, fried corn products, cornmeal, atoles, chilaquiles, flour for making tamales, etc.— are only distributed in Mexico City and the Central States of Mexico, and represent a small portion of revenues.

Recently, Minsa initiated the production of machinery to make tortillas as part of the operation of the plant installed in San Luis Potosi. Tortillas stores, known as *tortillerias*, each has an average of 1.5 machines, with an average life of 10 years. Minsa's production plant has the capacity to manufacture 200 machines per year, each sold at approximately US$ 8,000. Celorio currently dominates the tortilla machinery market, with a market share above 70%. Lagging far behind are Maseca and Casa Herrera, in second and third place, respectively, according to Company estimates. Tortilla machinery adds value since it consumes less electricity and requires less maintenance than the competition's machinery.

B. Distribution channels

B.1 Sales and distribution

The sales force has played a key role in the rapid growth of the Company. Given that corn flour is a product with more or less uniform characteristics, the only way of differentiating this product is by offering better service. A solid sales force positions the Company to expand its strategy of attracting clients in a fully liberalized tortilla market.

Minsa operates over 30 stores in Mexico and distributes its products mainly to tortilla producers, the Mexican government, retailers, wholesalers and supermarket chains. Its main product, flour for

corn dough, is distributed by independent shipping companies whose costs are generally absorbed by Minsa's clients. On the other hand, pre-packaged tortillas and similar products are distributed by the Company's own fleet of vehicles.

B.2 Sales policy

Minsa sells corn flour to tortillerias according the conditions established in the corporate domain and by the sales managers of each plant. The individual salespeople are not authorized to decide on the sales conditions. The sales conditions for the two Mexican government agencies (Diconsa and DIF) that redistribute corn flour to the poorest segments of the Mexican population are determined by (i) public bid, arranged by said organizations or (ii) negotiations between them and the Company, when they decide to utilize the method of direct assignment. In the last few years, Diconsa and DIF have been the largest purchasers of the Company's corn flour, however, they have been continuously reducing their corn flour purchases.

B.3 Sales force

Minsa's sales force is responsible for the sale of all its products. The fact that the differentiation of products in the tortilla industry depend on provision of better service make the sales force a vital part of the Company's growth.

Minsa's sales force has been an integral part of its success. The assets Minsa acquired in 1993 did not include a list of clients (except for the identification of certain past due accounts), nor did it include credit histories or sales contracts (except for an exclusive supply contract for DIF to cover its demand for corn flour in 1994). Nevertheless, since then to date, Minsa has increased not only its sales volume but also its number of customers. As of December 31, 2001, Minsa had a portfolio of over 7,000 clients, which represents an increase of 169% when compared to its portfolio in October of 1993, which was composed of approximately 2,700 clients.

B.4 Customer support

The Company offers tortilla producers technical support for the operation and repair of the machinery to make tortillas. This service does not include the cost of replacement parts or the necessary components to service the machines.

B.5 Distribution and packaging

Minsa sells flour for corn dough in two formats: (i) 20 and 40-kg packages, mainly to tortilla producers; (ii) 1-kg packages mainly to Diconsa and DIF and to a lesser degree to retailers and supermarkets. Besides being designated the official provider of DIF when Minsa was privatized in 1993, it was also approved as provider of Diconsa in 1994.

Minsa sells pre-packaged tortillas in two formats: 600-gram and 1-kg plastic bags, mainly to supermarkets and retail stores in the Mexico City metropolitan area and other states in Central Mexico. It also sells wheat tortillas, tostadas, fried corn products, chilaquiles, atoles, cornmeal and flour to make tamales.

The following table shows the total sales of flour for corn dough, in metric tons, during the periods indicated:

B.6 Sales by distribution channel and sales mix

Sales by distribution channel and sales mix

	Fiscal years ended December 31,								
	1999			2000			2001		
Package sizes	**Tons**	**% Growth**	**% Mix**	**Tons**	**% Growth**	**% Mix**	**Tons**	**% Growth**	**% Mix**
1 KG PACKAGE (1)									
1 Kg. Package	124,388	(8)	19	104,588	(16)	16	82,026	(22)	14
BULK (2)									
Tortilla producers	527,751	(19)	81	535,651	1	84	509,480	(5)	86
Other producers	5,383	21	0	0	0	0	0	0	0
SUBTOTAL	533,134	(18)	81	535,651	0	84	509,480	(5)	86
TOTAL (3)	657,522	(17)	100	640,239	(3)	100	591,506	(8)	100

Notes:

(1) Corn flour in 1-kilogram packages.

(2) Corn flour in 20 and 40-kilogram packages.

(3) These figures do not include sales of pre-packaged tortillas in 1995 and 1996.

B.7 Marketing and promotions

To promote the substitution of nixtamal with flour for corn dough in the making of tortillas, Minsa launched a national marketing campaign in 1995. The goals of this campaign were to make consumers aware of the advantages of making tortillas with flour for corn dough and increase the brand recognition of "Minsa". The campaign was publicized through the mass media – television and radio – periodically during peak audience times. Since 1997, Minsa changed its publicity focus and adopted marketing strategies at points of sale and stores.

C. Patents, Licenses, Brands and Other Contracts

The Company owns the "Minsa" brand and various related brands and designs, both in Mexico and abroad. The "Minsa" brand is mainly used to sell nixtamalized corn flour. Recently, the Company has introduced corn fécula, atoles and flour for tamales under this brand.

The Company produces and sells packaged wheat and corn tortillas, tostadas, totopos and other fried corn products under the brands "La Unica", "Paisano" and other related brands.

The Company estimates that its brands are sufficiently protected in Mexico, the U.S., Canada and Central America. The Company is not aware of any proceedings regarding its registered brands.

The Company owns the licenses for the computer software that it utilizes. Except for these licenses, the Company does not require any special patents or licenses to operate.

D. Main Customers

In the last few years, Diconsa and DIF have been the largest purchasers, individually, of the Company's corn flour. Historically, DIF and Diconsa combined have represented a large percentage of the Company's sales, and have been declining over the last two years.

In the corn sector, which represented 69% of the Company's revenue in 2001, the portfolio of clients is extremely dispersed among the 5000 active clients that the Company distributes products to regularly; therefore there is no dependence on any particular client.

In the U.S., sales are distributed among approximately 170 industrial clients with whom the Company has yearly contracts. Although sales in the U.S. are more concentrated than in Mexico, there is no dependence on any particular clients there.

E. Applicable Legislation and Tax Regime

E.1 Ecological Factors

Minsa's operations are subject to federal, state and municipal laws and regulations to protect the environment, including laws regarding water, air and ground contamination, noise, and elimination of toxic waste in Mexico, the U.S. and Guatemala. In Mexico, the main law applicable is the General Law on Environmental Protection. The Company is obligated to take the necessary steps to meet the following requirements: The General Law of Environmental Protection and Ecological Balance on Environmental Impact, The General Law of Environmental Protection and Ecological Balance on the Prevention and Control of Contamination of the Atmosphere, The General Law of Environmental Protection on Toxic Waste Material, Law on the Prevention and Control of Water Contamination and the Law on Environmental Protection Against Noise Pollution, among others, as well as a series of state and municipal laws.

In the U.S., the Company must comply mainly with the following regulations: Clean Water Act; Storm Water Act and Safe Drinking Water Act; Clean Air Act; Toxic Substances Control Act, Toxic Release Inventory and Occupational Safety and Health Act, OSHA Laws (Occupational Safety and Health Administration, among others, besides certain state rules and regulations.

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the *Texas Natural Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

The Mexican government in October of 1993 issued the technical environmental standards applicable to the Company and the nixtamalized corn flour industry. Currently, some of the Company's plants do not meet certain environmental standards. The strict requirements of the laws in place could cause sanctions against the Company. The Company is currently in the process of

meeting these requirements and estimates that the cost of these changes will require an investment of approximately Ps.10 million over the next few years.

E.2 Tax Regime

Minsa and its subsidiaries are contributing legal entities and are obligated to comply with the fiscal requirements of Income Tax ("ISR") and Asset Tax Laws ("IMPAC"). To meet the fiscal requirements of ISR, Minsa does the following:

1. Depreciation calculated on restated values.
2. Deduction of the total purchases made during the corresponding year.
3. The effect of inflation on monetary assets and liabilities is added or deducted.
4. Until 1998, the general tax rate was 34%. In 1999, the general tax rate was 35% of fiscal profits, with the obligation to pay the tax each year at a rate of 30% (temporarily 32% in 1999) and the remainder upon the distribution of profits. In 2001, the general tax rate was 35% of fiscal profits. Minsa does not declare this tax for companies in Mexico on a consolidated basis, therefore it is obligated to pay ISR for companies that generate profits although other subsidiaries may have fiscal losses.
5. The changes in ISR Law of 2001 include fiscal provision for 2002 that establish a general tax rate of 35% of fiscal profit, 34% during 2003 and 33% during 2004.
6. For foreign-based companies, taxes are calculated on individual results according to the laws of each country.

The applicable rate of IMPAC is 1.8% and each payment made for this is written off of the ISR paid. As in the case of ISR, Minsa cannot determine this tax on a consolidated basis for its companies based in Mexico. In terms of rule 330-SAT-IV-B-865 issued by the Internal Revenue Service of Mexico under law GMI-931015-UVS of January 2, 2000, Minsa and some of its subsidiaries (Minsa, S.A. de C.V. previously Maíz Industrializado del Centro, S.A. de C.V., Maíz Industrializado del Sureste, S.A. de C.V., Maíz Industrializado de Occidente, S.A. de C.V., Maíz Industrializado del Golfo, S.A. de C.V. and Maíz Industrializado del Norte, S.A. de C.V.), are not subject to asset tax given that they are sheltered under the Third College Tribunal of the First Administrative Circuit and later confirmed by the First Hall of the Supreme Court of Mexico, which ruled in favor of the corresponding sentence. Note that the subsidiaries mentioned make up the majority of the Company's assets.

In terms of VAT, the Company's products are taxed at a rate of 0%.

F. Human Resources

F.1 Employees

Since the Company's acquisition of the Miconsa assets, the Company restructured the number, profile and compensation policy of its employees. The Company's labor conditions were renegotiated to provide greater work flexibility and more benefits for employees. At the Company's plants, each employee has an individual work contract and there are no group negotiations. A significant portion of the salaries earned by the Company's sales force is tied to the sales and collections achieved each month. Employee salary increases are approved by the Compensation Committee and are based on an evaluation made by their superiors in hierarchy every six months.

The following chart shows the distribution of employees by area:

As of December 31,

Area	**1999**	**2000**	**2001**
Management	30	40	42
Employees	604	585	644
Technical personnel	844	818	687
Total	1,478	1,443	1,374

Since its incorporation, the Company has focused on increasing its sales and has developed its own sales force.

G. Market Information

The Mexican tortilla industry is composed of approximately 42,000 tortilla producers, millers (producers of nixtamal) and tortilla producing millers, as well as three nixtamalized corn flour producers (including the Company), as an alternative to nixtamal in the making of tortillas. Corn millers represent approximately 54% of total tortilla production in Mexico and are the largest competition for the Company and other nixtamalized corn flour producers. The Company finds that this high market share is largely due to the lack of regulation as well as the large number of corn mills.

In the nixtamalized corn flour industry, which represents the remaining 46% of tortillas produced in Mexico, the Company's main competitor is Maseca, the largest producer of nixtamalized corn flour in Mexico. The Company estimates that in October of 1993, its market share was 9% and at the close of 1993, Maseca had approximately 77% share of the nixtamalized corn flour market. The Company estimates that in December 2001, its market share was approximately 25% while Maseca's market share was around 67%. As a result of the construction of the Company's new plant and the investments made in more productive equipment, the Company's installed capacity reached 1,124,628 tons per year. Currently, Maseca owns nixtamalized corn flour plants in Mexico that distribute and sell nixtamalized corn flour directly to tortilla producers or through distributors. In addition, Maseca, through its principal, Gruma, S.A. de C.V., operates in the U.S., Central and South America in which it produces and sells nixtamalized corn flour, packaged tortillas and other products.

In the U.S., the Company estimates that its share of the open market is approximately 18%, which compares favorably with its share in 1995, which was less than 1%, before acquiring the plant in Muleshoe, Texas.

The following graph illustrates the corn flour sales volume growth of the Company in the market.


2.000
1.000
0
1991
1992
1993
1994
1995
1996
1997
2000
2001
Tons (000's)
1.250
1.498
1.635
2.000
2.397
2.756
2.610
2.300
2.189

H. Financial Information by Business Line, Geographic Area and Export Sales

The following table shows the breakdown of sales volume for the reported period:

Business Line	Metric Tons	
	2001	2000
Bulk	407,555	452,232
1 Kg Package	78,122	94,309
International	105,829	93,698
Total	591,506	640,239

I. Corporate Structure

Minsa is a holding company that as of December 31, 2001 was direct or indirect owner of the shares of 17 subsidiaries, of which it holds 99.9% of the shares outstanding. The following table lists the most important companies as well as the main activity of each:


Grupo Minsa, S.A. de C.V.
Tenedora de Acciones
Minsa, S.A. de C.V.
Producción y venta de harina en México (inmueble Tlalnepantla)
Maíz Industrializado de Occidente, S.A. de C.V.
Inmobiliaria Guadalajara (Jalisco)
Maiz Industrializado del Golfo, S.A. de C.V.
Inmobiliaria Jaltipan (Veracruz)
La Maquinaria de la Tortilla, S.A. de C.V.
Producción de Maquinas Tortilladoras
Maiz INdustrializado del Sureste, S.A. de C.V.
Inmobiliaria Arriaga (Chiapas)
Maíz Industrializado del Norte, S.A. de C.V.
Inmobiliaria Los Mochis (Sinaloa)
Maíz Industrializado de Centroamérica, S.A
Producción de Harina en Jutiapa, Guatemala
Maíz Industrializado del Noreste, S.A. de C.V.
Inmobiliaria Ramos Arizpe (Coahuila)
Maiz Industrializado del Salvador, S.A.
Distribución de Harina en El Salvador
MInsa Corporation
Producción de Harina EUA
Servicios Administrativos Minsa, S.A. de C.V.
Prestadora de Servicios (Administración harina México)
Operadora Minsa, S.A. de C.V.
Prestadora de Servicios (técnicos de producción México)
Servicios Corporativos Minsa, S.A. de C.V.
Prestadora de Servicios (personal corporativo)
Comercializadora de Productos de Maíz y Derivados, S.A. de C.V.
Producción y Venta de Tortillas y Tostadas
Operadora CP Masa, S.A. de C.V.
Prestadora de Servicios
Servicios Administrativos CP Masa, S.A. de C.V.
Prestadora de Servicios
Servicios La Fábrica, S.A. de C.V.
Suspensión de Operaciones
La Fábrica de la Tortilla, S.A. de C.V
Suspensión de Operaciones

J. Description of its Main Assets

In the privatization of 1993, Minsa acquired five plants with a combined capacity of 605,000 tons, and it immediately began expanding and modernizing them. Minsa's strategy has consisted of increasing the production capacity of its facilities located in the territories with the lowest corn flour usage, in which it expects the highest rate of conversion since tortillas are no longer subsidized. Minsa has increased its production capacity in the Jáltipan (Veracruz) plant by 70% and the plant in Tlalnepantla (Mexico City) by 50%. Both plants existed at the time of the privatization. In total, between 1994 and 1998, the capacity of the existing plants increased by 67%.

At the time of the privatization, the majority of the plants were obsolete or insufficient. The new management team completed a vigorous investment program to sustain the team, update the technology and restore the infrastructure. It spent approximately US$11 million in the elimination of bottlenecks and the installation of non-contaminating and cost effective equipment. For example, it installed an electric energy co-generation plant and water treatment equipment in Tlalnepantla, which reduced electricity expenses, water and fuel costs. It also equipped the Tlalnepantla with tortilla production and packaging equipment, to cover the demand for other corn flour products such as fried corn products and packaged tortillas.

It also increased its production capacity in the U.S. through the purchase of plants in Red Oak, Iowa and Muleshoe, Texas, in 1994 and 1996, respectively. Full capacity usage remained constant at 40% in 1993 and 84.9% in 1995. Afterwards, Minsa constructed a plant in Ramos Arizpe (200 Km from Monterrey), which initiated production in 1996. The full capacity utilization of this plant was delayed due to the fact that during the launch phase, the government imposed quotas on

subsidized volume based on production volume. These circumstances, combined with the increases in tortilla prices generated by the elimination of subsidies, caused Minsa's total capacity utilization rate to drop to 70% in 1996, 68% in 1997, 73% in 1998, 67% in 1999, 57% in 2000 and 58% in 2001. On the other hand, the installed capacity utilization of the U.S. plants was over 90% at the close of 2001.

This map illustrates the location of the Company's plants in operation in Mexico, the U.S. and Guatemala:


Red Oak, Iowa
Muleshoe, Texas
Los Mochis
Ramos Arizpe
San LuisPotosi
Guadalajara
Tlalnepantla
Jaltipan
Arriaga
Jutiapa, Guatemala

The Company's oldest plant was built near Mexico City in Tlalnepantla, Mexico, in 1953. The other plants were built in the cities of: Arriaga, Chiapas, in 1975; Jáltipan, Veracruz, in 1976; Guadalajara, Jalisco, in 1977; Los Mochis, Sinaloa, in 1979; and Ramos Arizpe, Coahuila, in 1995. In addition, the Company acquired a corn flour factory in Red Oak, Iowa, U.S. in 1994 and a nixtamalized corn flour plant in Muleshoe, Texas in September of 1996. The Company has maintenance programs for each of its plants.

Following is a breakdown of the historical capacity utilization rates of Minsa:

Production capacity (tons per year)

Location	1993	1994	1995	1996	1997	1998	1999	2000	2001
Tlalnepantla (Mexico City)	189,000	189,000	218,000	300,000	300,000	300,000	300,000	300,000	300,000
Guadalajara	142,000	142,000	142,000	167,040	167,040	167,040	167,040	167,040	167,040
Los Mochis	118,000	118,000	125,000	150,000	150,000	150,000	150,000	150,000	150,000
Jáltipan (Veracruz)	84,000	84,000	98,000	143,028	143,028	143,028	143,028	143,028	143,028
Arriaga (Chiapas)	72,000	72,000	76,000	83,520	83,520	83,520	83,520	83,520	83,520
Ramos Arizpe (Monterrey)	-	-	-	167,040	167,040	167,040	167,040	167,040	167,040
San Luis Potosí	-	-	-	-	-	-	-	-	-
Total Mexico	605,000	605,000	659,000	1,010,628	1,010,628	1,010,628	1,010,628	1,010,628	1,010,628
Red Oak, Iowa	-	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
Muleshoe, Texas	-	-	-	60,000	60,000	60,000	60,000	72,000	72,000
Guatemala	-	-	-	-	-	-	30,000	30,000	30,000
Total Minsa	**605,000**	**617,000**	**671,000**	**1,082,628**	**1,082,628**	**1,082,628**	**1,112,628**	**1,124,628**	**1,124,628**

To meet the growing demand for corn flour in the U.S., Minsa increased the capacity of its plant in Muleshoe to 72,000 tons at the end of 2000. In addition, at the end of 1998, it put into operation a small facility in Guatemala with a capacity of 30,000 tons. The Company has completed works with an investment of approximately US$3 million during 2001 to increase its installed capacity in the Muleshoe, Texas and Jutiapa, Guatemala plants. Lastly, the Company has a tortilla machinery production plant in San Luis Potosí with a capacity of 200 units per year.

The Company's plant in Tlalnepantla has equipment to produce and package tortillas fried corn products and other products as well as equipment for the production of whole, cooked and dehydrated corn, with an annual installed capacity of 3,000 and 27,000 tons, respectively.

Minsa S.A. de C.V.'s 6 corn flour production plants have ISO 9002 1994 version-certified systems called "Unified Quality Management System", and is the only company in Mexico that meets the manufacturing criteria in all of its operations on national level.

The individual ISO certification of each plant began on August 26, 1996, uniting all of the systems under one platform on August 6, 2001. The quality system is currently being migrated to version 2000 standards.

J.1 Warehouses

The Company rents and operates over 30 warehouses strategically located throughout its Mexican territory with the goal of having efficient distribution of its nixtamalized corn flour. In order to strengthen the original distribution centers, the Company has distributors throughout Mexico.

K. Judicial, Administrative or Arbitration Proceedings

K.1 Litigation Regarding Asset Tax

In January of 1995, the Company and several of its subsidiaries were notified by the Secretary of Treasury and Public Credit ("SHCP") that despite being incorporated in October of 1993, they were

subject to paying asset tax. Asset tax is charged at a rate of 1.8% of the net balance of certain assets and liabilities. According the Mexican law, recently formed companies are not subject to this tax for a predetermined period of time. Therefore, the Company initiated proceedings against the notice and the constitutionality of the Law on Asset Tax.

In terms of the rule 330-SAT-IV-B-865 issued by the Internal Revenue Service under file GMI-931015-UVS on January 2, 2000, Minsa and several of its subsidiaries (Minsa, S.A. de C.V. previously Maíz Industrializado del Centro, S.A. de C.V., Maíz Industrializado del Sureste, S.A. de C.V., Maíz Industrializado de Occidente, S.A. de C.V., Maíz Industrializado del Golfo, S.A. de C.V. and Maíz Industrializado del Norte, S.A. de C.V.), are not subject to asset tax given that they are sheltered under the Asset Tax Law. This shelter was originally given by the Third Collegiate Tribunal of the First Circuit of the Administration and finally confirmed by the First Hall of the Supreme Court of Mexico upon ruling on the corresponding sentence.

K.2 Litigation Against Ecoban Finance Limited

On July 22, 1998, the Company signed five Note Purchase Agreements with Ecoban Finance Limited ("Ecoban") the terms of which committed financing of US$ 38 million to Minsa. In terms of these contracts, Minsa committed to issue and Ecoban committed to purchase on the dates and under the conditions stipulated in the contract, 38 notes at US$ 1 million each. The contracts expressly stated that the obligation of Ecoban to make those reimbursements was firm and unconditional. Ecoban partially failed to meet its obligations of making these reimbursements and gave Minsa only US$ 17 million in financing. The contracts mentioned also indicated that at the maturity of each note (originally issued for a term of six months), Minsa would issue a new document, which would be purchased by Ecoban. This issuance and purchase cycle would continue for a period of seven year. At the conclusion of the first six months period, Ecoban failed to meet the contracts, refusing to purchase the notes issued by the Company. The breach of Ecoban generated damages for the Company including an excessive cost of capital and the loss of corn buying opportunities. Minsa sued Ecoban during the first quarter of 1999, demanding the payment of damages generated by the breach. Subsequently, Ecoban refunded the Company a payment of US$ 7 million for some of the notes issued by Minsa, which were actually in their possession. In June of 2002, the Company reached an agreement to suspend the proceedings described and would end them once certain conditions were met. The agreement included an exoneration of approximately US $3.5 million on the total amount and the repayment of the difference over a period of time to be determined in the future based on the terms and conditions of certain bank loans contracted by the Company. The Company cannot ensure that the conditions considered in the Agreement signed with Ecoban will be satisfactory nor will the repayment terms eventually be rendered favorable to its interests.

K.3 Proceedings initiated by the Commission for the Conservation of Natural Resources in the State of Texas

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the *Texas Natural Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract

and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

K.4 Genetically Modified Corn

In its plants in the U.S., the Company processes yellow corn. In the last few years some grain producers have introduced genetically improved corn. The governments of Mexico, the U.S. and several European countries have imposed certain limitations on the sale of food prepared with certain genetically modified hybrids. In October of 2000, the Company and a handful of its customers detected traces of certain proteins contained in a hybrid corn that was not approved by the Food and Drug Administration in the U.S. The Company notified its customers and offered to swap the potentially contaminated lots. Subsequently, some of the Company's clients sued the Company for damages generated by the contamination. The Company sued the supplier of yellow corn as well as the company that initiated the sale of the hybrid in question. Although the Company estimates that these lawsuits will be resolved in its interests, it cannot guarantee the manner in which these proceedings will be concluded.

K.5 Reimbursement of hidden liabilities derived from the acquisition process of shares of Almacenadora Mercader, S.A.

During 1998, the Company acquired 81.25% of the capital stock of Almacenadora Mercader, S.A. (Almer, previously Almacenadora Centro Occidente, S.A. de C.V.) from the Mexican government. In the corresponding contract terms, the Company submitted a request for reimbursement of a portion of the price paid for the shares upon detecting certain non-existing assets and liabilities hidden during the transaction. In 1999, the holding Company, Promotora Empresarial de Occidente, S.A. de C.V. (PEO) transferred its stake in Almer but preserved the rights that derive from the request for reimbursement included in the terms of the sales contract signed by the Federal Government. During 1999 and 2000 the Federal Government determined the outcome of some of the topics included in the request for reimbursement. However, it determined unacceptable the reimbursement of certain liabilities regarding pensions and retirement bonuses of Almer's employees. After exhausting the negotiation proceedings included in the Company's contract, in September of 2000, before the District Attorney it sued for the payment of the debt mentioned, which in the opinion of the Company reaches approximately Ps. 109 million. This proceeding remains pending and it cannot be guaranteed that the outcome will be in favor of the Company.

L. Shares Representing the Capital Stock

The following information refers to the structure of the Company's capital and describes some of the stipulations of its corporate bylaws. This is not an exhaustive description and should be interpreted in its entirety by making reference to said bylaws, which are registered with the Public Commerce Registry in Tlalnepantla, Mexico.

The Company's capital stock is variable. The minimum fixed portion of the capital stock without withdawal rights is $260,283,700.00 (two hundred and sixty million two hundred and eighty three

thousand seven hundred pesos 00/100) and is represented by Series "B" Class I shares, all of which are nominative not expressed at nominal value. The amount of the variable portion of the Company's capital stock cannot exceed 10 times the minimum fixed portion of the capital stock.

The variable portion of the Company's capital stock is represented by Series "B" Class II nominative with voting rights shares not expressed in nominal value and by Series "C" nominative non-voting shares not expressed in nominal value.

The shares representing the capital stock are divided into the following series':

(i) Series "B" composed of common and ordinary shares with full voting rights which at all times represent the 100% of shares with voting rights and which, together with the series "C" shares represent at least 75% of the shares which make up the capital stock. The Series "B" shares are freely subscribed therefore they can be acquired or subscribed to by Mexican and foreign investors.

(ii) Series "C" consist of shares without voting rights, representing the variable part of the capital stock, issued under the shelter of the third section of article 14-BIS of the Securities Market Law, through the express authorization of the National Banking and Securities Commission, and at no point in time represent more than 25% of the total capital stock of the Company. The series "C" shares are freely subscribed therefore they can be purchased or subscribed to by Mexican or foreign investors.

The following table illustrates the number of shares of each series, which were in circulation as of December 31, 2001 and the percentage of the total shares outstanding that they represent:

Series	Number of Shares	Percentage of Total
Series "B" Class I	65,070,925	41.8
Series "B" Class II	62,245,124	39.9
Series "C"	29,910,501	18.2
Total	155,641,049	100

M. Dividends

The Company plans to reinvest a substantial part of its operation's future profits, although it could pay dividends for the amounts determined periodically. The Company has signed contracts for bank loans that limit its capacity to pay dividends. Any proposal to pay dividends is at the discretion of the Shareholders' Meeting and is based on the Company's results, financial position, cash flow needs, investments in future projects and other factors that are considered relevant for the efficient management of the business. The declaration, amount and payment of dividends will be determined by the General Ordinary Shareholders' Meeting under the terms of the corporate bylaws of the Company in accordance with Mexican law.

According to Mexican law, at least 5% of the net profit of the Company should be assigned to a legal reserve, until the amount of the reserve reaches 20% of the Company's capital stock.

III. FINANCIAL INFORMATION

1. Select Financial Information

The information presented below was selected from the Company's Audited Consolidated Financial Statements. This information should be read in conjunction with the Consolidated Financial Statements as of December 31, 2001 and is qualified in its entirety by reference to them and the related notes included in the Addendum of this annual report.

Financial Highlights							
Thousands of pesos as of December 31, 2001							
	1995	1996	1997	1998	1999	2000	2001
Volume (Thousands of Metric Tons)	578	759	747	789	658	640	592
Net Sales	5,335	6,539	4,049	3,498	2,536	1,969	1,752
Operating Income	421	470	185	282	84	161	(50)
Net Income	403	493	21	(75)	(26)	(35)	(583)
EBITDA	636	647	356	440	235	290	76
Total Assets	6,788	5,472	5,066	4,794	3,587	3,273	2,531
Total Liabilities	3,113	2,003	1,629	2,052	1,296	1,152	1,077
Cost-bearing Liabilities	1,819	1,517	1,278	1,816	1,026	980	844
Shareholders' Equity	3,677	3,469	3,449	2,743	2,291	2,085	1,454

2. Management Discussion and Analysis regarding the Operating Results and Financial Position of the Company

The following information should be read with the Company's Audited Consolidated Financial Statements, as well as the notes, which are included in another section of this annual report.

Generally Accepted Accounting Principles in Mexico require that the financial statements recognize the effects of inflation according to Bulletin B-10 of the Mexican Institute of Public Accountants. The effect of this recognition is to present the information in comparable monetary units and therefore, eliminate the effect of inflation on the financial statements. Unless otherwise stated, or unless the text specifies another format, the financial information included is presented in pesos with purchasing power as of December 31, 2001.

As of January 1, 2001, the Company adopted the rules of Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing" issued by the Mexican Institute of Public Accountants ("IMCP"). In accordance with this bulletin, the Company recognizes the effects of deferred taxes applied to the rate of Income Tax (ISR) corresponding to the temporary differences between the accounting and fiscal balances of assets and liabilities and considering the amortizable fiscal losses that are likely to be applied. Adopting this bulletin meant a significant increase in the investment from shareholders of Ps. 73 million and increased the assets for deferred taxes by the same amount, so that in the year ended December 31, 2001 the asset for deferred taxes increased the net loss of the period by Ps. 41 million.

A. Operating Results

Following are select comments regarding the fiscal year of 2001 and the fourth quarter of 2001, individually:


minsa

A.1 Background

During the year 2001, the corn flour market in Mexico declined. According to Company estimates the market declined by approximately 7% during the period, mainly due to the general availability of corn at low prices. As in previous years, the abundance of corn in the market caused an increase in the consumption of tortillas made using nixtamal corn dough at a detriment to corn flour.

The strategy of converting the market to corn flour use, which was implemented by the Company during 2001, did not yield the expected effects of reactivating the corn flour market and resulted in a loss of 1.5 percentage points in this market.

The international markets in which the Company operates continue to grow. In these markets, the Company's operations are growing significantly, in line with management's expectations.

A.2 Strategic and administrative changes

To face the internal environment in which the Company is operating, significant changes have been made to the strategy and management structure aimed at improving the Company's position in the corn flour market, maximizing and stabilizing cash flows, and strengthening the Company's financial position.

(i) Positioning of the Company

The strategy of converting the market to corn flour usage, which was implemented by the Company in the past did not generate the conversion of wet corn dough to corn flour as was expected and was counterproductive in the corn flour tortilla segment already converted, resulting in the weakening of the Company's position in the market. Currently, the Company's efforts are focused on recovering its competitiveness in the corn flour market by improving its client service and attention, restructuring its sales force to increase its presence and coverage in the market, improving the logistical efficiencies of its distribution, controlling and avoiding costs of goods sold and expanding its sales support information systems. Since mid-2001, the Company, supported by an external firm specializing in consulting, has developed a plan of action in the previously mentioned areas. The first phase is being implemented in the Western region and will be completed in April 2002. Implementation on a national coverage will be completed in 2002.

(ii) Maximize and stabilize cash flows

Over the last 3 years, the Company has experienced a cumulative decrease of 25% in sales volume and currently operates less than 60% of its installed capacity. Despite the methodical implementation of cost and expense cutting measures, the decline in sales volume has resulted in a significant erosion of operating margins. As a result, the Company has implemented an aggressive cost and expense reduction program has been reinforced through the centralization and IT automation of operations.

With the support of its external auditors, the Company has adopted corrective and preventive measures to increase internal controls, including the renovation, update and expansion of the Audit Committee's functions, new management policies and procedures, tighter budgeting controls and the expansion of the internal audit function. A Credit Committee was also formed and among its functions are the supervision of credit provisions to clients, monitoring the Company's maximum credit risk level and the continuous enforcement of the policy to reserve doubtful and uncollectable accounts These actions have resulted in, among other things, more conservative accounting procedures, mainly creating a reserve for 100% of accounts receivable over 180 days past due. Among the important measures adopted are a significant increase in the allowance for doubtful accounts; due not only to the increase is credit terms taken by clients as a result of the drop in

demand, but also for the decline in average volume purchased by each customer, which resulted in an increase in the aging of accounts receivable balances.

In addition, the Company will focus its efforts on its core business, corn flour, by eliminating non-strategic operations that fail to meet management's profitability goals and deter financial and human resources from the Company's main activities. Therefore, the Company has decided to exit the consumer products market and will sell the assets and brands of its subsidiary Comercializadora de Productos de Maíz y Derivados, S.A. de C.V. The Company is currently in talks with investment banks and potential buyers of this business.

(iii) Strengthen the Balance Sheet

Currently, the relationship between the short-term and long-term debt on the Company's Balance Sheet is unfavorable due to significant maturities of loans taken several years ago, which coincide with the maturities of the short-term portion of bank loans. Anticipating this situation, the Company's management began working with its lenders to restructure its bank debt. The Company reached a preliminary agreement with its short-term creditors and hopes to achieve a favorable restructure over the course of the next few months.

The accounting effect of the steps taken by the Company are described as follows:

a) As a result of the implementation of a new credit policy in 2001, the Allowance for Doubtful Accounts rose by Ps. 200 million, which corresponds entirely to the balances of active customers with overdue payments and the total balance of its inactive customers. The Company continues working towards receiving these balances and their recovery will represent extraordinary income in future reporting periods.

b) Not including the amounts that may be recovered for its sale and following conservative accounting criteria, a reserve was created for discontinued businesses related to Comercializadora de Productos de Maíz y Derivados, S.A. de C.V., therefore the following measures were taken: (i) increase the Allowance for Doubtful Accounts by Ps. 70.0 million; (ii) write-off 100% of spare parts inventories of Ps. 20.0 million; (iii) write-off of 50% of fixed assets and 100% of current assets of approximately Ps. 16.0 million and (iv) the creation of a reserve of Ps. 11.2 million for the layoff of employees of this subsidiary.

c) Additional charges were realized in the amount of Ps. 72.0 million for the purpose of recognizing some capitalized expenses and deferred charges in the results and to reserve recognized restructuring expenses to be distributed during the first months of 2002.

The adjustments realized as a result of the aforementioned steps, are extraordinary and non-recurring in nature and do not affect the actual cash flow of the Company nor its viability. Therefore, these charges will not affect the Company's EBITDA in 2001 nor in subsequent years.

With the strategic actions mentioned above, and the accounting adjustments derived from them, the Company considers that it is prepared to optimize its performance within the corn flour market and that its financial statements are more congruent to the actual market conditions and more adequately describe the consolidation of its financial position. As a result of the actions described, the Company expects an immediate and significant improvement in its financial results.

The results, unadjusted and without discontinued operations, are commented as follows:

A.3 Volume

As a result of the previously described market situation as previously described, Grupo Minsa's total volume sold in Mexico declined by 11.0% during the full year of 2001.

	2001	2000
Bulk	407,555	452,232
1-kg Package	78,122	94,309
International	105,829	93,698
Total	591,506	640,239

For the fourth quarter of 2001, Grupo Minsa's consolidated sales reached 152,926 metric tons, slightly below the figure reported during the previous fiscal year.

When compared to the third quarter, volume increased by approximately 3.6%. This increase was due to the 8.8% increase in sales to tortilla producers, which made advance purchases as a result of the price increases expected by industrial dough and tortilla producers during January 2002.

The 1-kg package sales decreased 17% due to the contraction in demand from certain government entities as a result of budget limitations.

International sales remained stable showing a slight 0.5% increase.

The following table shows the breakdown of sales volumes during the period:

	4th Quarter 2001	3rd Quarter 2001	4th Quarter 2000
Bulk	108,994	100,189	108,751
1-kg Package	17,427	21,033	19,673
International	26,505	26,385	26,214
Total	152,926	147,607	154,638

A.4 Prices

In the fourth quarter of 2001, the average price was Ps. 2,968.57 per metric ton, which represents an increase of Ps. 49.80 per metric ton or 1.7% compared to the third quarter of 2001.

A.5 Net Sales

Consolidated net sales reached Ps.454.0 million during the quarter, Ps.23.1 million or 5.4% higher than the figure registered during the third quarter of 2001. This increase is due to the higher volume and the increase in the average sales prices previously mentioned.

A.6 Cost of Goods Sold

During the fourth quarter of 2001, the cost of goods sold was Ps. 345.3 million slightly below the Ps.10.2 million reported for the third quarter of 2001. Pesos by metric ton decreased Ps. 150.56 from Ps. 2,411.13 during the previous quarter to Ps. 2,260.57. This reduction was mainly due to the 2.5% decline in corn prices, compared to the third quarter of 2001.

A.7 Gross Profit

Gross profit increased to 23.9% during the quarter, compared to 17.4% reported during the previous quarter. Gross profit reached Ps.108.3 million, compared to Ps.75.0 million in the third quarter of 2001. This change reflects the performance of net sales as well as the cost of goods sold, mentioned above.

A.8 Operating Expenses

Operating expenses during the fourth quarter of 2001 were Ps.36.3 million, Ps.75.3 million or 67.5% higher than those reported during the third quarter of 2001. This increase was mainly explained by the accounting of the cancellation of deferred expenses through amortization and the increase in allowance for doubtful accounts as extraordinary and non-recurring.

A.9 Operating Profit

The Company obtained an operating income of Ps.72.0 million in the fourth quarter of 2001, compared to a loss of Ps.36.6 million in the third quarter of 2001, as a result of a higher gross profit.

A.10 Comprehensive Cost of Financing

During the quarter, the comprehensive cost of financing was Ps.24.8 million, which is Ps. 42.7 million lower than the figure reported in the previous quarter due to an exchange rate gain of Ps. 42.0 million.

A.11 Net Income

The Company reported a consolidated net income of Ps. 65.2 million in the fourth quarter of 2001, Ps. 171.2 million above the net loss of Ps. 106.0 million reported in the third quarter. This was attributed to the higher operating income, the decline in operating expenses and the favorable impact of the Company's comprehensive cost of financing as well as deferred taxes.

A.12 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The figure reported this period reached Ps. 66.5 million, which is Ps. 60.7 million higher than in the previous quarter. This favorable outcome was a result of the Company's operating performance as previously explained.

B. Financial Position, Liquidity and Capital Resources

Minsa's consolidated total assets were Ps. 2,530.5 million as of December 31, 2001, which was Ps. 536.5 million below the figure reported as of September 30, 2001. This decline was mainly due to the strategic and administrative changes mentioned above.

Consolidated total liabilities at the close of the fourth quarter were Ps. 1,076.6 million. The Company's total interest-bearing liabilities were Ps. 843.7 million compared to Ps. 932.9 million in the previous quarter. This decline was mainly due to the amortization payment made on the Company's debt with the IFC as well as the favorable exchange rate this quarter. The Company's financial leverage (total interest-bearing liabilities / shareholders' equity) was 0.58x at the close of the year, while the current ratio (current assets / short-term liabilities) was 0.69x. As previously mentioned, the Company is in the process of negotiating an increase in its debt maturities with its lenders.

Minsa's shareholders' equity as of December 31, 2001 was Ps. 1,453.9 million after the adjustments mentioned above.

B.1 Investment Program

Minsa's plant capacity utilization rate at the end of the fourth quarter of 2001 was 58%, with which the Company is prepared to meet the additional short-term demand that may result from an increase in sales volume. The Company finds it appropriate to limit its investment to projects focusing on improving quality and the efficiency of its current operations until it reaches an adequate installed capacity utilization, at which point it will reinitiate its expansion investment program.

The Company's tax situation is as shown (figures in thousands of nominative pesos):

During the periods ended December 31, 2001 and 2000 some of the Company's subsidiaries reported fiscal losses for up to Ps.175 million.

IV. MANAGEMENT

1. Corporate Bylaws and Other Agreements

1.1 Corporate Bylaws

1.1.1 Overview and Relevant Changes

The Company was incorporated on October 13, 1993 as a corporation with variable capital, according to the laws of Mexico with its corporate headquarters in Guadalajara, Jalisco, Mexico.

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 29, 1997, this minute was registered through the signing of public filing 90,424 on May 23, 1997, signed before Mr. Ignacio Soto Borja, notary public number 129 of the City of Mexico, registered with the Public Registry of Property and Commerce of Guadalajara, Jalisco on June 19, 1997 under the entry without number, volume 634 of the First Book of Commerce Registry and on July 25, 1997 in the Public Registry of Property and Commerce of Tlalnepantla in the State of Mexico under section 145 of volume 34 in the First Book of Commerce, in which the Company changed its corporate headquarters from Guadalajara, Jalisco to Tlalnepantla, Mexico. As a result, the shareholders' meetings, which may be attended by all holders of the Company's shares, are, from this point forward, held in the municipality of Tlalnepantla in the State of Mexico.

By virtue of the agreements adopted by the General Extraordinary Shareholders' Meeting conducted on October 29, 1999, this minute was registered through the signing of public filing number 21,761 on October 29, 1999, signed before Mr. Horacio Aguilar Álvarez Alba, notary public number 39 in Tlalnepantla, Mexico, registered on January 5, 2000 in the Public Registry of Property and Commerce in Tlalnepantla, Mexico, under section 699 of volume 38 of the First Book of Commerce. The Company modified its entire corporate bylaws. Among the most relevant changes made in the corporate bylaws are the following:

(i) Approval of the conversion of the Company's shares with voting rights to a single series of ordinary nominative shares not expressed in nominal value, denominated Series "B". These shares give their holders equal rights (with the exception of the ight to withdrawal

which only corresponds to the shares representative of the Company's variable capital stock). This series remained composed of two share classes: (i) Series "B" Class I, represents the minimum fixed capital (which currently reaches Ps. 260,283,700) without withdrawal rights which is composed of 65,070,925 ordinary nominative shares not expressed in nominal value and without withdrawal rights, which up until the conversion were denominated Series "A" shares; and ii) Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of the 62,519,124 Series "B" shares which were in circulation until then. As a result of this and other modifications to the Company's corporate governance, the restrictions against the acquisition of shares from foreigners were eliminated. It is worth noting that the modifications that have been referred to do not affect the Series "C" shares whatsoever, which are the non-voting right shares representing the variable portion of the Company's capital and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*) and the Series "B" shares are freely subscribed therefore they can be acquired or subscribed by Mexican or foreign investors.

(ii) Certain provisions were incorporated into the bylaws, which subjugate the adoption of resolutions regarding certain "Relevant Events" (a term which is defined in the Company's corporate bylaws) to a vote of nine of the eleven members of the Board of Directors. Among the "Relevant Events" are: (i) the reimbursement, repurchase and amortization of shares issued by the Company, (ii) the issuance of debt, notes, loans, or other similar instruments, in individual or series form (iii) the provision of rights to register on the exchange for a forced sale of the Company's shares (iv) the adoption of any business plan or budget (v) the naming or removal of the Chief Executive Officer (vi) the provision of any guarantee or the creation of any tax on any asset of the Company (vii) the signing of any contract with shareholders, advisors or board members of the Company (viii) the obtaining of credits in excess of those amounts indicated in the bylaws.

(iii) An Executive Committee was created, the members of which will be selected by a majority vote of the Board of Directors.

By virtue of the agreements adopted by the General Extraordinary Shareholders Meeting conducted on April 30, 2001, during which a minute was signed through the registration of public number 3,532 on May 17, 2001, signed before Mr. Francisco I. Hugues Velez, notary public number 212 of Mexico City pending registration in the Public Registry of Property and Commerce of Tlalnepantla, Mexico by virtue of its recent attainment, the Company modified its entire corporate bylaws. These changes were made for the purpose of accommodating the corporate bylaws of the Company to the requirements of Circular 11-33 issued by the National Banking and Securities Commission, which was published in the Official Gazette of Mexico on November 23, 2000 and which includes, among other things, the "Code for Best Corporate Practices". Among the most relevant changes in the corporate bylaws are the following:

(i) The incorporation of certain provisions regarding the functions of the Board of Directors including the incorporation of certain obligations of each Member.

(ii) The Company's obligation, when necessary, of providing a form which contains detailed information on and possible alternatives to topics up for vote instruction on how shareholders can submit their votes during shareholders' meetings that they are invited to attend.

(iii) The creation of intermediary organizations that should support the Board of Directors and its Members. Regarding this, the bylaws state that the creation of an Evaluation and Compensation Committee, an Audit Committee and a Finance and Planning Committee. Structurally, each of these Committees is composed of

members of the Board of Directors and performs functions as an extension of the Board itself in order to provide support in decision-making.

(iv) The Company must have an Internal Auditing Department in charge of valuing the financial information presented periodically to the Board of Directors and that, by the same token, the Company must have an internal control system that covers at least (i) policies and procedures; (ii) segregation of functions; (iii) operations manuals; (iv) legal position of the Company; and (v) protection of assets.

By virtue of the agreements adopted during the General Ordinary Shareholders' Meeting conducted on December 31, 2001, during which a minute was signed through the registration of public number 5,284 on December 31, 2001, signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of Mexico City, the Company agreed on the conversion of Series "C" shares (without voting rights) into Series "B" Class II (with voting rights). In terms of the corresponding resolutions, this conversion will be conducted voluntarily by the holders of Series "C" shares within 5 years following the publication of the corresponding conversion notices.

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 30, 2002, during which a minute was signed through the registration of public number 6,658 on June 13, 2002 signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of the City of Mexico, the Company modified its entire corporate bylaws. These changes were made in order to meet the requirements of the changes in the Securities Market Law published in the Official Gazette of Mexico on June 1, 2001. Among the most relevant changes made to the Company's corporate bylaws were the accommodation of the management structure, particularly regarding the structure and function of Management's intermediary organizations.

1.2 Ownership Rights

All of the shares participate equally in the dividends, reimbursements, amortizations or distributions. In the case of partially paid shares, these will participate in such dividends, reimbursements, amortizations or distributions if they are paid at the moment of realizing these.

1.3 Voting Rights

The Series "B" Class I and Series "B" Class II shares, give their holders full voting rights. The Series "B" shares must, at all times, represent at least 75% of the shares that make up the capital stock and 100% of the total common shares with voting rights. All of the Company's shares are freely subscribed and can therefore be purchased by Mexican or foreign individuals or legal entities.

The Series "C" shares do not have voting rights and were issued under the shelter of the third portion of Article 14-bis of the Securities Market Law. The Series "C" shares can, at no point in time, represent more than 25% of the capital stock. These shares are freely subscribed and can be purchased by Mexican or foreign investors. The holders of these Series "C" shares do not have the minority right to designate Members of the Board of Directors or Deputies.

As of December 31, 2001, the Company's Shareholder Meeting voted to convert the Series "C" shares (non-voting) into Series "B" Class II (voting) shares. In accordance with the corresponding resolutions, this conversion will be realized voluntarily by the holders of Series "C" shares within 5 years of the date of publication of the conversion notice.

1.4 Cancellation of the registration of shares with the National Securities Registry and Intermediaries

In accordance with the Company's corporate bylaws, in the event of the cancellation of shares registered with the National Securities Registry and Intermediaries, either at the Company's request or due to a resolution adopted by the National Banking and Securities Commission in legal terms, the shareholders that retain control of the Company will be required to conduct a tender offer for the shares prior to their cancellation at the higher price between: (i) the average closing price of the shares during the thirty days that they traded before the offer, or, (ii) the book value of the shares reported to the Commission and the Mexican Stock Exchange for the last quarter prior to the offer, unless the National Banking and Securities Commission authorizes a different price upon authorizing the tender offer due to the corresponding cancellation of the share registration. The shareholders that retain control of the Company will not be obligated to conduct the Tender Offer described above if the consent of 100% of the shareholders is obtained for the cancellation of the shares registered with the National Securities Registry and Intermediaries.

1.5 Changes in the capital stock and rights of preference

The fixed portion of the Company's capital stock can only by increased or decreased through a resolution of the General Extraordinary Shareholders' Meeting, while the increases or decreases in the variable part of the capital stock can be completed through a resolution made by the General Ordinary Shareholders' Meeting. The General Shareholders' Meeting, or in some cases, the Board of Directors that decrees the increase, will establish the terms under which the capital increase will be completed.

In the event of a capital increase conducted through a cash payment or through the capitalization of the Company's liabilities, the holders of existing and outstanding shares will have preference to subscribe to the new shares issued or put into circulation to represent the increase, in proportion to the number of shares that they hold, during a period of 15 calendar days as of the date of publication of the corresponding notice in the Official Gazette of the Country or in the official paper in the city of the Company's headquarters.

This right of preference should not be granted if: (i) the share subscription is conducted under the shelter of article 81 of the *Ley del Mercado de Valores*; (ii) it is in reference to the issuance of convertible obligations for shares issued according to article 210 Bis of the *Ley General de Titulos y Operaciones de Credito*; (iii) the shareholders waived this right of preference upon approving a capital increase in the event that treasury shares were issued, (iv) the subscription involves treasury shares that were purchased by the Company in the securities market under the shelter of article 14 Bis of the Securities Market Law, or, (v) in relation to mergers. In accordance with Mexican laws, the rights of preference cannot be waived in advance and a negotiable instrument independent of the corresponding share cannot represent them.

The shares outstanding representing the variable portion of the Company's capital stock can be cancelled by the shareholders in full or partially at the lowest price between: (i) 95% of the value traded on the stock exchange, which is calculated by taking the average trades executed during the 30 days prior the day the cancellation takes effect, or, (ii) the book value of the shares reported in the cash flow statement approved by the General Ordinary Shareholders' Meeting for the fiscal year during which the cancellation took effect. The shareholders that decide to cancel all or part of the variable portion of their shares must notify the Company in writing. If this notification is received before the last quarter of the fiscal year, the cancellation can be completed before the close of the fiscal year; otherwise, it can be completed before the close of the following fiscal year.

1.6 Shareholder Meetings

The General Shareholders' Meetings can be Extraordinary or Ordinary. The General Extraordinary Shareholders' Meetings will be convoked to discuss any situation indicated in article 182 of the *Ley General de Sociedades Mercantiles*. All other General Meetings will be Ordinary.

The notices for the Shareholders' Meetings will be conducted by the (i) Board of Directors or the Commissaries; or (ii) a petition from the shareholders representing at least 10% of the capital stock, represented by voting shares (including in limited or restricted form), requested in writing, at any time, that the Board of Directors or the Commissary convene a General Shareholders' Meeting to discuss the specified in the corresponding request.

The notices for the Shareholders' Meetings must be published in the Official Gazette of the Country or in one of the major newspapers in circulation in the city of the Company's headquarters at least 15 calendar days prior to the date of the Meeting.

The General Ordinary Shareholders' Meeting will be conducted at least once a year within four months after the close of each fiscal year to inform of the financial results of the previous year and to approve the report from the Board of Directors. The General Extraordinary Shareholders' Meetings will be conducted whenever there is a topic to discuss included in article 182 of the *Ley General de Sociedades Mercantiles*.

To attend the Shareholders' Meetings, a corresponding admission card must be presented, which will be given only to the shareholders that claim it at least 24 hours prior to the time of the Shareholders' Meeting, as well as through the registration of their shares with the Company's registrar or the certificates or proof of deposit with a credit institution or a stock broker in the terms of the regulations of the Securities Market Law.

For a General Ordinary Shareholders' Meeting to be considered legally according to the first notice, it should be attended by the holders of at least 50% of the Series "B shares and the resolutions will be considered valid when the majority of the votes of the Series "B" shares are in favor.

In the event of a second notice, the General Ordinary Shareholders' Meetings could be validly conducted when any number of the common and ordinary shares with voting rights is present and the resolutions will be considered valid when the majority of the Series "B" votes are in favor.

For a General Extraordinary Shareholders' Meeting to be considered legally binding according to the first notice, holder of 75% of the series "B" shares must be present and the resolutions will be considered valid when at least 50% of the series "B" votes are in favor. With respect to Extraordinary Shareholders' Meetings held according to second and subsequent notices, independent of the number of shares represented, the resolutions will be valid when more than 50% of the series "B" shares vote in their favor.

1.7 Dividends

Of the net profits of each fiscal year; (i) 5% is separated from the net profits to establish, increase or replace the legal reserve fund until it reaches the equivalent of 20% of the capital stock; (ii) the amounts that the General Ordinary Shareholders' Meeting agrees on applying to create or increase general or special reserves; (iii) of the remaining amount, the Company can reinvest a substantial portion of its profits, although it could also pay dividends in the amount periodically determined, subject to certain exceptions and considerations; and (iv) the surplus, if it exists, will be at the disposal of the shareholders in the General Ordinary Shareholders' Assembly or the Board of Directors if so authorized by the Assembly, who will apply the surplus in a manner deemed appropriate.

1.8 Dissolution and Liquidation

The Company will dissolve itself in any of the cases stated in article 229 of the *Ley General de Sociedades Mercantiles*, through the agreement of the General Extraordinary Shareholders' Meeting. The dissolved company will be liquidated. The General Extraordinary Shareholders' Meeting will designate one or more liquidators authorized by Mexican law or by a resolution of the General Extraordinary Shareholders' Meeting that will designate them.

1.9 Other Agreements

1.9.1 Contracts with Hicks Muse and HMTF

In October 1999, Promotora Empresarial de Occidente, S.A. de C.V. ("PEO"), one of the Company's largest shareholders, sold approximately 46.3% of its stake in the Company (approximately 32.3% of the Company's float) to HMTF. The acquirers are sponsored by Hicks Muse, a leading global private equity investment fund which has completed, or is negotiating, over 300 transactions with a value of over US$37 billion. The shares owned by PEO and HMTF were allocated to a trust in which the five previously-mentioned entities are both trust and trustees. As of December 31, 2001, approximately 73% of the Company's shares outstanding were under the custody of the trust. As part of the sale and purchase agreement completed with the acquisition of the shares issued by the Company on behalf of HMTF, the capital was subscribed to PEO and other individuals and legal entities through diverse contracts which include: (i) the Trust Contract, previously mentioned; (ii) a Shareholders' Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements.

Regarding the Shareholders' Agreement signed by PEO, HMTF, the Company and other related parties, the adoption of certain resolutions and the exercise of voting rights during the Shareholders' Meeting for certain relevant events requires the approval by PEO and HMTF, whose rights are exercised in large blocks through the trust. Therefore, PEO and HMTF have the ability to appoint most of the board members to the Company and decide regarding any measure to be taken that require the approval from the shareholders. In the case of a disagreement between PEO and HMTF related to some identified issued in the Shareholders Agreement as relevant, PEO and HMTF can initiate a process which will conclude in the sale of the capital under custody to one of the parties or to third parties.

The Shareholders' Agreement referred to in the previous paragraph grants PEO and HMTF certain rights and imposes certain obligations in the event that the shares which they own are acquired by a third party. These rights and obligations include: (i) the right of either party to acquire the shares offered to a third-party; (ii) the right of either party to participate proportionate to their holdings in the combined transactions related to said shares with third parties; and (iii) the obligation of the parties to make available to the other their shares being offered to a third party. PEO, HMTF and the Company have, in addition, signed a Registration Rights Agreement which grants HMTF the right, at its discretion, to enlist the Company's shares with the Securities and Exchange Commission as well as to take the measures deemed necessary to realize a public offering in Mexico or the U.S. of shares or securities issued by the Company. The completion of a public offering of PEO and HMTF shares or the update of one of the assumptions contemplated in the Shareholders' Agreement which has been referred to could cause these companies to give up control of the majority of the Company's shares with voting rights, which could result in management changes. This could cause a default on the Company's credit contracts and could have a negative effect on the businesses, the financial position, the operating results and prospects of the Company.

*International Finance Corporation ("**IFC**")*

On November 25, 1996, the Company entered into a financing agreement with IFC for a US$50 million term loan, guaranteed by its Mexican subsidiaries and a US$10 million equity investment in the Company's Series "B" Shares. Of the US$50 million, the IFC syndicated US$30 million of the total amount to a group of international banks. In addition, the IFC subscribed 6,965,052 Series "B" Shares, representing approximately 4% of the Company's share capital, for US$10 million pursuant to the IFC financing terms. The IFC financing gives the Company access to a US$50 million credit line with an 8-year term and a 3-year grace period at a six-month rate of LIBOR plus 3%. The Company used the total amount of the credit line.

According to the IFC's financing terms, PEO, its shareholders and the Company signed a Share Retention Agreement whereby (i) PEO and its shareholders agreed to maintain ownership of at least 40% of the Company's voting share capital (after the listing). The Share Retention Agreement remains in effect until the later of (i) the date in which the IFC term loan is paid in full, (ii) the earlier of March 16, 2002 and the IFC ceasing to be a Company shareholder and (iii) the date on which the total amount derived from the Put Option Agreement is paid in full (as described below).

In addition, pursuant to the terms of the IFC Financing, PEO, its shareholders and the Company entered into a Put Option Agreement. The terms of the Put Option Agreement require that if by September 15, 2001 (i) the Company has not registered and listed its shares of the same class as the shares of the Company held by the IFC at that time on the Mexican Stock Exchange or an equivalent recognized domestic or foreign securities exchange, or (ii) the Company has not made registration and the listing set forth in the clause (i) the above, and has not completed a public offering of the same class as the shares held by the IFC with the proceeds of not less than US$25 million (net of all fees), then the IFC shall have the right to sell PEO or its shareholders all the shares of the Company, issued according to the IFC financing, (issued pursuant to the IFC Financing at the Exercise Price as described below).

If the Company has registered and listed shares of a class other than that held by the IFC and has completed a public offering of shares of such other class with proceeds of no less than US$25 million, the Exercise Price will be the closing selling market price of the shares of any class of the Company on the date immediately proceeding the date of the notice of exercise given by the IFC. If the Company has not completed any such public offering, the price at which the IFC may offer its shares to PEO or its shareholders will be the higher of (i) the closing selling market price of the shares of any class of the Company on the date immediately preceding the notice of exercise or (ii) the Exercise Price.

The Exercise Price per share means the total of the amount expressed in U.S. dollars, which will be calculated as follows: (a) the result of the Company's consolidated EBITDA (income before interest, taxes, depreciation and amortization) as of December 31, 2002 multiplied by 7.5, (b) the average of the Company's debt obligations as of the last day of each month during the fiscal year ending December 31, 2000 shall be subtracted from results from clause (a) previously explained, and the average of the Company's cash and marketable securities as of the last day of each month during the fiscal year ended December 31, 2000 added to thereto and (c) the amount determined under clause (b) above shall be converted into dollars and divided by the total number of shares issued by the Company.

The Exercise Period begins September 15, 2001 and ends on March 15, 2002.

The Company agreed to the following covenants with the IFC Financing: (1) not to declare or pay any dividend or make any distribution on its share capital, except out of profits earned in any preceding fiscal year and then only if, after giving effect to any such declaration or payment (a) an event of default under IFC Financing has not occurred, (b) the consolidated current ratio (defined as the result obtained by dividing consolidated current assets by consolidated current liabilities) is not

above 1.3, and the consolidated total debt to shareholders' equity does not exceed 1.0 and the consolidated long-term debt to shareholders' equity does not exceed 0.67, and (c) the consolidated debt service coverage ratio (defined as cash generation, net income after taxes, plus depreciation, amortization and interest on debt) divided by debt service (the total amount of average principal amortization plus rescheduled interest payments on consolidated debt) is not less than 1.35, (ii) not to incur, assume or allow additional indebtedness, except indebtedness which would not result in (a) the consolidated current ratio falling below 1.3, the consolidated total debt to shareholders' equity to exceed 1.0 or the consolidated long-term debt to shareholders' equity exceeding 0.67 and (b) the consolidated debt service coverage ratio for the four consecutive fiscal quarters immediately proceeding the date upon which the calculation is being made being less than 1.35, provided that new debt may be incurred to replace existing debt on terms which are no less favorable to the Company than the existing debt; (iii) not to enter into, and not permit any of its subsidiaries to enter into any guarantee arrangement or agreement for an obligation of another person, unless such a guarantee would be permissible under the indebtedness test under clause (ii) above and (iv) not to create or permit to exist any lien on any property revenues or other assets, present or future, of the Company, except, (a) any liens existing as of June 30, 1996, (b) any liens not exceeding in the aggregate 3% of the shareholders' equity, (c) any lien on the Company's property existing at the time of the Company's acquisition of such property and (d) certain other limited exceptions.

The Company has complied with the covenants included in the IFC Financing contract and has in its opinion obtained, when necessary, in a proper and timely manner, the required authorization *from the IFC to realize certain specific transactions.*

2. Directors and Shareholders

2.1 Management

2.1.1 Board of Directors

The Board of Directors is responsible for managing the Company and consists of 11 members and their alternates, who can only replace their respective member. The Patrimonial Directors and their alternates are elected during the General Ordinary Shareholders' Meeting, with the understanding that the Patrimonial Directors appointed during the General Ordinary Shareholders' Meeting are entitled to participate in the election of their respective alternates.

Shareholders representing at least 10% of the voting shares are entitled to designate one board member of their respective alternate.

If possible, the Company's shareholders try to maintain the number of independent members at a minimum of 20% of the members of the Board of Directors, and the combination of the independent and the patrimonial members to at least 40% of the members of the Board.

The Company has three Committees which support the Board of Directors in its functions: (i) an Evaluation and Compensation Committee; (ii) an Audit Committee; and (iii) a Finance and Planning Committee. Each of these committees is composed by a member of the Board of Directors and it operates as an extension of the Board of Directors to support in the decision making process.

The current Board of Directors was appointed by the shareholders during the General Ordinary Shareholders' Meeting held on April 30, 2002. The members do not receive fees for the performance of their functions. The following table sets forth the members appointed during the meeting indicating if it is an Independent, a Patrimonial or Related Member, in compliance with the

Regulation 11-33 issued by the Mexican Securities and Exchange Commission published on November 23, 2000.

Members	Position	Alternates	Position
Ernesto Moya Pedrola (President)	Patrimonial	María Teresa Pailles	Patrimonial
Armando Gómez Flores	Patrimonial	José Rogelio Ganem Lang	Related
Juan Jaime Petersen Farah	Independent	José M. Gómez Vásquez	Independent
Luis Huante Rodríguez	Independent	Jaime Gómez Vázquez	Independent
Charles W. Tate	Patrimonial	John Durret	Patrimonial
Joseph V. Colonnetta	Patrimonial	D. Christina Weaver	Patrimonial
Alfonso Miguel Gómez Flores	Patrimonial	Guillermo Gómez Flores	Patrimonial
Julio Serrano Castro Espinosa	Patrimonial	Alejandro Rojas Domene	Patrimonial
Luis A. García Serrato	Related	José Cacho Ribeiro	Related

The Secretary of the Board of Directors is Luis Antonio García Serrato and his alternate is José Cacho Ribeiro. The Statutory Auditors are Javier Buzo Álvarez and Ángel Bernardo Reyes Arias and their alternates are Javier Soni Ocampo and Héctor Gustavo González Alamillo, respectively. The Secretary and the Statutory Auditor may attend the Board of Directors meetings, but have no voting rights.

The individuals appointed as alternate members of the Board can only substitute their respective members in the case of temporary or permanent absence.

The following are brief biographies of the members of the Company's Board of Directors:

Ernesto Moya Pedrola. Mr. Moya holds a chemical engineering degree from the Universidad de Guadalajara, has an MBA from IPADE and has attended certain graduate classes at the ITESM. For the last 20 years he has held several managerial positions at various companies in the financial and industrial sectors. In 1995, Mr. Moya founded Evaluación y Manejo de Empresas, S.A. de C.V., a business consulting firm affiliated to Hicks Muse, a private equity investment firm headquartered in Dallas, Texas. He is currently the President of the Board of Directors of the Company, as well as Cyma Unión de Crédito, Vidrio Formas, Grupo Marzam and member of the board of MVS. He is 56 years old and has been member of the Board for 2 years.

Armando Gómez Flores. He is President of the Board of Directors of GIG Desarrolladores Inmobiliarios, S.A. de C.V., which he co-founded with members of his family. He is also the Company's Advisory and member of the Board of Directors of Grupo Empresarial G, S.A. de C.V., Consorcio Inmobiliario G, S.A. de C.V., Regional Advisors to Banamex, S.A., Club Puerta de Hierro, A.C., Club Valle Real, A.C. and the American Chamber of Commerce, A.C., Palomar Country Club, A.C. He was Vice Presidente at Cámara de la Industria de la Construcción, A.C. in Jalisco. Mr. Gomez Flores is currently Director of PROVIVAC Jalisco and National Sub Director of PROVIVAC Federación en México, D.F. He is 47 years old and has been member of the Board for 8 years.

Luis Huante Rodríguez is consultant to various companies of the financial sector and the Chief Executive Officer of Diagnostico y Evaluaciones, S.C. He holds an accounting degree from Universidad del Valle de México. He is 45 years old and has been member of the Board for 8 years.

Juan Jaime Petersen Farah. Mr. Petersen is currently Chief Executive Officer of Petersen y Jiménez, S.C. a financial consulting firm established in 1995. Previously, he was Chief Executive Officer at Grupo Mexicano de Video, S.A. de C.V., an entity created with the goal of operating and developing the Blockbuster franchise in Mexico. Mr. Petersen has serviced the Economic Board of the Jalisco Chamber of Commerce and advises diverse educational institutions regarding economic and sociologic issues. Previously, Mr. Petersen was Advisor to American Breco Corporation in

Houston, Texas. Mr. Petersen has a degree in Economics and has made studies in Social Science. He is 44 years old and has been on the Board for 4 years.

Charles W. Tate. Mr. Tate started as a Partner in Hicks Muse in 1991 and is member of the firms' board of directors. He has over 30 years of experience in the financial and banking businesses. At Hicks Muse he has been key in the establishment of the company's presence in New York, in obtaining capital, in the organization, structuring and supervision of investments and in expanding its investment activities in Mexico and Latin America. Previously, Mr. Tate worked at Morgan Stanley & Co. for 19 years in the M&A area, and then, for two and a half years, he became director of the banking division. Prior to joining Morgan Stanley, Mr. Tate worked for Bank of America in New York from 1968 to 1971. Mr. Tate is member of the Board of various companies in which the firm has invested. Mr. Tate has a degree in Business Administration from the University of Texas and an MBA from Columbia University. He is 56 years old and has been member of the Board for 2 years.

Joseph V. Colonnetta. Mr. Colonnetta is a Partner at Hicks Muse, Tate & Furst. Prior to joining the firm, he was a Partner at Metropoulus and Co. where he participated in the acquisition of International Home Foods; he was also Vice Presidente at Del Monte Latin America and oversaw the activities of Chirardelli Chocolate Company and Morningstar Foods. Additionally, he performed several operative and managerial tasks at companies of Bass Investment Partners and Openheimer & Co. Mr. Colonnetta has a degree in Business Administration from University of Houston. He is 39 years old and has been member of the Board for 2 years.

Luis Antonio García Serrato is the Corporate Legal Director for the Company, Almacenadora Mercader, S.A. and Fomento e Ingeniería en Comercialización, S.A. de C.V. as well as the Secretary of the Board of Directors of those companies. Between 1996 and 1998 he was Minsa's Executive Director of Operations in United States. Prior to joining Minsa in 1994, he was an Associate at Santamarina y Steta, S.C. Mr. García holds a law degree from Escuela Libre de Derecho and completed studies in Business Administration at Instituto Tecnológico Autónomo de México. He is 34 years old and has been member of the Board for 8 years.

Julio Serrano Castro Espinoza. Mr. Serrano is currently Director of Investment Banking and Corporate Finance at the Mexican bank, Grupo Bursátil Mexicano. Between 1993 and 1998 he was Director of Research at that institution. Prior to Grupo Bursátil Mexicano, Mr. Serrano held several positions as analyst and financial executive. Mr. Sr. Serrano earned his MBA at Harvard University and concluded his Masters in Administration Degree in Economics at the Instituto Tecnológico Autónomo de México. He is 40 years old.

2.2 Management Intermediary Committees

The Board of Directors designated three committees, which consist of the Audit Committee, the Finance and Planning Committee and the Compensation Committee. Each of these committees is to be composed of an odd number of members. These Committees are composed mostly of Independent Directors, including the President, and has with the participation of Minsa's Statutory Auditor, who must attend (but not vote at) meetings of each of its committees.

The Committee members will remain in their positions for a year or until a newly appointed person takes over their position. The President and the Secretary are elected by the members' votes and the President's vote does not count in the event of tie.

The Committees will meet at anytime in which, either one or both, the President or the Secretary of the Board of Directors or any of its members, or the President or the Secretary of the respective Committee solicit a meeting. During each meeting, they will report to the Board of Directors of its activities. In addition, the Audit Committee will present an annual report during the Annual Shareholders' Meeting.

The member of the Committees, designated by the Board of Directors, act as the electoral college in terms of the Company's bylaws, and their faculties cannot be designated to an alternate such as Directors, Managers, Counselors, Commissioner or other equivalent. To be legally installed, the meetings of the Committees require the presence of at least most of its members, and its resolutions will be adopted upon the favorable vote of the majority of its members. The Statutory Auditor will be invited to the meetings but does not have the right to vote.

The Audit Committee is composed of the following members:

Name	Position	Title
Luis Huante Rodríguez	Independent Director	President
Alfonso Gómez Flores	Related Patrimonial Director	Member of the Board
José Cacho Ribeiro	Related Director	Member of the Board
Luis A. García Serrato	Related Director	Member of the Board
Javier Buzo Álvarez	Statutory Auditor	Guest
Guillermo Turincio Pimentel	Chief Financial Officer	Guest
Héctor Hurtado Peña	Controller	Guest

The Finance and Planning Committee is composed of the following members:

Name	Position	Title
Ernesto Moya Pedrola	Independent Director	President
Juan Jaime Petersen Farah	Independent Director	Member of the Board
Joseph V. Colonnetta	Related Patrimonial Director	Member of the Board Luis
A. García Serrato	Related Director	Member of the Board
Javier Buzo Álvarez	Statutory Auditor	Guest
Guillermo Turincio Pimentel	Chief Financial Officer	Guest
José Cacho Ribeiro	General Manager	Guest

The Compensation Committee is composed of the following members:

Name	Position	Title
Ernesto Moya Pedrola	Independent Director	President
Juan Jaime Petersen Farah	Independent Director	Member of the Board
Joseph V. Colonnetta	Related Patrimonial Director	Member of the Board
Luis A. García Serrato	Related Director	Member of the Board
Javier Buzo Álvarez	Statutory Auditor	Guest
Guillermo Turincio Pimentel	Chief Financial Officer	Guest
José Cacho Ribeiro	General Manager	Guest

2.3 Executive Officers

The daily operation and management of the Company's businesses are the responsibility of the Chief Executive Officer, appointed by the Board of Directors.

The management of the Company is integrated by a team of professionals with vast experience in the industry. The following table presents information concerning the current senior management:

Name	Title	Years with Minsa	Years in the industry
José Cacho Ribeiro	General Manager	8 years	15 years
Guillermo Turincio Pimentel	Chief Financial Officer	2 years	2 years
Luis A. García Serrato	Corporate Legal Director	8 years	8 years

José Cacho Ribeiro started working for the Company in 1994 and has been Minsa's Executive Director since 1998. Before joining, he worked at Ralston Purina México, as Regional Director of Operations. Mr. Cacho is a Veterinarian from Universidad Autónoma de México and he completed Senior Management studies at the Instituto Tecnológico Autónomo de México (ITAM).

Guillermo Turincio Pimentel holds an accounting degree and an MBA, with concentration in Management and Finance, from the Instituto Tecnológico Autónomo de México (ITAM). He has also completed studies in human resources. Mr. Turincio has held several managerial positions in transnational companies in the financial and operations areas. His responsibilities have ranged from Chief Financial Officer at Cintra, S.A. de C.V., Sears Roebuck de México S.A. de C.V., Sonoco Products Co., to Board Member to U.S. Display de México. He is also member of the Board of Advisors for Alliant International University in Mexico City. At Minsa, he is the Chief Financial Officer.

Luis Antonio García Serrato is the Corporate Legal Director for Minsa, Almacenadora Mercader, S.A. and Fomento e Ingeniería en Comercialización, S.A. de C.V. as well as the Secretary of the Board of Directors of those companies. Between 1996 and 1998 he was Minsa's Executive Director of Operations in United States. Prior to joining Minsa in 1994, he was a Associate at Santamarina y Steta, S.C. Mr. García holds a law degree from Escuela Libre de Derecho and completed studies in Business Administration at Instituto Tecnológico Autónomo de México.

2.4 Major Shareholders

The following table presents information with respect to the ownership of Minsa as of December 31, 2001, by each shareholder known to us to own beneficially more than 2% of our shares outstanding.

Shareholder Name	Number of Shares Held	Percentage (%)
Citibank México, S.A. Grupo Financiero Citibank, serves as custodian of the EAM 61 trust, for whom PEO y HMTF are its trustees	112,865,496	72.5
International Finance Corporation	6,965,052	4.5
Corporación de la Industria Alimenticia, S.A. de C.V.	5,900,000	3.8
Securities market	29,910,501	19.2
Total	155,641,049	


minsa

PEO owns, through Corporación de la Industria Alimenticia, S.A. de C.V. of Messrs. Raymundo, Armando, Alfonso and Guillermo Gómez Flores and other members of the Gómez Flores family (jointly the "Gómez Flores family"). The Gómez Flores family headed a group of investors which acquired from the Mexican Government the following companies: DINA Autobuses, S.A. de C.V., DINA Camiones, S.A. de C.V., DINA Plásticos, S.A. de C.V. and DINA Motores, S.A. de C.V. The Gómez Flores family has been involved in the real estate and construction business in Guadalajara, Jalisco, since 1978 and, subsequently, in other regions of the country and in the southern part of the United States.

In October 1999, PEO sold approximately 46.3% of its stake in the Company (equivalent to approximately 32.3% of the Company's float) to four investment funds sponsored by Hicks Muse. Hicks Muse is a leading global private equity investment fund, whose goal is to manage a diversified portfolio of investments in companies in the manufacturing and services industries with high potential for capital appreciation.

Hicks Muse has completed, or is negotiating, over 300 transactions with a value of over US$37 billion. Since 1996 Hicks Muse has invested, or has committed to invest, US$2 billion in Latin America. This private equity investment fund has access to a significant amount of capital from its funding partners, which are large public and private pension funds, insurance companies, international financial institutions and corporations.

With offices located in Dallas, Buenos Aires and London, the fund has managed to establish long-term funding relationships, which allows completing large acquisitions.

The shares owned by PEO and HMTF were transferred to a trust in which the five previously mentioned entities are both trust and trustees. As of December 31, 2001, approximately 73% of the Company's shares outstanding were under the custody of the trust. As part of the sale and purchase agreement completed with the acquisition of the shares issued by the Company on behalf of HMTF, the capital was subscribed with PEO and other individuals and legal entities through diverse contracts which include: (i) the Trust Contract, previously mentioned; (ii) a Shareholders Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements. Finally in the context of the operation, the Company's bylaws were amended with the purpose of eliminating restrictions regarding the purchase of the Company's shares by foreigners. In addition, certain minority holders' rights were added regarding the incorporation of voting rights for this group for certain relevant events.

3. Auditors

3.1 Statutory Auditors

The oversight of the Company will be delegated to two statutory auditors and their respective alternates. The Board of Directors appoints the statutory auditors and their alternates. The statutory auditors may be reelected. Currently, the Company's patrimonial examiners are Javier Buzo Álvarez and Ángel Bernardo Reyes Arias and their respective alternates, Javier Soni Ocampo and Héctor Gustavo González Alamillo. Mr. Buzo as well as Mr. Soni are Partners at Price WaterhouseCoopers. Messrs. Reyes and Gonzáles work at Grupo Bursátil Mexicano.

4. Transactions with Related Parties and Conflicts of Interest

As of November 23, 1999, the Company signed with Hicks, Muse & Co. Partners, LP (a subsidiary of Hicks Muse) and Grupo Empresarial G, S.A. de C.V. (subsidiary of PEO) a Monitoring and Oversight Agreement under which the Company pays 0.675% of its total revenues to each one of these companies for certain services described in those contracts.

V. Securities Market

1. Shareholder Structure

As of December 31, 2001, the Company's market capitalization reached a historic US$622,564 thousands, represented in a total of 155,641,049 shares as follows: (i) Series "B" Class I Shares, which represent the minimum portion of shareholders' equity, which may not be withdrawn, and is composed by 65,070,925 registered ordinary shares, without nominal value and without withdrawal rights, and Series "B" Class II Shares, conformed by the shares that represent the variable portion of the shareholders' equity and that are integrated by 62,245,124 registered ordinary shares, without nominal value, which may be withdrawn and (ii) Series "C" Shares compile, as of December 31, 2001, by 29,910,501 shares without voting rights, representative of the variable portion of the shareholders' equity and that were not issued under the third section of the Article 14-bis of the Securities Market Law, through expressed authorization from the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores). All the shares issued by the Company are freely subscribed and may be purchased by Mexican and foreign investors.

Regarding the resolutions, the Series "C" share swap will be voluntary for the holders, and should be completed within a five year period from the day of its announcement.

The following table sets forth the information regarding the Company's shareholders as of December 31, 2001. These identified shareholders hold over 2% of the Company's shares outstanding:

Shareholders	Number of Shares	Percentage
Citibank México, S.A. Grupo Financiero Citibank, serves as custodian of the EAM 61 trust, for whom PEO y HMTF are its Trustees	112,865,496	72.5
International Finance Corporation	6,965,052	4.5
Corporación de la Industria Alimenticia, S.A. de C.V.	5,900,000	3.8
Securities market	29,910,501	19.2
Total	155,641,049	

2. Share Price Performance

The following table provides the closing prices of each month indicated, according to the Mexican Stock Exchange.

Historic Minsa Series "C"			
Month	Close	Month	Close
Mar-98	4.70	Mar-00	5.00
Jun-98	4.68	Jun-00	4.57
Sep-98	3.50	Sep-00	3.70
Dec-98	4.30	Dec-00	2.95
Mar-99	4.45	Mar-01	1.50
Jun-99	2.90	Jun-01	1.40
Sep-99	2.50	Sep-01	1.37
Dec-99	4.90	Dec-01	1.32

VI. ADDENDUMS

1. Audited Financial Statements

2. Letter of Responsibility

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente,
S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS
AND STATUTORY AUDITOR'S REPORT

DECEMBER 31, 2001 AND 2000

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS
AND STATUTORY AUDITOR'S REPORT

DECEMBER 31, 2001 AND 2000

INDEX

Contents	Page

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, April 2, 2002

To the Stockholders of
Grupo Minsa, S. A. de C. V. and subsidiaries

1. We have examined the accompanying consolidated balance sheets of Grupo Minsa, S. A. de C. V. and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2. The company is negotiating to restructure its long and short-term liabilities and is taking significant steps to improve the productivity of its operations as mentioned in Notes 1b. and 8 to the financial statements. The company's ability to continue its operations as a going concern depends to a great extent on the successful restructuring of its long and short-term bank loans and on its ability to adjust to economic and market conditions. Since the debt-restructuring process has not yet concluded, the accompanying financial statements have been prepared on the assumption that the company will continue as a going concern.

3. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo Minsa, S. A. de C. V. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Javier Buzo A.
Audit Partner

STATUTORY AUDITOR'S REPORT
(Translation from original issued in Spanish)

Mexico City, April 2, 2002

To the General Meeting of Stockholders of
Grupo Minsa, S. A. de C. V. and subsidiaries

In my capacity as Statutory Auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Law and with the by-laws of the Company, I hereby submit my report on the reliability, sufficiency and fairness of the consolidated financial information submitted to by the Board of Directors in connection with the Company, operations for the year ended December 31, 2001.

I attended the stockholders and the Board of Directors' meetings and obtained from the company's officials such information as I considered it necessary to examine with respect to the operations, documentation and records. My review was conducted in accordance with auditing standards generally accepted in Mexico.

The company is negotiating to restructure its long and short-term liabilities and is taking significant steps to improve the productivity of its operations as mentioned in Notes 1b. and 8 to the financial statements. The company's ability to continue its operations as a going concern depends to a great extent on the successful restructuring of its long and short-term bank loans and on its ability to adjust to economic and market conditions. Since the debt-restructuring process has not yet concluded, the accompanying financial statements have been prepared on the assumption that the company will continue as a going concern.

In my opinion, the accounting and reporting policies and the criteria followed by the Company and taken into account by the Company's officials in preparing the consolidated financial information presented by them to the Stockholders are adequate and sufficient and, were applied on a basis consistent with that of the preceding year; therefore, such information presents truly, fairly and adequately the consolidated financial position of Grupo Minsa, S. A. de C. V. and subsidiaries as of December 31, 2001, and the results of their operations and the changes in their stockholders' equity and in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Gildardo Lili C.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V.)

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos of December 31, 2001 purchasing power (Ps)

	December 31,	
Assets	2001	2000
CURRENT ASSETS:		
Cash and marketable securities	Ps 47,823	Ps 22,353
Accounts receivable - Net (Notes 1b. and 4)	274,569	665,160
Related parties (Note 7)	45,425	193,045
Inventories (Note 5)	62,995	179,138
Total current assets	430,812	1,059,696
LONG-TERM ACCOUNT RECEIVABLE FROM FEDERAL GOVERNMENT (Note 4)	88,715	92,620
PROPERTY, PLANT AND EQUIPMENT - Net (Note 6)	1,463,152	1,475,714
TRADEMARKS - Net (Note 2d.)	284,254	307,668
DEFERRED CHARGES - Net (Note 2f.)	85,395	158,809
INVESTMENT IN SHARES (Note 2g.)	25,082	25,082
OTHER ASSETS (Note 2e.)	11,677	13,680
DEFERRED INCOME TAX (Note 2h. and 10)	114,543	71,073
Total assets	Ps 2,503,630	Ps 3,204,342
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Bank loans (Note 8)	Ps 659,363	Ps 676,464
Suppliers	87,369	54,900
Other accounts payable and accrued expenses	118,680	84,783
Total current liabilities	865,412	816,147
LONG-TERM DEBT (Note 8)	184,289	303,034
Total liabilities	1,049,701	1,119,181
STOCKHOLDERS' EQUITY (Notes 8 and 9):		
Common stock:		
Nominal value	622,564	622,572
Restatement increase	1,401,468	1,401,468
Total common stock	2,024,032	2,024,040
Reserve for repurchase of shares	128,815	128,812
Additional paid-in capital	400,807	400,807
Retained earnings	(517,792)	65,242
Cumulative effect of deferred income tax (Note 2h.)	73,000	73,000
Deficit in the restatement of capital	(654,933)	(606,740)
Total stockholders' equity	1,453,929	2,085,161
COMMITMENTS (Note 12)		
Total liabilities and stockholders' equity	Ps 2,503,630	Ps 3,204,342

The accompanying twelve notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Note 7)

Thousands of Mexican pesos of December 31, 2001
purchasing power (Ps)

	Year ended December 31,	
	2001	2000
Net sales	Ps 1,751,552	Ps 1,969,376
Cost of sales	1,428,663	1,457,827
Gross profit	322,889	511,549
Operating expenses:		
Administrative	235,136	180,212
Sales and promotion	148,636	182,438
	383,772	362,650
Operating (loss) income	(60,883)	148,899
Other income - Net	10,811	11,624
(Loss) income before special item	(50,072)	160,523
Special item (Note 1b.)	(292,802)	
	(342,874)	160,523
Comprehensive financing cost:		
Interest expense - Net	(150,875)	(157,234)
Exchange gain (loss) - Net	11,162	(22,638)
Gain on net monetary position	6,963	2,030
	(132,750)	(177,842)
Loss before taxes and discontinued operations	(475,624)	(17,319)
Provisions for (Note 10):		
Income tax currently payable		(2,508)
Deferred income tax	25,346	7,192
	25,346	4,684
Loss before discontinued operations	(450,278)	(12,635)
Loss from discontinued operations (Note 11)	(132,756)	(22,805)
Net loss for the year	(Ps 583,034)	(Ps 35,440)
Net loss per common share (Note 2o.)	(Ps 3.74)	(Ps 0.23)

The accompanying twelve notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Notes 8 and 9)

Thousands of Mexican pesos of December 31, 2001
purchasing power (Ps) and thousands of shares

	Number of shares outstanding	Capital stock	Restatement of capital	Reserve for repurchase of shares	Additional paid-in capital	Retained earnings	Initial effect of deferred income tax	Deficit in the restatement of capital	Total
Balances at January 1, 2000	160,601	Ps 642,404	Ps 1,403,439	Ps 132,971	Ps 400,807	Ps 100,682		(Ps 577,723)	Ps 2,102,580
Repurchase of shares	(4,958)	(19,832)	(1,971)	(4,159)					(25,962)
Initial effect of deferred income tax							Ps 73,000		73,000
Comprehensive loss for the year (Note 2p.)						(35,440)		(29,017)	(64,457)
Balances at December 31, 2000	155,643	622,572	1,401,468	128,812	400,807	65,242	73,000	(606,740)	2,085,161
Repurchase of shares	(2)	(8)		3					(5)
Comprehensive loss for the year (Note 2p.)						(583,034)		(48,193)	(631,227)
Balances at December 31, 2001	155,641	Ps 622,564	Ps 1,401,468	Ps 128,815	Ps 400,807	(Ps 517,792) (1)	Ps 73,000	(Ps 654,933)	Ps 1,453,929

(1) Includes Ps14,273 of legal reserve

The accompanying twelve notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos of December 31, 2001
purchasing power (Ps)

	Year ended December 31,	
Operations:	2001	2000
Net loss for the year	(Ps583,034)	(Ps 35,440)
Charges to income not affecting resources		
Depreciation and amortization	174,746	129,132
Discontinued operations	15,373	7,295
Allowance for doubtful accounts	222,951	45,226
Provision for deferred income tax	(41,474)	1,927
Net change in working capital, except cash and marketable securities, and bank and related party loans	295,700	(102,147)
Resources provided by operations	84,262	45,993
Financing:		
Repurchase of shares	(5)	(25,962)
Loans obtained from (granted to) related parties	147,620	(75,076)
Bank loans (repaid) obtained in real terms - Net	(135,846)	38,212
Resources provided by (used in) financing activities	11,769	(62,826)
Investment:		
Acquisition of property, plant and equipment - Net	(66,708)	(11,263)
Acquisition of trademarks	(561)	(280)
Investment in deferred charges	(3,292)	(14,333)
Resources used in investment activities	(70,561)	(25,876)
Increase (decrease) in cash and marketable securities	25,470	(42,709)
Cash and marketable securities at beginning of year	22,353	65,062
Cash and marketable securities at end of year	Ps 47,823	Ps 22,353

The accompanying twelve notes are an integral part of these consolidated financial statements.

(monetary amounts expressed in thousands of Mexican pesos of December 31, 2001 purchasing power and thousands of U.S. dollars, denoted by the symbols Ps, US$ and Frs, respectively, except exchange rates)

NOTE 1 - ACTIVITY AND CURRENT COMPANY SITUATION:

a. Activity

Grupo Minsa, S. A. de C. V. ("Grupo" or the "Company") is a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V., and its principal activities are acting as a holding company and granting its subsidiaries the use of the "Minsa" trademark. The main subsidiaries of Minsa at December 31, 2001 were the following:

Company	Activity	% Ownership 2001	% Ownership 2000
Minsa, S. A. de C. V. (Minsa)	Production and sale of corn flour	99.99	99.99
Minsa Corporation, Inc. (Minsa Corporation)	Production and sale of corn flour and pre-packaged tortillas	100.00	100.00
Maíz Industrializado de Centroamérica, S. A. de C. V. (Minsa Centroamérica)	Production and sale of corn flour and pre-packaged tortillas	100.00	100.00
Comercializadora de Productos de Maíz y Derivados, S. A. de C. V. (CP Masa)	Manufacture and sale of pre-packaged tortillas, fried tortillas and corn chips	99.99	99.99
Servicios Corporativos Minsa, S. A. de C. V. (Servicios Corporativos)	Rendering of professional services to affiliated companies	98.00	98.00
Operadora Minsa, S. A. de C. V. (Operadora)	Rendering of professional services to affiliated companies	99.99	99.99
Servicios Administrativos Minsa, S. A. de C. V. (Seraminsa)	Rendering of professional services to affiliated companies	98.00	98.00
Maíz Industrializado del Sureste, S. A. de C. V. (Minsa Sureste)	Leasing of property, plant and equipment	99.99	99.99
Maíz Industrializado de Occidente, S. A. de C. V. (Minsa Occidente)	Leasing of property, plant and equipment	99.99	99.99
Maíz Industrializado del Golfo, S. A. de C. V. (Minsa Golfo)	Leasing of property, plant and equipment	99.99	99.99
Maíz Industrializado del Norte, S. A. de C. V. (Minsa Norte)	Leasing of property, plant and equipment	99.99	99.99
Maíz Industrializado del Noreste, S. A. de C. V. (Minsa Noreste)	Leasing of property, plant and equipment	99.99	99.99

b. Current company situation

In order to achieve the current goal of becoming the second largest supplier of its market, significant liabilities were contracted over the last five years to finance capital investments necessary to achieve company goals.

In 2001, a number of factors affected the refinancing of company operations, the most important of which were as follows:

- There was a downward trend in the corn flour market in Mexico. According to company estimates, the market dropped approximately 7% over the year.

- Over the last three years, the company has experienced a cumulative decrease of 25% in sales volume, and is currently operating at less than 60% of its installed capacity. In spite of measures designed to reduce costs and expenses, the contraction in sales volume has caused a significant reduction in operating margins.

- The company's strategy of attempting to persuade tortilla producers to work with corn flour rather than prepared dough did not succeed in reactivating the corn flour market. This was reflected in a loss of 1.5 percentage points in that market.

- There was general availability of corn at low prices, which resulted in an increase in the consumption of tortillas made with nixtamal dough rather than corn flour.

The above-mentioned matters affected the company's liquidity. Additionally, at December 31, 2001, the company was not in compliance with certain financial ratios specified in the financing agreement signed with International Finance Corporation (IFC).

Company management has begun a concerted effort with its creditors to restructure its bank debts. A preliminary agreement has been signed with the banks and the company expects to conclude the restructuring of all its debts over the next few months in a manner favorable to the company's interests.

A number of significant changes have been made in the company's administrative structure and strategy designed to improve its positioning in the corn flour market (mainly by improving service to and treatment of customers, restructuring the sales force in order to increase market coverage, improving the logistical efficiency of distribution, controlling and reducing selling expenses and extending information systems supporting sales (these steps will be reflected in 2002), streamlining and stabilizing cash flows, and strengthening the financial position. Additionally, the company has implemented new administrative policies and procedures, the most important of which is the creation of a credit committee which monitors credit extended to customers, ensures that the maximum credit risk of the company is not exceeded, and establishes a more conservative policy for recording the allowance for doubtful accounts.

Currently, the company reserves 100% of its customer receivables more than 180 days old. On adopting this policy the company had to make a significant increase in the allowance for doubtful accounts (see Note 4), due to an increase in the credit term taken by customers as a result of decrease in demand, and to a reduction in the average volume of purchases of each customer, which has resulted in an increase in the aging of the receivable balances.

Lastly, in 2001, the company's subsidiaries carried out a restructuring and reorganization program at each of their plants with a view to increasing productivity and the usage of assets. This program included the write-off of assets that had lost their usefulness for the purposes of the business.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements include the financial statements of Grupo and the subsidiaries mentioned in Note 1a. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in conformity with Accounting Principles Generally Accepted in Mexico and accordingly are stated in pesos of constant purchasing power as of December 31, 2001.

The significant accounting policies followed in the preparation of the consolidated financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a. Marketable securities are stated at cost, which approximates market value.

b. Inventories are stated at average cost, which is similar to replacement cost. Cost of sales is originally determined by the average cost method and restated by applying factors derived from the National Consumer Price Index (NCPI). Amounts so determined are not in excess of market.

c. Imported machinery and equipment is restated by applying the inflation of the country of origin to the original foreign currency cost and converting to pesos at the year-end exchange rate. Fixed assets of domestic origin are restated by applying factors derived from the NCPI to their value at the beginning of the year.

   Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets, on both historical cost and restatement increments, based on annual depreciation rates determined by independent experts.

   Recurring maintenance and conservation expenses are charged to income, while major repairs are amortized over the period in which the benefit is expected to be received.

d. Trademarks are recorded at acquisition cost, and are restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over twenty years. Accumulated amortization at December 31, 2001 and 2000, was Ps195,579 and Ps171,604, respectively, and amortization expense charged to income was Ps23,975 and Ps22,994 for the years ended December 31, 2001 and 2000, respectively.

e. Goodwill represents the excess of cost over the book value of subsidiaries, is shown under other assets, and is amortized by the straight-line method over twenty years.

f. Deferred charges are stated at acquisition cost, restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over eight and twenty years. Accumulated amortization at December 31, 2001 and 2000, was Ps191,976 and Ps115,270, respectively, and amortization expense charged to income was Ps76,706 and Ps26,618 in 2001 and 2000, respectively.

g. Investments in shares of associated companies are stated at acquisition cost, restated by applying factors derived from the NCPI.

h. As from January 1, 2000, the company adopted the provisions of Statement D-4 "Accounting treatment of Income Tax, Asset Tax and Employees' Statutory Profit Sharing", which requires the use of the comprehensive asset and liability method. In principle, this method recognizes deferred tax on all differences between the book and tax values of assets and liabilities. In accordance with the Statement, the accumulative effect at January 1, 2000 was applied directly to stockholders' equity.

i. Seniority premiums to which employees are entitled upon termination of employment after fifteen years of service are recognized as expenses of the years in which the services are rendered, based on actuarial studies performed by independent experts. The principal data related to these studies are shown below:

	At and for the year ended December 31,	
	2001	2000
Accumulated benefit obligation	Ps1,207	Ps1,132
Projected benefit obligation	Ps2,600	Ps2,629
Net projected liability	Ps1,000	Ps1,339
Additional liability	Ps 448	Ps -
Net cost for the period	Ps 635	Ps 640

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

j. Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the exchange rates existing on the balance sheet date. Exchange differences arising from fluctuations in the exchange rates between the transaction and settlement dates, or the balance sheet dates, are charged or credited to income, or capitalized if attributable to construction in progress.

k. In consolidating Minsa Corporation and Minsa Centroamérica, the Company follows the methodology set forth in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants (MIPA). Under this methodology, foreign subsidiaries of Minsa are considered independent foreign entities; consequently, their financial statements, are restated by applying the inflation of the country of origin to the original foreign currency figures. Subsequently, all assets and liabilities and income and expense items are translated at the exchange rate in effect at the balance sheet date. Translation differences arising from the translation of financial statements to Mexican pesos are recorded in the deficit in the restatement of capital. At December 31, 2001 and 2000, the cumulative translation effect was immaterial.

l. Capital stock and the components of stockholders' equity represent the amount of these items expressed in pesos of purchasing power as of December 31, 2001 and are determined by applying factors derived from the NCPI to the historical amounts.

m. The deficit in the restatement of capital represents principally the cumulative loss from holding nonmonetary assets, expressed in Mexican pesos of purchasing power as of December 31, 2001. This loss represents the amount by which the restated value of machinery and equipment of foreign origin has fallen short of the inflation rate measured in terms of the NCPI.

n. The gain on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year, restated in pesos of purchasing power as of December 31, 2001.

o. The net loss per common share is calculated in accordance with the guidelines of Statement B-14 "Earnings per Share" issued by the MIPA. In accordance with this Statement, the net earnings per common share is calculated by dividing net income or loss by the weighted average number of shares outstanding during the year. The weighted average number of common shares outstanding during the years ended December 31, 2001 and 2000, was 155,641 and 157,183 (in thousands of shares), respectively.

p. As of January 1, 2001, Statement B-4 "Comprehensive Income", entered into effect. This Statement requires that the various items affecting earned surplus during the year be shown in

the statement of stockholders' equity as comprehensive income or loss. The statement of changes in stockholders' equity for 2000 has been restructured on a comparable basis.

q. As from January 1, 2001, the company adopted the provisions of Statement C-2, "Financial Instruments". In accordance with that Statement, all derivative operations must be shown in the balance sheet as assets or liabilities stated at market value. Operations with derivative financial instruments comprise option and swap agreements designed to provide protection against fluctuations in the price of natural gas.

The above-mentioned operations are intended to be hedges. The counterparties selected by the company for this type of operation are usually prestigious financial institutions. The risk of noncompliance by the counterparties is very low.

Investments in derivative financial instruments are recorded at fair value, which is the amount for which a financial asset can be exchanged or a financial liability can be paid between or among interested and willing parties an arms-length.

The realized and unrealized gains or losses on these operations are recorded based on market value at the date of sale or at the close of the period. At December 31, 2001, realized profits reported by the company were approximately Ps8,664, and there were no derivative financial instruments outstanding of that date.

r. In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statement and revenues and expenses during the reporting period.

NOTE 3 - FOREIGN CURRENCY POSITION:

At December 31, 2001 and 2000, the exchange rates were respectively Ps9.16 and Ps9.60 to the U.S. dollar. At April 2, 2002, date of issuance of the financial statements, the exchange rate was Ps 9.01 to the U.S. dollar.

The following information is expressed in thousands of U.S. dollars (US$), since these are the currencies in which most of the companies' foreign currency transactions are carried out.

The Company had the following foreign currency monetary assets and liabilities:

	December 31,	
	2001	2000
Assets	US$ 560	US$ 1,183
Liabilities	(65,978)	(72,105)
Net short position	(US$65,418)	(US$70,922)

The following is a summary of the Company's imports of services (excluding machinery and equipment for its own use), together with its interest expense in foreign currency:

	Year ended December 31,	
	2001	2000
Services imports	US$1,475	US$1,624
Interest expense	US$6,293	US$5,714

The Company had nonmonetary assets of foreign origin, or whose replacement cost can be determined only in foreign currency, as shown below:

	December 31,	
	2001	2000
Inventories	US$ 2,414	US$ 1,598
Machinery and equipment	50,970	47,700
	US$ 53,384	US$ 49,298

The Company has two foreign subsidiaries (one in the United States and the other in Guatemala). The combined financial information of these subsidiaries is summarized as follows:

	December 31,	
	2001	2000
Inventories	US$ 2,414	US$ 1,598
Other current assets	8,259	8,759
Current liabilities	(8,474)	(9,558)
Net working capital	2,199	799
Property, plant and equipment - Net	13,734	11,358
Other assets	2,260	2,287
Long-term debt	(99)	(240)
Net equity	US$ 18,094	US$ 14,204

	Year ended December 31,	
	2001	2000
Net sales	US$37,968	US$33,242
Cost of sales	(29,879)	(25,272)
	8,089	7,970
Operating expenses - Net	(4,011)	(5,912)
Interest expense	(265)	(453)
Net income	US$ 3,813	US$ 1,605

NOTE 4 - ACCOUNTS RECEIVABLE:

	December 31,	
	2001	2000
Current:		
Trade	Ps510,869	Ps640,894
Allowance for doubtful accounts	(292,981)	(92,226)
	217,888	548,668
Value added tax recoverable	37,329	31,768
Other	19,352	84,724
	Ps274,569	Ps665,160

Long-term:

Based on a clause contained in the purchase-sale agreement entered into by Comercializadora México de Occidente, S. A. de C. V. (which was merged into Grupo in 1999) and Promotora Empresarial de Occidente, S. A. de C. V. (Peo) for the purchase of Almacenadora Mercader, S. A. de C. V. (Almer), the Company filed with the Mexican Ministry of Finance a claim for a refund of Ps102,955.

This claim is based on the detection of several unrecorded liabilities at Almer dating from prior to its acquisition from the Federal Government.

On September 11, 2000 Grupo and Almer filed a civil suit against the Federal Government seeking payment of the above claim. In the opinion of Company's management and its legal advisors, possibilities exist of recovering the amount claimed. However, it is probable that the

purchase-sale contract gives the Federal Government the right to calculate the amount to be paid on the claim, which is summarized as follows:

Difference in valuation of pension plan liability	Ps 67,540
Unrecorded liability for pension plan and seniority premiums	16,309
Nonexistent assets	6,111
Error in account receivable from CONASUPO due to merchandise shortages and other concepts	12,995
	102,955
Interest receivable	25,419
	128,374
Accountant passable to minority stockholders	(20,553)
Payments received	(19,106) (*)
	Ps 88,715

(*) On November 26, 1999, the Mexican Ministry of Finance authorized a Ps19,106 payment, which was collected by Grupo on December 13, 1999.

NOTE 5 - INVENTORIES:

	December 31,	
	2001	2000
Raw and packing materials	Ps 34,269	Ps 63,469
Finished goods	16,464	51,271
Spare parts	9,990	30,931
Inventories in transit	2,272	31,659
Advances to suppliers		1,808
	Ps 62,995	Ps179,138

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:

	December 31,	
	2001	2000
Buildings	Ps 554,438	Ps 552,132
Machinery and equipment	1,080,919	1,008,159
Furniture, fixtures and computer equipment	99,414	98,403
Transportation equipment	57,701	61,757
	1,792,472	1,720,451
Accumulated depreciation	(514,834)	(441,573)
	1,277,638	1,278,878
Land	146,619	143,680
Construction in progress	38,895	53,156
	Ps1,463,152	Ps1,475,714

NOTE 7 - SIGNIFICANT BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The major balances and transactions with related parties were as follows:

	December 31,	
Accounts receivable:	2001	2000
Fomento e Ingeniería en Comercialización, S. A. de C. V.	Ps 15,537	Ps166,833
Almacenadora Mercader, S. A.	36,193	37,535
	51,730	204,368
Accounts payable:		
Grupo Empresarial G, S. A. de C. V.	6,305	10,601
Hicks, Muse, Tate & Furst, Inc.		722
	6,305	11,323
	Ps45,425	Ps 193,045

Following is a summary of the main transactions carried out with related parties:

	Year ended December 31,	
	2001	2000
Corn purchases - Net	Ps634,952	Ps843,436
Expenses for administrative services	36,000	31,813
Expenses for storage services	4,346	1,488
Income from administrative services	29,629	36,652
Interest (loss) income	(642)	11,385
Other income		1,540

NOTE 8 - BANK LOANS AND LONG-TERM DEBT:

At December 31, 2001, the Company had long-term bank loans and notes payable as shown below:

Creditor	Type	Maturity date	Interest rate	Amount
Short term:				
Bancomer BBVA	Unsecured	14-I-2002	10.50%	Ps180,000 (1)
International Finance Corporation (IFC)	(2)	15-X-2004	Six-month Libor + 3%	91,692
Comerica Bank México, S. A. (Comerica)	Unsecured	07-I-2002	20.20%	20,000 (1)
Comerica	Unsecured	22-I-2002	15.50%	10,000 (1)
Comerica	Unsecured	28-I-2002	15.20%	20,000 (1)
Rabobank International (Rabobank)	Unsecured	04-I-2002	Libor + 2.5%	93,526 (1)
Rabobank	Unsecured	04-I-2002	Libor + 3.5%	82,523 (1)
Rabobank	Unsecured	18-I-2002	Libor + 2.5%	89,074 (1)
Ecoban Finance Limited (Ecoban)	Unsecured	27-I-1999	Libor + 4%	27,508 (3)
Ecoban	Unsecured	2-III-1999	Libor + 4%	36,677 (3)
Other				8,363
				Ps659,363
Long-term:				
IFC	(2)	15-X-2004	Six-month Libor + 3%	Ps183,384
Other				905
				Ps184,289

(1) At the date of these financial statements, the above short-term bank loans have not been paid. The company is in the process of restructuring those loans, for which it has requested the following terms from its bank creditors: a grace period of 1 year on the total debt, which would be repaid in quarterly instalments of US$500 in 2003 and of US$1,000 from 2004 of onwards, plus any cash flow excess determined by the company based on formulas set forth in the company's proposal.

(2) On November 25, 1996 the Company entered into a financing arrangement with the IFC which consists of a US$50,000 long-term loan and a US$10,000 contribution to the capital stock. As a result, the Company issued 6,965,052 Series "B" shares, representing approximately 5% of its capital stock. The agreement establishes an eight-year term and a three-year grace period for the repayment of the US$50,000, which is payable in half-yearly installments of US$5,000 commencing in the year 2000.

The proceeds of the IFC financing were used to: (i) repay short-term debt, (ii) increase working capital, (iii) modernize existing facilities and (iv) build a new plant.

The financing contract is guaranteed by the Mexican subsidiaries of Minsa and requires that the current shareholders retain control of the Company. It also contains several restrictions, involving primarily the insurance coverage of the fixed assets, which are pledged to secure the loan. At December 31, 2000 the Company was in compliance with these covenants. During the term of this agreement, Grupo and some of its subsidiaries must comply with certain covenants related to their financial structure, and these were also complied with at December 31, 2001.

Additionally during the term of this agreement, Grupo and some of its subsidiaries are required to comply with certain restrictions on their financial structure, which have been complied with at December 31, 2001.

As a result of the matters mentioned in Note 1b., at December 31, 2001, the company failed to comply with certain financial ratios, and therefore, under the agreement, it may not declare dividends or reduce its capital stock.

The company is in the process of restructuring this loan. This will finalizes after it restructured its short-term bank loans.

(3) This loan was contracted in 1998 originally for US$38,000, of which US$17,000 was received, payable in six-monthly instalments as from the date of signing. On January 27, 1999, the Ecoban announced the cancellation of these agreements, and failed to comply with the renewal of notes pertaining to this loan. In view of the various instances of non-compliance by Ecoban, Grupo sued for full compliance with the originally agreed contracts and compensation for the resulting damages. Additionally, in 1999, Grupo directly arranged for refinancing of a short-term loan of US$10,000 from certain banks. On April 19, 1999, Ecoban brought a counter suit against the company. The company is in the process of

determining the total amount of the resulting losses and damages. Management and its legal advisors consider that a favorable resolution will be obtained in this matter.

NOTE 9 - STOCKHOLDERS' EQUITY:

In 2001and 2000, the company repurchased 2,000 and 4,958,000 Series "C", Class II shares, respectively.

At the ordinary general stockholders' meeting held on December 31, 2001, the stockholders agreed to cancel 28,327,000 Series "C", Class II shares with no voting rights and no par value, corresponding to repurchased shares, and to issue 28,327,000 Series "B", Class II voting shares with no par value, and no subscription restrictions, to replace the cancelled shares.

After the above movement, at December 31, 2001, the capital stock amounted to Ps622,564 (at nominal value), represented by 155,641,049 nominative shares, without par value, divided as follows:

Series	Authorized number of shares (thousands)	Paid-in shares (thousands)	Nominal amount	Restatement increase	Total
"B" Class I (fixed minimum capital stock, with full voting rights)	65,071	65,071	Ps 260,284	Ps 664,583	Ps 924,867
"B" Class II (variable capital stock, with full voting rights)	105,049	90,570	362,280	736,885	1,099,165
	170,120	155,641	Ps 622,564	Ps 1,401,468	Ps 2,024,032

Dividends paid from previously taxed earnings (CUFIN) do not give rise to additional taxes payable by the company. For this purpose, payment is required only of the tax deferred by the company (5% in 2001) when paying income tax for the period.

NOTE 10 - INCOME TAX, TAX LOSS CARRYFORWARDS, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

Following are comments on the tax situation of the companies (figures stated in thousands of nominal pesos):

For the years ended December 31, 2001 and 2000, certain subsidiaries incurred tax losses of Ps171,090 and Ps203,982, respectively; in addition, some other companies of the group determined taxable income of Ps8,479 in 2000, which were offset against prior years' tax loss carryforwards, generating tax benefits of Ps 2,968. Tax results differ from book results, due mainly book expenses considered non-deductible under the Income Tax Law.

In accordance with the amendments to the tax law in effect as from January 1, 2002, the tax rate will be reduced gradually by 1% a year, starting 2003, until it reaches 32% in 2005.

At December 31, 2001 and 2000 the principal temporary differences for which deferred income tax was recognized were as follows:

	December 31,	
	2001	2000
Inventories	(Ps 62,995)	(Ps 179,138)
Property, plant and equipment - Net	(264,486)	(213,006)
Trademarks and deferred charges – Net	(85,612)	(57,471)
Allowances and provisions - Net	46,140	93,240
Tax loss carryforwards	797,323	655,671
Other items	14,260	
Valuation allowance	(117,365)	(96,229)
	327,265	203,067
Income tax rate	35%	35%
Deferred tax asset	Ps114,543	Ps 71,073

In accordance with the provisions of the Mexican Income Tax Law, the tax loss carryforwards may be carried forward and applied against the taxable income of the following ten years, inflation-indexed in accordance with the procedures established in the Law. The carryforwards of December 31, 2001 were analyzed as follows:

Year of origin	Restated amount	Year of expiration
1997	Ps 135,675	2007
1998	119,425	2008
1999	58,524	2009
2000	308,314	2010
2001	175,385	2011
	Ps 797,323	

At December 31, 2001 Minsa Corporation had tax loss carryforwards amounting to Ps17,028 which expire in 2018.

In the years ended December 31, 2001 and 2000, the company had no liability for Employees' Statutory Profit Sharing payments.

NOTE 11 - DISCONTINUED OPERATIONS:

In 2001, Grupo and its subsidiaries began a program to restructure and reorganize each of their businesses, which involved making significant changes in their administrative strategy and structure with a view to improving positioning in the corn flour market in order maximize and stabilize cash flows and strengthen their financial position.

As a result of this program, it was decided to concentrate company efforts on its basic corn flour business and eliminate nonstrategic operations not meeting the company's established financial goals, since they deter financial and human resources best used in the company's priority operations. Therefore, the company decided to exit from the consumer product market and sell off the assets and trademarks of its subsidiary Cpmasa. The company is currently holding talks with investment banks and potential buyers in this connection.

Regardless of the amounts that can be recovered from the sale of Cpmasa, consideration was given principally to the write-off of assets that had lost their usefulness for business purposes, and a provision was set up for laying off personnel.

Because these items do not form part of the normal course of Grupo's operations, they are shown as discontinued operations in the consolidated statement of income and are analyzed as follows:

	Year ended December, 31	
	2001	2000
Loss from the manufacture and sale of pre-packaged tortillas, fried tortillas and corn chips	Ps 18,669	Ps13,686
Effect of deferred income tax	(17,236)	9,119
Write-off assets that had lost their usefulness	119,768	
Provision for personnel layoffs	11,555	
Loss from discontinued operations	Ps 132,756	Ps22,805

NOTE 12 - COMMITMENTS AND CONTINGENCY:

1. Commitments -

a. StarLink matter

In October 2000, Minsa Corporation became aware that it had received corn shipments from a supplier that contained genetically engineered corn known as StarLink. The United States Food and Drug Administration has determined that StarLink is not suitable for human consumption. Minsa Corporation immediately initiated a recall of all corn flour sold to customers that might have been produced from corn containing StarLink. Minsa Corporation believes the corn

shipments containing StarLink were received from the supplier between September 23 and October 13, 2000. After that date Minsa Corporation began an extensive testing program to ensure that no corn received from its vendors contained StarLink.

For the year ended December 31, 2000, Minsa Corporation had incurred approximately US$250 of costs related to this recall, which includes the cost of corn flour returned by customers, certain product replacement and testing costs, and legal expenses. These costs were expensed by Minsa Corporation in 2000 and were included in administrative expenses in the statement of income.

As of December 31, 2000, Minsa Corporation had recorded a liability of US$798 associated with consumer claims received for reimbursement of costs associated with consumer products made from StarLink corn and costs associated with its own respective product recalls. Additionally, Minsa Corporation had recorded a receivable for the same amount based on the company's belief that the claims would be paid by the producer of the StarLink corn.

In August of 2001, Minsa Corporation executed a settlement agreement with the producer of the genetically engineered corn. Pursuant to this agreement, the developer acknowledged responsibility for the StarLink corn in the company's products and reimbursed Minsa Corporation for costs related to the recall and paid all reasonable customer claims received by Minsa Corporation. Accordingly, the liability and receivable of US$798, recorded at December 31, 2000 were reversed by Minsa Corporation in 2001. Additionally, Minsa Corporation received US$758 from the developer as settlement for Minsa Corporation costs and damages. Approximately US$395 of this amount was recorded as an offset to administrative expenses incurred in 2001 and US$302 was recorded in other income on the statement of income. The remainder was credited against the company's receivable from related parties.

b. Purchase commitments

At December 31, 2001, Minsa Corporation had entered into several agreements for the purchase of white and yellow corn with local suppliers, in order to ensure their availability for future production needs, amounting to 239.8 and 94.7 million pounds of white and yellow corn, respectively. At December 31, 2000, the price of corn ranged approximately between US$0.045 and US$0.058 per pound. These purchase commitments are less than the corn requirements anticipated by Minsa Corporation for 2002.

Tlalnepantla de Baz, Mexico
June 28, 2002

National Banking and Securities Commission
Equity Oversight Division
Securities Market Oversight Division
Insurgentes Sur 1971,Torre Sur, Piso9
Col Guadalupe Inn
C.P. 01020
Mexico City

Regarding the shares representative of the shareholders' equity of Grupo Minsa, S.A. de C.V., mentioned in the annual report, according to the National Securities Registry, I would like to express the following:

1. - I am aware of the impact and responsibilities with investors, regulatory agencies and other capital market participants, which imply being a corporation with securities registered in the National Securities Registry and Intermediaries and that are publicly traded on the Mexican Stock Exchange.

2. - I have reviewed the annual report as of December 31, 2001, which was made based on the information provided by the Company's employees, according to its content.

In addition, I am not aware of any relevant information that has been excluded or misinterpreted in the report, or that contains information that can induce investors to make errors.

Regards,

Luis Antonio García Serrato
Secretary of the Board of Directors
Grupo Minsa S.A de C.V.


minsa


Aniversario
1993
2003
minsa

Ordinary and Extraordinary General Shareholder's Meetings

2002

Tlalnepantla Mex., Abril 30 2003


1993
2003
minsa

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING FISCAL YEAR 2002

(IN CONSTANT PESOS AS OF DECIEMBER 31, 2002)

Macro Economic Environment

During the fiscal year that ended in December of 2002, Mexico's economy showed minimum activity thereby affecting the performance of the domestic market.

Consumer confidence has not returned to the levels prior to the events of September 11, 2001, due to the uncertainty experienced by the conflict in the Middle East. It is estimated that the industrial sector declined by 0.5%, due to the decline in disposable income. The loss of jobs and the lower increase in real wages further weakened this figure.

The Mexican economy increased by moderate 0.9% in 2002. This economic growth occurred during a period of stability, where inflation closed at 5.7% for the year, 1.2 percentage points above the government's target. The 28-day Cetes rate rose to 8.54%, while the exchange rate reached Ps. 10.36/dollar, Ps. 1.19 above the figure reported in December of 2001.

Corn Market Environment

On the other hand, the price of our main raw material, corn, increased by 21.6% at the close of the fourth quarter of 2002 when compared to 2001, while compared to the previous quarter, it increased by 12.7%, due to the increase in the international price of corn basically due to a drought in the U.S..

In order to face the domestic conditions under which the Company operates, during 2002 significant changes were made in its strategy and administrative structure geared towards improving the Company's position in the corn flour market, maximize and stabilize the its cash flow and strengthen its financial situation. The actions taken throughout the year have proven successful, as is satisfactorily reflected in the figures presented in this report.

Continuing with the strategy established in the fourth quarter of 2001, the Company decided to focus its efforts on its core business, corn flour, and eliminate the non-core operations that fail to meet the financial returns set forth for the Company and take away economic and human resources from the core operations. As a result, during the fourth quarter of 2002, the Company decided to close indefinitely the operations in its subsidiaries Comercializadora de Productos de Maíz y Derivados, S.A. de

C.V., La Fábrica de la Tortilla, S.A. de C.V. as well as La Maquinaria de la Tortilla, S.A. de C.V.

The figures presented below do not include discontinued operations.

Volume

Grupo Minsa's consolidated sales volume for the full year of 2002 reached 592,628 metric tons, 0.2% higher than the figure reported for 2001.

Prices

At the close of 2002, the average price was Ps. 3,309.58 pesos per metric ton in constant pesos, up Ps. 19.09 per metric ton or 0.58% when compared to the previous year.

Net Sales

The Company's consolidated net sales reached Ps. 1,961.2 million, Ps. 15.0 million or 0.8% above the figure reported in 2001. This growth was mainly due to the price increase.

Cost of Goods Sold

Cost of goods sold for 2002 reached Ps. 1,522.0 million, Ps. 22.1 million or 1.5% higher than the previous year. This increase was mainly due to the impact in corn prices mentioned previously. In pesos per metric ton, COGS rose by Ps. 32.49 from Ps. 2,535.80 in FY 2001 to Ps. 2,568.29 in FY 2002.

Operating Expenses

The actions implemented since the fourth quarter of 2001 continue to demonstrate positive results, with selling and administrative expenses dropping constantly throughout the year. It is worth noting the significant manner in which these expenses declined during 2002, which caused operating expenses to drop to Ps. 443.3 million, which is Ps. 41.5 million or 8.6% below those incurred in 2001.

Operating Income

The Company reported an operating loss of Ps. 4.1 million in 2002, compared to an operating loss of Ps. 38.5 million in 2001. This increase in the result of a combination of the reduction in operating expenses and an increase in cost of goods sold.

Integral Cost of Financing

The integral cost of financing was Ps. 134.7 million in 2002, which is Ps. 6.7 million below the figure reported in 2001. This was mainly due to the performance of the exchange rate and lower interest rates.

Net Result

The Company reported a consolidated net loss of Ps. 256.7 million in 2002, which is Ps. 359.6 million lower than the net loss of Ps. 616.3 million reported in 2001. This performance was mainly due to the strategic management changes realized during 2001 and the combination of the results mentioned above.

EBITDA

EBITDA reached Ps. 136.8 million in 2002, an increase of Ps. 46.5 million when compared to 2001. This favorable outcome was the result of the Company's operating performance explained above.

Balance Sheet

Total consolidated assets as of December 31, 2002 were Ps. 2,718.5 million, Ps. 43.8 million below the figure reported as of December 31, 2001. This decline is fundamentally explained by the strategic management changes realized at the close of the previous year.

Significant improvements have been made in the aging of accounts receivable, which has been reduced from 43 days in the first quarter of 2002 to 39 days in the second quarter of 2002 and lastly, to 38 days in this period, due to the systematic implementation of measures aimed at their recovery and control. The highest reduction has taken place mainly in Mexico. This is due to the implementation of an efficient system of supervision and control that has been strengthened in the last year, as well as the implementation of a new policy to pay salesmen commissions, which is aimed at improving the net price and reducing accounts receivable.

Total consolidated liabilities reached Ps. 1,379.8 million at the close of 2002. Total interest bearing liabilities reached Ps. 997.3 million, which is Ps. 105.5 million higher than the Ps. 891.8 million reported for the previous year due to fluctuations in the exchange rate and amortization of capital given that the Company has not taken on additional debt. The Company's financial leverage (total interest bearing liabilities / shareholders' equity) was 0.75x, while the current ratio (current assets / short-term liabilities) was 1.69x.

The Company's shareholders' equity was Ps. 1,338.7 million as of December 31, 2002, which is Ps. 198.1 million below the figure reported as of December 31, 2001, mainly due to the net loss reported above.

Contador Publico Luis Huante Rodriguez

Québec 1027
Guadalajara, Jal.

Tels: (01 33) 36426011
36423167

Abril 30, 2003

Consejo de Administración de Grupo Minsa, S.A. de C.V.

En mi carácter de Presidente del Comité de Auditoria y de Consejero Externo, y en cumplimiento de lo dispuesto en los estatutos sociales de Grupo Minsa, S.A. de C.V., rindo a ustedes el reporte de las actividades desempeñadas por el Comité de Auditoria, en relación con la vigilancia y supervisión de la marcha de la Sociedad, por el año terminado el 31 de diciembre de 2002

1. En virtud de los cambios realizados por la Sociedad en su administración durante el ejercicio del 2002, se llevaron a cabo y formalizaron los siguientes cambios de los integrantes del Comité de Auditoria:

Actualmente	Anteriormente
Sr. Luis Javier Fernández Barragán (Socio Deloitte & Touche)	Gildardo Lili Camacho (Socio PriceWaterHouseCoopers)
Sr. Fernando Barajas Murillo (Gerente Deloitte & Touche)	Magali Corona (Gerente PriceWaterHouseCoopers)
Sr. José Cacho Ribeiro (Director General de la Sociedad)	Dr. Juan Gargallo Acosta (Director General de la Sociedad)

2. Se designa al Sr. Luis Huante Rodriguez como Presiente del Comité.

3. Se revisaron y aprobaron las modificaciones a los estatutos sociales de la Sociedad para adecuarlos a los nuevos lineamientos requeridos por la Ley del Mercado de Valores.

4. Acorde a dichas modificaciones se revisaron y aprobaron las atribuciones asignadas, en dichos instrumentos al Comité de Auditoria.

Contador Publico Luis Huante Rodríguez

Québec 1027
Guadalajara, Jal.

Tels: (01 33) 36426011
36423167

5. Se estableció un sistema de análisis de los principales problemas que llegaran a suscitarse en el área de sistemas

6. Se ha mantenido la revisión de la evolución de la cartera de clientes.

7. Se revisaron y analizaron los acuerdos aportados por el Comité de Crédito.

8. Se revisaron los saldos de cuentas intercompañías, analizando su situación fiscal, legal y contable.

9. Se analizó el proceso de la reestructuración bancaria de la Sociedad.

10. Se analizó el desarrollo de un plan estratégico de logística para entregas de producto terminado denominado "SINTEC".

11. Se analizaron los perfiles de los responsables de cuentas por cobrar de cada planta y se sugirió la revisión de dicho personal contra las características definidas.

12. Se reviso el dictamen de los estados financieros de la Sociedad emitido por los auditores externos de PriceWaterHouesCoopers al 31 de diciembre del 2001.

13. Se revisaron los principales indicadores financieros durante el transcurso del año observando una mejora sustancial en la calidad y oportunidad de su presentación.

14. Se analizaron los principales puntos derivados de las revisiones operativas practicadas a la planta de Guadalajara y de Ramos Arizpe.

15. Se analizó la carta de recomendaciones emitida por los auditores externos de PriceWaterHouseCoopers por lo estados financieros al 31 de diciembre del 2001.

16. Se revisaron las políticas y procedimientos de la Compra de Maíz.

17. Se recomendó a la administración de la sociedad que todo el personal firme de aceptación y conocimiento de la políticas, procedimientos y responsabilidades aplicables a sus funciones.

18. Se designo como secretario del Comité al Sr. Francisco Polanco Ponce y como prosecretario al Sr. José Miguel Gil Gil.

Contador Publico Luis Huante Rodríguez

Québec 1027
Guadalajara, Jal.

Tels: (01 33) 36426011
36423167

19. Se revisó la propuesta de la sociedad para cambiar de auditores externos, por lo cual se analizó la cotización de varios despachos, seleccionándose al Despacho Deloitte & Touche para dictaminar los estados financieros de diciembre del 2002. Así mismo, también se aprobaron los honorarios respectivos.

20. Se analizo las funciones y responsabilidades del "Comité de Compras de Maíz" establecido para la optimización y transparencia del principal rubro de costos de la Sociedad.

21. Se revisó y aprobó el plan de trabajo presentado por Deloitte & Touche para la realización de su auditoria por el ejercicio 2002.

22. Se revisó y analizó el cierre de las subsidiarias "CP MASA" y de "La Maquinaria de la Tortilla".

23. Se revisó el plan de trabajo para la toma de los inventarios físicos de materia prima y producto terminado al cierre del ejercicio.

En opinión, del Comité de Auditoria que presido, consideramos que las estructuras de control y prácticas de gestión de negocios seguidos por la administración de la Sociedad durante el ejercicio social del 2002 son razonablemente adecuadas y eficientes.

Presidente del Comité de Auditoria

